Exhibit 99.3

Manulife Financial Corporation Annual Meeting May 14, 2026 Notice of annual meeting of shareholders Your participation is important. Please read this document and vote. manulife.com 2026 Management Information circular

Notice of annual meeting of common shareholders

You are invited to attend our 2026 annual meeting of common shareholders

  When

   May 14, 2026

   11:00 a.m. (Eastern time)

  Where

   Manulife Head Office

   200 Bloor Street East

   Toronto, Ontario

  How to attend

   Our 2026 annual

   meeting will be held

   in person at the address

   above and by live

   webcast at

https://meetings.
lumiconnect.com
/400-072-467-950

   Please read the voting

   section starting on

   page 6 for detailed

   information about how to

   attend the meeting, vote

   and ask questions. More

   information and updates

   on how to attend the

   meeting will be made

   available on our website

(www.manulife.com/
annualmeeting)

Four items of business

• Receiving the consolidated financial statements and auditors’ reports for the year ended December 31, 2025

• Electing directors

• Appointing the auditors

• Having a ‘say on executive pay’

Other matters that are properly brought before the meeting will be considered, but we are not aware of any at this time. The annual meeting for The Manufacturers Life Insurance Company will be held at the same time and will also be held in person and by live webcast.

You need to register as a shareholder or proxyholder to vote or ask questions.
By order of the board of directors, Antonella Deo Corporate Secretary March 16, 2026

Message to shareholders

Don Lindsay Chair of the Board

Dear fellow shareholders,

On behalf of the board of directors, we are pleased to invite you to the annual meeting of common shareholders of Manulife Financial Corporation on May 14, 2026. As a holder of common shares, you have the right to receive our financial statements and vote your shares at the meeting.

Our 2026 management information circular, which starts on page 2, includes important information about the business of the meeting and the items you will be voting on, as well as information about our corporate governance practices and executive compensation program. Please read the circular before you vote your shares.

2025 was a pivotal year for Manulife as we welcomed Phil Witherington as President and CEO. Building on the company’s successful transformation and momentum, Phil is well-suited to guide Manulife into its next chapter. Early in his tenure, he has thoughtfully introduced a refreshed enterprise strategy anchored in our ambition to be the number one choice for customers. Supported by the board and underpinned by five new and elevated strategic priorities, this strategy leverages Manulife’s considerable strengths and global footprint while positioning the company for sustainable, long-term growth to deliver enduring value for our shareholders. We look forward to seeing this bold vision take shape and realize benefits for our customers, communities, and you, our shareholders.

You can read about Manulife’s performance in 2025 and its impact on executive pay beginning on page 42. You will also find a more detailed discussion of the year’s performance and Manulife’s strategic progress in our 2025 annual report – available at manulife.com.

Please read the circular and vote your shares.

The meeting will be held in person and by live webcast on May 14, 2026, at 11:00 a.m. (Eastern time). You can find information about how to attend the meeting on page 6.

Your vote is important to us – we encourage you to consider the information set out in the circular and exercise your voting rights. See page 7 for details about how to vote.

The meeting will cover four items of business: (1) receiving our financial statements; (2) electing directors; (3) appointing the auditors; and (4) having a ‘say on executive pay’. You will vote on all items except for the financial statements. The board recommends you vote FOR items 2 to 4.

We look forward to welcoming you at the meeting.

Don Lindsay

Chair of the Board

March 16, 2026

2026 Management information circular	1

About this Management

Information Circular

This management information circular is being made available to you because you owned common shares of Manulife Financial Corporation as of the close of business on March 16, 2026. It includes important information about the meeting, the items of business to be covered and how to vote your shares.

You are entitled to receive notice of, and vote these shares at, our 2026 annual meeting of common shareholders.

Management is soliciting your proxy for the meeting, which means we are contacting you to encourage you to vote. This will be done mainly by mail, but you may also be contacted by phone, including in connection with the use of the Broadridge QuickVote™ service. We have retained Kingsdale Advisors (Kingsdale), and they may assist us with this process. We pay the costs of the engagement with Kingsdale, which we expect to be approximately $52,000.

In this document:

•	we, us, our, company and Manulife mean Manulife Financial Corporation
•	you, your and shareholder refer to holders of Manulife common shares
•	circular means the Manulife management information circular
•	meeting means our annual meeting of common shareholders on May 14, 2026
•	common shares or shares means common shares of Manulife Financial Corporation
•	Manufacturers Life means The Manufacturers Life Insurance Company

Information in this circular is as at February 27, 2026, and in Canadian dollars, unless indicated otherwise. Any information contained in, or otherwise accessible through, websites mentioned in this circular does not form a part of this document.

For more information

You can find financial information about Manulife in our 2025 annual report, which includes our audited consolidated financial statements and management’s discussion and analysis (MD&A) for the year ended December 31, 2025. The audit committee section of our annual information form has information about the audit committee, including the committee charter.

These documents are available on manulife.com, on SEDAR+ (sedarplus.ca), and on EDGAR (sec.gov/ edgar). You can also ask us for a copy of our 2025 annual report – simply email us at shareholder_services@manulife.com.

Important information about your shares

Third parties may contact you with unsolicited offers to buy your shares, often at prices below market value. Securities administrators in Canada and the U.S. have expressed serious concerns about these types of offers, including the possibility that investors might tender to such offers without understanding the offer price relative to the actual market price of their securities. Investors should exercise caution with these types of offers.

Manulife is not associated with these offers and does not endorse or approve them. If you are contacted with an offer to buy your Manulife shares or have any questions about your shares, please speak with your investment advisor or contact our transfer agent TSX Trust Company (TSX Trust) at 1-800-783-9495 (Canadian residents), 1-800-249-7702 (U.S. residents) or 1-416-682-3864 (rest of world).

2	Manulife Financial Corporation

Delivery of the 2026 management information circular

As permitted by the Canadian Securities Administrators (CSA) and pursuant to an exemption from the proxy solicitation requirement received from the Office of the Superintendent of Financial Institutions Canada (OSFI), we are using notice and access to deliver this circular to both our registered and non-registered (beneficial) shareholders.

What is notice and access?

Instead of receiving a paper copy of the circular, a package was sent to shareholders with a notice explaining how to access the circular online and how to request a paper copy. A form of proxy for registered shareholders and ownership statement holders, or a voting instruction form for non-registered (beneficial) shareholders, was included with the notice with instructions so you can vote your shares.

How to access the circular online

Our website: www.manulife.com/annualmeeting

Our transfer agent’s website: www.meetingdocuments.com/TSXT/mfc

On SEDAR+: www.sedarplus.ca

How to request a paper copy of the circular

Shareholders may request a paper copy of the circular up to one year from the date the circular was filed on SEDAR+. If you would like to receive a paper copy prior to the meeting, please follow the instructions provided in the notice or make a request by going to www.meetingdocuments.com/TSXT/mfc or contacting our transfer agent, TSX Trust, via telephone at 1-888-433-6443 (toll free in Canada and the United States) or 1-416-682-3801 (rest of world), or via email at tsxt-fulfilment@tmx.com. If you have questions about notice and access, please call TSX Trust.

Sign up for e-delivery

We want to provide you with information the way you want to receive it. You can choose to receive your shareholder materials online instead of in the mail.

Non-registered (beneficial) shareholders

Visit proxyvote.com and enter the control number from your voting instruction form. Select “Delivery
Settings” and opt for email.

Registered shareholders and non-registered ownership statement holders

Visit tsxtrust.com/MFCdigital and follow the instructions.

2026 Management information circular	3

Where to find it

This symbol tells you where you can find more information

4	Manulife Financial Corporation

About the meeting

This year’s annual meeting is on May 14, 2026.

Read this section to find out who can vote, how you can vote and what you will be voting on.

Questions?

Call our transfer agent in your region if you have any questions about the meeting. Registered holders can also call our transfer agent to get information about options for managing your share account.

Canada	1-800-783-9495

United States	1-800-249-7702

Hong Kong	852-2980-1333

Philippines	632-5318-8567

Rest of world	1-416-682-3864

Where to find it

Who can vote	6
How to vote	7
What the meeting will cover	12

2026 Management information circular	5

Who can vote

If you held Manulife common shares as of 5:00 p.m. (Eastern time) on March 16, 2026 (the record date), you are entitled to receive notice of, and vote at, our 2026 annual meeting. We had 1,676,449,467 common shares outstanding as of this date and each share carries one vote.

About quorum Before the meeting can go ahead, at least two shareholders have to be present at the meeting, in person or by proxy.

We must receive a simple majority of votes cast for an item to be approved.

Voting restrictions

Shares beneficially owned by the following entities and persons cannot be voted (except in circumstances approved by the Minister of Finance (Canada)):

•	the Government of Canada or any of its political subdivisions or agencies
•	the government of a province or any of its political subdivisions or agencies
•	the government of a foreign country or any foreign government’s political subdivisions or agencies
•	any person who has acquired more than 10% of any class of shares of Manulife.

Also, if any person, an entity controlled by any person, or any person together with an entity that person controls, beneficially owns more than 20% of the shares that can be voted, that person or entity cannot vote unless the Minister of Finance (Canada) allows it.

We are not aware of any person who beneficially owns or exercises control or direction (directly or indirectly) over more than 10% of the voting rights attached to Manulife common shares.

How to attend the meeting

In person

The meeting will take place on May 14, 2026, at 11:00 a.m. (Eastern time). It will be held at our head office in Toronto at 200 Bloor Street East. Please register with our transfer agent when you arrive.

Online as a shareholder

1.  Log in: https://meetings.lumiconnect.com/
400-072-467-950

   The link will be accessible one hour before the meeting start time to allow you to test your connection

2.  Click “I have a login”

3.  Enter your control number as your username (see pages 7 to 11 for more information)

4.  Enter your password: “manulife2026” (case sensitive)

Online as a guest

1.  Log in: https://meetings.lumiconnect.com/
400-072-467-950

2.  Click “I am a guest” and then complete the required fields. Although guests can attend the meeting, they cannot vote or ask questions.

Shareholders and their duly appointed proxyholders will be able to ask questions and vote during the meeting. For more information about how to vote during the meeting and ask questions, please see pages 7 to 10. Additional instructions will be provided at the meeting, as necessary.

Questions should be of interest to all shareholders, not personal in nature. If your question relates to a personal matter, we will contact you after the meeting to follow up on your question. If we cannot answer a question during the meeting because of timing or technical limitations, we will follow up with you as soon as practicable after the meeting.

More information and updates on how to attend the meeting will be available on our website (www.manulife.com/annualmeeting)

6	Manulife Financial Corporation

About the Meeting

Please make sure your browser is compatible before you try to access the meeting online To access the meeting online either as a shareholder or a guest you will need the latest version of Chrome, Safari, Edge or Firefox. Please do not use Internet Explorer. You should log in early to make sure your browser is compatible. Internal network security protocols including firewalls and virtual private network (VPN) connections may block access. If you are experiencing any difficulty connecting or watching the meeting, ensure your VPN setting is disabled or use a computer on a network not restricted by the security settings of your organization. In the event of difficulties during the registration process or with accessing and attending the meeting, please contact TSX Trust at 1-800-783-9495 (Canadian residents), 1-800-249-7702 (U.S. residents) or 1-416-682-3864 (rest of world).

How to vote

There are two ways to vote – by proxy before the meeting, or during the meeting. How you vote depends on whether you are a registered shareholder, an ownership statement holder or a non-registered (beneficial) shareholder.

Shareholders are encouraged to vote their shares and submit proxies before the meeting.

See page 11 for important details about voting by proxy.

Registered shareholders and non-registered ownership statement holders

(your package includes a proxy form)

You are a registered shareholder if you have a share certificate in your name or your shares are recorded electronically in the Direct Registration System (DRS) maintained by our transfer agent.

You are an ownership statement holder if you hold a share ownership statement that was issued when Manufacturers Life demutualized.

Vote by proxy You or your authorized representative must complete the proxy form. If you are a corporation or other legal entity, your authorized representative must complete the form.	You can vote your shares in one of four ways:
On the internet – Go to the website indicated on your proxy form. You will need the personal identification/control number on the form.
By phone (Canada and U.S. only) – Call the toll-free number on the proxy form and follow the instructions. You will need the personal identification/control number on the form.
By mail – Complete your proxy form and return it in the envelope provided.
On your smartphone – Use the QR code found on your proxy form.

Your proxy must be received by 5:00 p.m. (Eastern time) on May 12, 2026, for your vote to be counted. If you are mailing your proxy form, be sure to allow enough time for the envelope to be delivered. The deadline for the deposit of proxies can be waived by the Chair of the Board at his discretion, without notice.

If the meeting is adjourned, your proxy must be received by 5:00 p.m. (Eastern time) two business days before the meeting is reconvened.

2026 Management information circular	7

Registered shareholders and non-registered ownership statement holders (continued)

Vote in person at the meeting You will need to bring photo identification with you to the meeting.	Check in with our transfer agent when you arrive at the meeting. Do not complete the proxy form before the meeting because you will vote in person at the meeting.

Vote online during the meeting

You will find your control number on the proxy form included with your meeting materials.

You will need your control number to be able to vote or ask questions at the meeting.

On the day of the meeting:

1.  Log in: https://meetings.lumiconnect.com/400-072-467-950 The link will be accessible one hour before the meeting start time to allow you to test your connection

2.  Click “I have a login”

3.  Enter your control number (on the proxy form included with the meeting materials) as your username

4.  Enter your password: “manulife2026” (case sensitive)

5.  Follow the instructions to cast your vote.

If you have already voted by proxy, your vote at the meeting, if properly cast, will automatically revoke your previous vote.

Changing your vote You can revoke your proxy form if you change your mind about how you want to vote your shares.

Sending new voting instructions with a later date will revoke the instructions you previously submitted.

You can send a new proxy on the internet, by phone or by mail, by following the instructions above. Or send a notice in writing, signed by you or your authorized representative to: Corporate Secretary, Manulife Financial Corporation, 200 Bloor Street East, Toronto, Ontario, M4W 1E5 Canada.

Your new proxy must be received by 5:00 p.m. (Eastern time) on May 12, 2026, for your vote to be counted. If you are mailing your new proxy form, be sure to allow enough time for the envelope to be delivered.

If the meeting is adjourned, your proxy must be received by 5:00 p.m. (Eastern time) two business days before the meeting is reconvened.

If you miss the deadline, you can only revoke your proxy by giving a notice in writing to the Chair of the Board before the meeting begins. The notice must be signed by you or your authorized representative.

8	Manulife Financial Corporation

About the Meeting

See page 11 for important details about voting by proxy.

Non-registered (beneficial) shareholders

(your package includes a voting instruction form)

You are a non-registered shareholder if you hold your shares through an intermediary (a bank, trust company, securities broker, or other financial institution). This means the shares are registered in your intermediary’s name and you are the beneficial shareholder.

Vote by proxy You or your authorized representative must complete the voting instruction form. If you are a corporation or other legal entity, your authorized representative must complete the form.	You can vote your shares in one of four ways:
On the internet – Go to the website indicated on your voting instruction form and follow the instructions on screen.
By phone (Canada and U.S. only) – Call the toll-free number on your voting instruction form and follow the instructions.
By mail – Complete your voting instruction form and return it in the envelope provided.
On your smartphone – Use the QR code found on your voting instruction form.

Your intermediary must receive your voting instructions with enough time to act on your instructions. Check the form for the deadline for submitting your voting instructions. If you are mailing your voting instruction form, be sure to allow enough time for the envelope to be delivered. The deadline for the deposit of proxies can be waived by the Chair of the Board at his discretion, without notice.

Vote in person at the meeting You must appoint yourself (or another person) as proxyholder. Then you or the person you appoint need to bring photo identification with you to the meeting.

First, appoint yourself as proxyholder by printing your name in the space provided on the voting instruction form. You can also appoint someone else to be your proxyholder (see page 11 for more information). You can do this in one of two ways:

•

sign and return the form in the envelope provided but do not fill in your voting instructions because you will vote during the meeting (check the form for the deadline for submitting it, and make sure you allow enough time for the envelope to be delivered), or

•

go to the website indicated on the voting instruction form and follow the instructions.

Then, when you arrive at the meeting, check in with our transfer agent.

2026 Management information circular	9

Non-registered (beneficial) shareholders (continued)

Vote online during the meeting

You must appoint yourself (or another person) as proxyholder.

Then you or the person you appoint must contact TSX Trust to get a control number.

You need a control number to be able to vote or ask questions at the meeting.

First, appoint yourself as proxyholder by printing your name in the space provided on the voting instruction form. You can also appoint someone else to be your proxyholder (see page 11 for more information). You can do this in one of two ways:

•

sign and return the form in the envelope provided but do not fill in your voting instructions because you will vote online during the meeting (check the form for the deadline for submitting it, and make sure you allow enough time for the envelope to be delivered), or

•

go to the website indicated on the voting instruction form and follow the instructions.

Then get a control number by contacting TSX Trust by no later than 5:00 p.m. (Eastern time) on May 12, 2026. You can do this in one of two ways:

•

call 1-866-751-6315 (within North America) or 416-682-3860 (outside of North America), or

•

go online at www.tsxtrust.com/control-number-request

If you appointed someone else to be your proxyholder, that person must contact TSX Trust to get a control number.

On the day of the meeting:

1.  Log in: https://meetings.lumiconnect.com/400-072-467-950 The link will be accessible one hour before the meeting start time to allow you to test your connection

2.  Click “I have a login”

3.  Enter your control number as your username

4.  Enter your password: “manulife2026” (case sensitive)

5.  Follow the instructions to cast your vote. If you have already voted by proxy, your vote at the meeting, if properly cast, will automatically revoke your previous vote.

Changing your vote You can revoke your voting instruction form if you change your mind about how you want to vote your shares.

Follow the instructions on your voting instruction form or contact your intermediary for more information.

Your intermediary must receive your voting instructions with enough time to act on your instructions. Check the form for the deadline for submitting your voting instructions. If you are mailing your voting instruction form, be sure to allow enough time for the envelope to be delivered. The deadline for the deposit of proxies may be waived or extended by the Chair of the Board at his discretion, without notice.

10	Manulife Financial Corporation

About the Meeting

More about voting by proxy

Voting by proxy is the easiest way to vote. It means you are giving someone else (your proxyholder) the authority to attend the meeting and vote for you according to your instructions.

Philip J. Witherington, President and Chief Executive Officer or, in his place, Donald R. Lindsay, Chair of the Board (with full power of substitution) have agreed to act as Manulife proxyholders to vote your shares at the meeting according to your instructions. If you do not name a different proxyholder when you complete your form, you are authorizing Mr. Witherington or Mr. Lindsay to act as your

About confidentiality and voting results Our transfer agent independently counts and tabulates the votes to maintain confidentiality. A proxy form or voting instruction form is only referred to us if it’s clear that a shareholder wants to communicate with the board or management, the validity of the form is in question, or the law requires it.

After the meeting the voting results will be posted on manulife.com, on SEDAR+ (sedarplus.ca), and on EDGAR (sec.gov/edgar). Voting results from past meetings are also available.

proxyholder to vote for you at the meeting according to your instructions.

If you do not indicate on the form how you want to vote your shares, Mr. Witherington or Mr. Lindsay will vote:

•	FOR the election of each of the nominated directors in this circular
•	FOR the appointment of Ernst & Young LLP as auditors
•	FOR the advisory vote on our approach to executive compensation

You can also appoint someone else to be your proxyholder – that individual does not need to be a Manulife shareholder. To do so, print the person’s name in the blank space on the proxy form or voting instruction form, sign and return the form in the envelope provided but do not fill in your voting instructions because your proxyholder will vote during the meeting (check the form for the deadline for submitting it, and make sure you allow enough time for the envelope to be delivered), or go to the website indicated on the proxy form or voting instruction form and follow the instructions. Once your intermediary receives your instructions your proxyholder needs to either attend the meeting in person (please have your proxyholder bring photo ID to the meeting) or get a control number to attend the meeting online by contacting TSX Trust by no later than 5:00 p.m. (Eastern time) on May 12, 2026. They can do this in one of two ways:

•	call 1-866-751-6315 (within North America) or 416-682-3860 (outside of North America), or
•	go online at www.tsxtrust.com/control-number-request.

If there are amendments to the items to be voted on or any other matters that are properly brought before the meeting or any adjournment, your proxyholder can vote your shares as they see fit.

Questions? Call the transfer agent in your region if you have any questions or to ask for a new proxy form (see page 5 for details).

2026 Management information circular	11

What the meeting will cover

The meeting will cover four items of business.

1. Receiving financial statements (see manulife.com)

Our 2025 consolidated financial statements and the auditors’ reports on those financial statements will be presented at the meeting. You can find a copy in our 2025 annual report on manulife.com.

2. Electing directors (see page 15)

You will elect 13 directors to serve on our board until either the end of next year’s annual meeting of common shareholders, or earlier if they leave the board. All nominated directors were elected at our 2025 meeting. You can read about the nominated directors beginning on page 15. The board recommends that you vote FOR the election of each nominated director.

3. Appointing the auditors

Ernst & Young LLP (Ernst & Young) (or a predecessor) have acted as external auditors to Manulife or an entity within the Manulife group of entities since 1905. The audit committee has recommended that the board re-appoint them as our external auditors for fiscal 2026 to serve until the end of our next annual meeting.

We maintain independence from the external auditors through audit committee oversight, adherence to rigorous regulatory independence requirements in Canada and the United States, including rotation of the lead audit partner at least every five years, a robust pre-approval policy and limits on non-audit services, and Ernst & Young’s own internal independence safeguards. The audit committee also conducts a formal review of the external auditors every year and a more comprehensive review every five years. A comprehensive review was completed in 2024, and the next one is scheduled for 2029. In addition, the company undertook an external audit tender process in 2024, and going forward plans to conduct an external audit tender in line with best practice governance guidelines, which is currently every ten years. For more information on the tendering process, see pages 13 to 15 of Manulife’s 2025 management information circular.

Audit committee review

The audit committee conducts a formal review of the external auditors every year, and a more comprehensive review every five years. These reviews are based on guidelines set by the Chartered Professional Accountants of Canada (CPA Canada) and the Canadian Public Accountability Board (CPAB) to assist the audit committee in their oversight duties.

A comprehensive review was conducted in 2024, covering the five-year period ended December 31, 2023. The 2024 review included an evaluation of the engagement partner and team, their independence, objectivity and professional skepticism, and the quality of communication and audit work performed. In addition, the company undertook an external audit tender process in 2024, as noted above, and going forward plans to conduct an external audit tender in line with best practice governance guidelines, which is currently every ten years. In 2025, a new lead partner was appointed.

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 About the Meeting

The following table lists the services Ernst & Young provided to Manulife and its subsidiaries in the last two fiscal years and the fees they charged each year.

(in millions)	2025	2024

Audit fees	$45.6
Includes the audit of our financial statements as well as the financial statements of our subsidiaries, segregated funds, audits of statutory filings, prospectus services, report on internal controls, reviews of quarterly reports and regulatory filings		$39.5

Audit-related fees	$3.8
Includes consultation concerning financial accounting and reporting standards not classified as audit, due diligence in connection with proposed or consummated transactions and assurance services to report on internal controls for third parties		$3.1

Tax fees	$0.7
Includes tax compliance, tax planning and tax advice services		$0.4

All other fees	$0.7
Includes other advisory services		$0.2

Total	$50.8	$43.2

Note: Total fees above exclude fees of $19.6 million in 2025 and $17.7 million in 2024 for professional services provided by Ernst & Young to certain investment funds managed by subsidiaries of Manulife. For certain funds, these fees are paid directly by the funds. For other funds, in addition to other administrative costs, the subsidiaries are responsible for the auditor’s fees for professional services, in return for a fixed administration fee. In addition, total fees increased by $7.6 million primarily related to audit and audit related fees associated with several acquisitions in the Global Wealth and Asset Management business.

Our auditor independence policy requires the audit committee to pre-approve all audit and permitted non-audit services (including the fees and conditions) the external auditor provides.

If a new service is proposed during the year that is outside the pre-approved categories or budget, it must be pre-approved by the audit committee, or by a member that the committee has appointed to act on its behalf.

The board recommends that you vote FOR the appointment of Ernst & Young as auditors.

2026 Management information circular	13

4. Having a ‘say on executive pay’ (see page 41)

The board believes that executive compensation programs must be sound, fair and competitive with the market and support our strategy and progress.

The board recognizes the increased scrutiny of executive compensation generally and believes that shareholders should have the opportunity to fully understand our compensation objectives, philosophy and principles, and have a say on our approach to executive compensation.

As a result, we are asking you to vote on the following resolution:

Resolved, on an advisory basis and not to diminish the role and responsibilities of the board of directors, that the shareholders accept the approach to executive compensation disclosed in the management information circular delivered in advance of the 2026 annual meeting of common shareholders of Manulife Financial Corporation.

Last year shareholders voted 94.60% in favour of our approach to executive compensation. We discuss our executive compensation program for 2025 in detail starting on page 42. This disclosure has been approved by the board on the recommendation of the management resources and compensation committee. The board recommends that you vote FOR our approach to executive compensation.

This is an advisory vote, so the results are not binding. The board will, however, take the results into account, together with feedback received from other shareholder engagement activities, when making decisions about compensation policies, procedures and executive pay in the future.

If a significant number of shareholders oppose the resolution, the board will engage with shareholders (especially those who are known to have voted against it) to understand their concerns and will continue to review our approach to executive compensation in the context of those concerns.

We encourage any shareholders who are thinking of voting against the resolution to contact the board to discuss their specific issues or concerns (see page 121 for details about how to contact the board and page 129 for details about our shareholder engagement activities).

About shareholder proposals and proxy access

We must receive shareholder proposals or nominations under our proxy access policy for our 2027 annual meeting by 5:00 p.m. (Eastern time) on December 16, 2026, to consider including them in next year’s circular. Shareholder proposal submissions must be in writing and meet the requirements of the Insurance Companies Act (Canada). See page 129 for more information about our proxy access policy.

Send your proposal or nomination notice to:
Corporate Secretary

Manulife Financial Corporation

200 Bloor Street East

Toronto, Ontario M4W 1E5

Canada

email: corporate_governance@manulife.com

14	Manulife Financial Corporation

About the directors

Read about the nominated directors before you vote your shares.

This year, 13 people have been nominated for election to the board for a one-year term. All nominated directors were elected at our 2025 meeting. We previously announced another director, Hai Ling, would be joining the board; however, due to personal circumstances, his appointment has been deferred. We look forward to welcoming him to the board in the future.

This group of directors has the mix of skills, experience and qualifications necessary for proper oversight and effective decision-making in the context of a complex, publicly traded organization.

Appropriate size	13	directors is within an appropriate range for healthy debate and effective decision-making

Independent	All	nominated directors are independent, except the CEO, and all board committee members are independent

Qualified and financially literate	All	directors bring a mix of the competencies and experience necessary for effective oversight, and all are financially literate

Attendance	99%	is the average overall attendance for director nominees who served on the board in 2025

Inclusion	6	6
	of the nominated independent directors (50%) are women	of all nominated directors (46%) are women

	2	2
	of the nominated independent directors (17%) have self-identified as members of a visible minority[1]	of all nominated directors (15%) have self-identified as members of a visible minority[1]

Tenure and term limits	4.5	4.2
	years is the average tenure of the nominated independent directors	years is the average tenure of all nominated directors

	The board has a 12-year term limit. The Chair of the Board can serve a term of five years, regardless of the number of years served as a director.

Age	66	65
	is the average age of the nominated independent directors	is the average age of all nominated directors

[1]	As defined in the Employment Equity Act (Canada).

Where to find it

Key things about the board	15	2025 board committee reports	31
Director profiles	18	How we pay our directors	37

2026 Management information circular	15

Inclusion

Our board recognizes the importance of inclusion and is committed to fostering diversity at all levels of the organization. The board believes that having highly qualified directors from diverse backgrounds brings different perspectives and experiences to the boardroom, generating healthy discussion and debate and more effective decision-making.

Six of the nominated independent directors (50%) are women.

Two of the nominated independent directors (17%) have self-identified as members of a visible minority as defined in the Employment Equity Act (Canada).

Diversity is an important consideration, among others, in board succession, and you can read more about the board’s approach to diversity and its recruiting efforts on page 132.

Oversight

Our board continued to provide effective oversight and guidance to management this year through regular interactions, including:

•	board and committee meetings, regular update calls, meetings with management, and written updates and informal communications
•	significant interactions with regulators and investors to better understand the evolving operational environment and stakeholder expectations
•	continued use of board focus groups for taking deep dives on key topics of strategic importance to the company
•

balanced use of in-person and virtual meeting formats to facilitate in-person interactions while maintaining the flexibility of virtual meetings given the global nature of the board to achieve optimal participation from all directors and to help attract talented directors from across the globe.

The board’s strategic focus in 2025 included:

•	continued focus on board succession with the appointment of two new directors in 2025, who bring skills and experience critical to Manulife’s strategic priorities
•	completed a successful CEO succession process, welcoming Phil Witherington as Manulife’s new CEO in May 2025
•

provided robust oversight over the strategic ambitions of the company and related activities, including Manulife’s refreshed enterprise strategy, the execution of the strategic acquisition of Comvest Credit Partners (Comvest) and the announcement of a joint venture transaction with Mahindra & Mahindra Ltd. (Mahindra) to enter the life insurance market in India

•	board members met with investors who collectively own approximately 33% of Manulife’s outstanding institutional shares as part of the shareholder outreach program.

16	Manulife Financial Corporation

 About the Directors

Majority voting

Shareholders can vote for, or withhold their vote from, each director. Directors who receive more withhold than for votes must submit their resignation.

The corporate governance and nominating committee will review the details surrounding the resignation and report to the board. The board will accept the resignation unless there are exceptional circumstances. The board will decide whether to accept the resignation within 90 days of the meeting and a news release will be issued disclosing the resignation or the reasons why the resignation was not accepted. The director will not participate in these deliberations. The resignation will be effective when it is accepted by the board.

This policy applies only in uncontested elections, where the number of nominated directors is the same as the number of directors to be elected.

Attendance

Quorum for board meetings is a majority of the directors and directors are expected to attend all meetings of the board and their respective committees.

Attendance for the nominated directors at board and committee meetings held in 2025 is set out in the director profiles starting on page 18. The average overall attendance of director nominees who served on the board in 2025 was 99%.

Equity ownership

The director profiles that follow include the value of each director’s equity ownership. We calculated the value of equity ownership by multiplying the number of their common shares and deferred share units (DSUs) by $48.57, the closing price of our common shares on the Toronto Stock Exchange (TSX) on February 27, 2026.

Starting January 1, 2026, directors receive a minimum of US$137,500 (approximately 57%) of the annual board retainer in equity, and the director equity ownership requirement is six times the mandatory equity portion of the annual board retainer.

We require all directors except the CEO to own common shares, preferred shares and/or DSUs with a total market value of at least six times the mandatory equity portion of the annual board retainer. Mr. Witherington has separate equity ownership requirements as the President and CEO, which he meets (see page 112).

In 2025, the mandatory equity portion of the annual board retainer was US$127,500. The corporate governance and nominating committee worked with an independent advisor to review director compensation in 2025 and recommended that the board approve a 4.3% increase to director compensation to align with companies of similar complexity, received entirely in equity, and increasing the mandatory equity portion of the retainer to US$137,500 (approximately 57% of the board retainer). This change went into effect January 1, 2026.

Directors are expected to meet their equity ownership requirements within six years of joining the board. However, for directors on the board as of December 31, 2025, one additional year was granted to meet the increased director equity ownership requirement. The minimum equity ownership requirement as of February 27, 2026, was $1,125,465 (US$825,000, using the Bank of Canada daily exchange rate of US$1.00 = $1.3642). Fluctuations in foreign exchange rates will cause variances in the minimum ownership requirements. All directors have either met the director equity ownership requirement or are on track to meet the requirement.

2026 Management information circular	17

Director profiles

Donald R. Lindsay (Chair) Vancouver, BC, Canada/Age 67/Independent

Key competencies and experience
• Finance/Accounting	• Public company executive/Director
• Risk management	• Technology/Operations
• Talent management/Executive compensation	• Environmental/Climate/Social/Governance
• Asia experience

Mr. Lindsay’s international business experience, including over 17 years as CEO of a public company and nearly two decades of experience in senior executive roles in investment and corporate banking and global financial services, qualify him to serve as the Chair of the Board and a member of the corporate governance and nominating committee. Mr. Lindsay also has extensive experience navigating environmental, social and governance (ESG) topics, which supports Manulife’s efforts to manage associated risks and opportunities and implement its Impact Agenda to improve health and well-being, support financial resilience, and contribute to a healthier planet.

Mr. Lindsay was previously President and CEO of Teck Resources Limited, Canada’s largest diversified mining, mineral processing and metallurgical company, a position he held since 2005 where he led Teck to achieve top rankings from ESG rating agencies such as S&P Global, MSCI and ISS ESG. His experience also includes almost two decades with CIBC World Markets Inc., where he ultimately served as President after periods as Head of Investment and Corporate Banking and Head of the Asia Pacific Region.

Mr. Lindsay currently serves as Chair of the Board of Directors of Trans Mountain Corporation. He recently stepped down from the Board of Directors of Alpine Canada. He is a Heritage Governor of the Royal Ontario Museum. He was Chair of the International Council on Mining and Metals, Chair of the Board of Governors for Mining and Metals at the World Economic Forum, and Chair of the Business Council of Canada. He is a recipient of the Canadian Business Leader Lifetime Achievement Award from The Canadian Chamber of Commerce.

Mr. Lindsay earned a Bachelor of Science in Mining Engineering from Queen’s University and holds an MBA from Harvard Business School, and has been the recipient of an Honorary Doctor of Laws from the University of Windsor and Honorary Doctorate of Technology from the British Columbia Institute of Technology.

2025 meeting attendance

Director since
August 2010

Chair of the Board since 2023

Term limit:

2028

2025 votes for: 97.10%

Public company boards

(last five years)

•

BHP Group Limited, 2024-present

•

Teck Resources Limited, 2005-2022

Board	9 of 9	100%
Board committees
• Audit	5 of 5	100%
• Corporate governance and nominating	5 of 5	100%
• Management resources and compensation	5 of 5	100%
• Risk	5 of 5	100%
Total	29 of 29	100%

As Chair of the Board, Donald Lindsay is not a member of the audit, management resources and compensation or risk committees but attends at the invitation of each committee chair.

Equity ownership (as at February 27, 2026 and February 28, 2025)

Year	Common shares	DSUs	Total common shares and DSUs	Total value	Total value as a multiple of equity ownership guideline
2026	120,000	177,918	297,918	$14,469,877	12.9x
2025	120,000	158,291	278,291	$12,539,792	11.4x
Change	0	19,627	19,627	$1,930,085

		See page 37 for information about equity ownership

18	Manulife Financial Corporation

About the Directors

Nicole S. Arnaboldi N. Palm Beach, FL, United States/Age 67/Independent

Key competencies and experience
• Finance/Accounting	• Asia experience
• Insurance/Reinsurance/Investment management	• Government relations/Public policy/Regulatory
• Risk management	• Public company executive/Director
• Talent management/Executive compensation	• Environmental/Climate/Social/Governance

Ms. Arnaboldi’s extensive experience at a major financial institution, specifically in the asset management field, qualifies her to serve on our board, as a member of the risk committee and as chair of the management resources and compensation committee.

Nicole Arnaboldi is a partner at Oak Hill Capital Management, a private equity firm. She is a former senior executive at Credit Suisse, a global financial services company, and its predecessor Donaldson, Lufkin and Jenrette Securities Corporation, holding a number of senior roles in their wealth and asset management businesses, including Senior Advisor, and prior to that, Vice Chairman, Credit Suisse Asset Management.

Ms. Arnaboldi is a member of the boards of Commonfund and Merit Hill Capital (non-public companies). She also serves on various Harvard University advisory boards, including for HarvardX and Harvard Law School.

Ms. Arnaboldi holds a Bachelor of Arts from Harvard College, and a JD and an MBA from Harvard University.

2025 meeting attendance

			Director since June 2020 Term limit: 2033 2025 votes for: 99.36% Public company boards (last five years) • NextEra Energy, Inc., 2022-present
Board	9 of 9	100%
Board committees
• Management resources and compensation (chair)	5 of 5	100%
• Risk	5 of 5	100%
Total	19 of 19	100%

Equity ownership (as at February 27, 2026 and February 28, 2025)

Year	Common shares	DSUs	Total common shares and DSUs	Total value	Total value as a multiple of equity ownership guideline
2026	6,500	59,865	66,365	$3,223,348	2.9x
2025	6,500	53,727	60,227	$2,713,829	2.5x
Change	0	6,138	6,138	$509,519

		See page 37 for information about equity ownership

2026 Management information circular	19

Guy L.T. Bainbridge Edinburgh, Midlothian, United Kingdom/Age 65/Independent

Key competencies and experience
• Finance/Accounting	• Asia experience
• Insurance/Reinsurance/Investment management	• Government relations/Public policy/Regulatory
• Risk management	• Public company executive/Director
Mr. Bainbridge’s extensive financial and audit experience qualifies him to serve on our board, as a member of the corporate governance and nominating committee and as chair of the audit committee.

Guy Bainbridge is a former partner with KPMG LLP. He has acted as the key audit leader of several of the UK and world’s largest financial institutions and served on KPMG’s UK and Europe boards of directors.

Mr. Bainbridge serves on the board of directors and is a member of the audit committee and board risk committee of Nationwide Building Society (a member-owned, non-public company). He also serves on the board of directors of ICE Clear Europe Limited (a non-public company) and as chair of the audit committee.

Mr. Bainbridge is a member of the Institute of Chartered Accountants in England and Wales and holds a Master of Arts from the University of Cambridge.

2025 meeting attendance

			Director since August 2019 Term limit: 2032 2025 votes for: 97.54% Public company boards (last five years) • None
Board	8 of 9	89%
Board committees
• Audit (chair)	5 of 5	100%
• Corporate governance and nominating	5 of 5	100%
Total	18 of 19	95%

Equity ownership (as at February 27, 2026 and February 28, 2025)

Year	Common shares	DSUs	Total common shares and DSUs	Total value	Total value as a multiple of equity ownership guideline
2026	0	43,722	43,722	$2,123,578	1.9x
2025	0	38,205	38,205	$1,721,517	1.6x
Change	0	5,517	5,517	$402,060

		See page 37 for information about equity ownership

20	Manulife Financial Corporation

About the Directors

Nancy J. Carroll Toronto, ON, Canada/Age 68/Independent

Key competencies and experience
• Finance/Accounting	• Government relations/Public policy/Regulatory
• Insurance/Reinsurance/Investment management	• Public company executive/Director
• Risk management	• Environmental/Climate/Social/Governance
• Asia experience

Ms. Carroll’s experience advising boards and companies in the insurance and broader financial services sectors on legal and strategic matters qualifies her to serve on our board and as a member of the audit committee and corporate governance and nominating committee.

Nancy Carroll is a former partner in the Financial Services Group and head of the National Insurance and Reinsurance Group of McCarthy Tétrault LLP, with over 40 years of experience as a leading legal advisor to Canadian and global insurance and reinsurance companies, banks and their boards on complex regulatory, M&A, transactional, compliance, governance and strategic matters.

Ms. Carroll sits on the board of The Princess Margaret Cancer Foundation, is a member of the Law Society of Ontario and was awarded an ICD.D designation from the Institute of Corporate Directors and the Rotman School of Business at the University of Toronto. She holds a JD from the University of Toronto, a Master of Arts in International Political Studies from Queen’s University, and a Bachelor of Arts from Mount Allison University.

2025 meeting attendance

			Director since February 2025 Term limit: 2037 2025 votes for: 99.81% Public company boards (last five years) • None
Board	8 of 8	100%
Board committees
• Audit	4 of 4	100%
• Corporate governance and nominating	4 of 4	100%
Total	16 of 16	100%

Equity ownership (as at February 27, 2026 and February 28, 2025)

Year	Common shares	DSUs	Total common shares and DSUs	Total value	Total value as a multiple of equity ownership guideline
2026	0	3,289	3,289	$159,747	0.1x
2025	0	0	0	$0	N/A
Change	0	3,289	3,289	$159,747

Ms. Carroll joined the board on February 28, 2025. Under the director equity ownership requirements, she is expected to meet the equity ownership requirements within six years of joining the board. With the changes to director compensation that went into effect January 1, 2026, the equity ownership requirement increased to $1,125,465 (US$825,000). The total value as a multiple of equity ownership guideline shown above relates to the guideline in effect for each respective year.

		See page 37 for information about equity ownership

2026 Management information circular	21

Julie E. Dickson Ottawa, ON, Canada/Age 68/Independent

Key competencies and experience
• Finance/Accounting	• Government relations/Public policy/Regulatory
• Insurance/Reinsurance/Investment management	• Public company executive/Director
• Risk management

Ms. Dickson’s extensive financial, risk and regulatory experience qualifies her to serve on our board and as a member of the management resources and compensation committee and chair of the risk committee.

Julie Dickson is a former Superintendent of Financial Institutions, Canada, Canada’s main financial services regulator. She currently serves on the Canadian Public Accountability Board, and the board of the Dubai Financial Services Authority.

Ms. Dickson is an Officer of the Order of Canada and holds a Bachelor of Arts from the University of New Brunswick and a Master of Economics from Queen’s University.

2025 meeting attendance

			Director since August 2019 Term limit: 2032 2025 votes for: 99.09% Public company boards (last five years) • None
Board	9 of 9	100%
Board committees
• Audit	2 of 2	100%
• Corporate governance and nominating	3 of 3	100%
• Management resources and compensation	2 of 2	100%
• Risk (chair)	3 of 3	100%
Total	19 of 19	100%

On May 8, 2025, Ms. Dickson joined the management resources and compensation committee and risk committee (and became risk committee chair) and resigned from the corporate governance and nominating committee and audit committee.

Equity ownership (as at February 27, 2026 and February 28, 2025)

Year	Common shares	DSUs	Total common shares and DSUs	Total value	Total value as a multiple of equity ownership guideline
2026	0	81,007	81,007	$3,934,510	3.5x
2025	0	70,221	70,221	$3,164,158	2.9x
Change	0	10,786	10,786	$770,352

		See page 37 for information about equity ownership

22	Manulife Financial Corporation

About the Directors

J. Michael Durland Toronto, ON, Canada/Age 61/Independent

Key competencies and experience
• Finance/Accounting	• Government relations/Public policy/Regulatory
• Risk management	• Public company executive/Director
• Talent management/Executive compensation	• Technology/Operations
• Asia experience

Mr. Durland’s strong financial background and extensive international experience at a major financial institution qualifies him to serve on our board and as a member of the audit committee and the corporate governance and nominating committee.

Michael Durland is a former senior executive at The Bank of Nova Scotia, holding a number of senior roles in their capital markets division, including Group Head and CEO, Global Banking and Markets. He is currently the Chief Executive Officer of Melancthon Capital Corporation, a private company primarily focused on the provision of capital and advisory services to emerging Canadian companies. He brings a sophisticated risk taking and risk structuring capability set to the board, along with international business experience.

Mr. Durland is the Chancellor of Saint Mary’s University. He is a member of the board of the True Patriot Love Foundation (not-for-profit organization), as well as the boards of Receptiviti Inc. and LifeRaft Inc., and the former Chair of Truleaf Sustainable Agriculture (non-public companies). He is a Distinguished Fellow at the Munk School of Global Affairs and Public Policy at the University of Toronto and a former a member of the Board of the Dalhousie Medical Research Foundation, the Business Strategy Committee of the Global Risk Institute and the Advisory Boards of the Centre for Social Impact at Queen’s University and the Master of Management Analytics Program at Queen’s University.

Mr. Durland holds a Bachelor of Commerce from Saint Mary’s University and a Ph.D. in Management from Queen’s University.

2025 meeting attendance

			Director since March 2024 Term limit: 2036 2025 votes for: 99.10% Public company boards (last five years) • None
Board	9 of 9	100%
Board committees
• Audit	5 of 5	100%
• Corporate governance and nominating	5 of 5	100%
Total	19 of 19	100%

Equity ownership (as at February 27, 2026 and February 28, 2025)

Year	Common shares	DSUs	Total common shares and DSUs	Total value	Total value as a multiple of equity ownership guideline
2026	0	14,213	14,213	$690,325	0.6x
2025	0	6,750	6,750	$304,155	0.3x
Change	0	7,463	7,463	$386,170

Mr. Durland joined the board on March 5, 2024. Under the director equity ownership requirements, he is expected to meet the equity ownership requirements within six years of joining the board. With the changes to director compensation that went into effect January 1, 2026, the equity ownership requirement increased to $1,125,465 (US$825,000). The total value as a multiple of equity ownership guideline shown above relates to the guideline in effect for each respective year.

		See page 37 for information about equity ownership

2026 Management information circular	23

Donald P. Kanak Bellevue, WA, United States/Age 73/Independent

Key competencies and experience
• Finance/Accounting	• Government relations/Public policy/Regulatory
• Insurance/Reinsurance/Investment management	• Public company executive/Director
• Risk management	• Technology/Operations
• Talent management/Executive compensation	• Sales/Marketing/Distribution
• Asia experience	• Environmental/Climate/Social/Governance

Mr. Kanak’s extensive experience at a major insurer and asset manager, specifically in Asian markets, where he lived and worked for over 35 years, qualifies him to serve on our board and as a member of the management resources and compensation committee and the risk committee.

Donald Kanak is a former senior executive with deep insurance experience in Asia. Most recently, he held several roles with Prudential Holdings Ltd. (part of Prudential plc). He ultimately served as Chairman, Insurance Growth Markets and Chairman, Prudence Foundation, and, prior to that, Chairman, Eastspring Investments and Chairman of Prudential Corporation Asia. He served in senior executive positions at American International Group (AIG) for over 14 years before joining Prudential Holdings Ltd.

Mr. Kanak has been a Senior Fellow of The Program in International Financial Systems (PIFS) since 2007 and a director since 2017. His research has focused on solutions for achieving climate objectives and for developing capital markets in emerging economies. He currently serves as Chairman of the Board of PreachFor Foundation. Previously, he served as a trustee of the Worldwide Fund for Nature (WWF)-Hong Kong, Chairman and executive board member of the EU-ASEAN Business Council and a member of the board of the Hong Kong Financial Services Development Council (non-public entities).

Mr. Kanak holds a Bachelor of Arts from the University of North Carolina, a JD from Harvard Law School, and a MLitt from Oxford University in management studies.

2025 meeting attendance

			Director since March 2024 Term limit: 2036 2025 votes for: 99.73% Public company boards (last five years) • None
Board	9 of 9	100%
Board committees
• Management resources and compensation	5 of 5	100%
• Risk	5 of 5	100%
Total	19 of 19	100%

Equity ownership (as at February 27, 2026 and February 28, 2025)

Year	Common shares	DSUs	Total common shares and DSUs	Total value	Total value as a multiple of equity ownership guideline
2026	0	14,213	14,213	$690,325	0.6x
2025	0	6,750	6,750	$304,155	0.3x
Change	0	7,463	7,463	$386,170

Mr. Kanak joined the board on March 5, 2024. Under the director equity ownership requirements, he is expected to meet the equity ownership requirements within six years of joining the board. With the changes to director compensation that went into effect January 1, 2026, the equity ownership requirement increased to $1,125,465 (US$825,000). The total value as a multiple of equity ownership guideline shown above relates to the guideline in effect for each respective year.

		See page 37 for information about equity ownership

24	Manulife Financial Corporation

About the Directors

Anna Manning Toronto, ON, Canada/Age 67/Independent

Key competencies and experience
• Finance/Accounting	• Government relations/Public policy/Regulatory
• Insurance/Reinsurance/Investment management	• Public company executive/Director
• Risk management	• Technology/Operations
• Talent management/Executive compensation	• Environmental/Climate/Social/Governance
• Asia experience

Ms. Manning’s experience leading a global life and health reinsurance institution qualifies her to serve on our board and as a member of the management resources and compensation committee and the risk committee.

Anna Manning is the former President and Chief Executive Officer of Reinsurance Group of America, Incorporated (RGA), a global reinsurance company focusing on life and health solutions. Prior to joining RGA, she spent 19 years with the Toronto office of Towers Perrin’s Tillinghast insurance consulting service, providing consulting services to the insurance industry on mergers and acquisitions, value-added performance measurement, product development, and financial reporting.

Ms. Manning is a Fellow of the Society of Actuaries and the Canadian Institute of Actuaries and holds a B.Sc. in Actuarial Science from the University of Toronto.

2025 meeting attendance

			Director since August 2024 Term limit: 2037 2025 votes for: 99.76% Public company boards (last five years) • Reinsurance Group of America, Incorporated, 2016-2023
Board	9 of 9	100%
Board committees
• Management resources and compensation	5 of 5	100%
• Risk	5 of 5	100%
Total	19 of 19	100%

Equity ownership (as at February 27, 2026 and February 28, 2025)

Year	Common shares	DSUs	Total common shares and DSUs	Total value	Total value as a multiple of equity ownership guideline
2026	5,100	10,376	15,476	$751,669	0.7x
2025	7,715	3,060	10,775	$485,522	0.4x
Change	(2,615)	7,316	4,701	$266,148

Ms. Manning joined the board on August 7, 2024. Under the director equity ownership requirements, she is expected to meet the equity ownership requirements within six years of joining the board. With the changes to director compensation that went into effect January 1, 2026, the equity ownership requirement increased to $1,125,465 (US$825,000). The total value as a multiple of equity ownership guideline shown above relates to the guideline in effect for each respective year.

		See page 37 for information about equity ownership

2026 Management information circular	25

John S. Montalbano West Vancouver, BC, Canada/Age 61/Independent

Key competencies and experience
• Finance/Accounting	• Asia experience
• Insurance/Reinsurance/Investment management	• Public company executive/Director
• Risk management	• Sales/Marketing/Distribution
• Talent management/Executive compensation	• Environmental/Climate/Social/Governance

Mr. Montalbano’s extensive senior executive and wealth and asset management experience qualify him to serve on our board and as a member of the management resources and compensation committee and the risk committee.

John Montalbano is an experienced wealth and asset management executive and former senior executive at the Royal Bank of Canada, having previously served as Chief Executive Officer of RBC Global Asset Management and Vice Chair of RBC Wealth Management. He is currently Principal of Tower Beach Capital Ltd., a private enterprise focused on venture capital investments.

Mr. Montalbano currently serves as a director of the Canada Pension Plan Investment Board and a number of other non-public companies. He also serves on various not-for-profit and advisory boards, including the Rideau Hall Foundation and UBC Sauder School of Business faculty advisory board.

Mr. Montalbano is a Chartered Financial Analyst and holds a Bachelor of Commerce degree from the University of British Columbia.

2025 meeting attendance

Director since

February 2025

Term limit:

2037

2025 votes for: 99.82%

Public company boards (last five years)

•

AbCellera Biologics Inc., 2020-present

•

Eupraxia Pharmaceuticals Inc., 2021-present

•

Aritzia Inc., 2019-2025

Board	8 of 8	100%
Board committees
• Management resources and compensation	3 of 3	100%
• Risk	4 of 4	100%
Total	15 of 15	100%

Equity ownership (as at February 27, 2026 and February 28, 2025)

Year	Common shares	DSUs	Total common shares and DSUs	Total value	Total value as a multiple of equity ownership guideline
2026	2,000	3,289	5,289	$256,887	0.2x
2025	2,000	0	2,000	$90,120	N/A
Change	0	3,289	3,289	$166,767

Mr. Montalbano joined the board on February 28, 2025. Under the director equity ownership requirements, he is expected to meet the equity ownership requirements within six years of joining the board. With the changes to director compensation that went into effect January 1, 2026, the equity ownership requirement increased to $1,125,465 (US$825,000). The total value as a multiple of equity ownership guideline shown above relates to the guideline in effect for each respective year.

		See page 37 for information about equity ownership

26	Manulife Financial Corporation

About the Directors

May Tan Hong Kong/Age 70/Independent

Key competencies and experience
• Finance/Accounting • Insurance/Reinsurance/Investment management • Risk management • Talent management/Executive compensation	• Asia experience • Public company executive/Director • Environmental/Climate/Social/Governance

Ms. Tan’s extensive leadership experience in financial services and her deep knowledge of the industry in Asia qualify her to serve on our board and as a member of the audit committee and chair of the corporate governance and nominating committee.

May Tan is a senior financial services executive who has held a number of senior roles at Standard Chartered Bank, including the position of Chief Executive Officer, Standard Chartered Bank (Hong Kong). She has over 30 years of experience in corporate finance, banking, and capital markets in Asia. She holds the Fellow Chartered Accountant designation from the Institute of Chartered Accountants in England and Wales and the Certified Public Accountant (Fellow) designation from the Hong Kong Institute of Certified Public Accountants.

Ms. Tan is a director on the following non-public boards: MSIG Insurance (Hong Kong) Limited, Shanghai Guardian Limited and 701 Limited. Ms. Tan is also a council member of the Asian Corporate Governance Association.

Ms. Tan received a B.A. in Economics and Accounting from the University of Sheffield.

2025 meeting attendance

Director since

December 2021

Term limit:

2034

2025 votes for: 99.04%

Public company boards

(last five years)

•

CLP Holdings Limited, 2018-present

•

Hang Lung Group Limited, 2024-present

•

JP Morgan China Growth & Income PLC, 2021-2024

•

Link Management Limited/Link REIT, 2013-2022

Board	9 of 9	100%
Board committees
• Audit	5 of 5	100%
• Corporate governance and nominating (chair)	5 of 5	100%
Total	19 of 19	100%

Equity ownership (as at February 27, 2026 and February 28, 2025)

Year	Common shares	DSUs	Total common shares and DSUs	Total value	Total value as a multiple of equity ownership guideline
2026	0	23,430	23,430	$1,137,995	1.0x
2025	0	18,694	18,694	$842,352	0.8x
Change	0	4,736	4,736	$295,643

		See page 37 for information about equity ownership

2026 Management information circular	27

Leagh E. Turner Toronto, ON, Canada/Age 54/Independent

Key competencies and experience
• Finance/Accounting	• Public company executive/Director
• Risk management	• Technology/Operations
• Talent management/Executive compensation	• Sales/Marketing/Distribution
• Asia experience	• Environmental/Climate/Social/Governance
• Government relations/Public policy/Regulatory

Ms. Turner’s extensive executive experience in the technology sector and leadership expertise leveraging people, process and technology to drive organizational transformation qualify her to serve on our board and as a member of the risk committee and the management resources and compensation committee.

Leagh Turner is a seasoned global executive in the technology sector currently holding the position of CEO for Coupa Software Inc., a business spend management software company. Previously, Ms. Turner was the Co-CEO of Ceridian HCM Holding Inc., a global human capital management software company. She also serves as a director of Plan International Canada. Ms. Turner is a strong advocate for the advancement of women in leadership and has been recognized twice on the WXN (Women’s Executive Network) Canada’s Top 100 Most Powerful Women list.

Ms. Turner holds a Bachelor of Arts from the University of Western Ontario.

2025 meeting attendance

			Director since November 2020 Term limit: 2033 2025 votes for: 99.73% Public company boards (last five years) • Ceridian HCM Holding Inc., 2022-2023
Board	9 of 9	100%
Board committees
• Management resources and compensation	5 of 5	100%
• Risk	5 of 5	100%
Total	19 of 19	100%

Equity ownership (as at February 27, 2026 and February 28, 2025)

Year	Common shares	DSUs	Total common shares and DSUs	Total value	Total value as a multiple of equity ownership guideline
2026	0	30,306	30,306	$1,471,962	1.3x
2025	0	25,305	25,305	$1,140,243	1.0x
Change	0	5,001	5,001	$331,719

		See page 37 for information about equity ownership

28	Manulife Financial Corporation

About the Directors

Philip J. Witherington President and Chief Executive Officer Toronto, ON, Canada/Age 49/Not independent (management)

Key competencies and experience
• Finance/Accounting	• Government relations/Public policy/Regulatory • Public company executive/Director • Sales/Marketing/Distribution • Environmental/Climate/Social/Governance
• Insurance/Reinsurance/Investment management
• Risk management
• Talent management/Executive compensation
• Asia experience
Phil Witherington was appointed President and Chief Executive Officer of Manulife, one of the largest insurance and asset management companies in the world, on May 8, 2025.

Prior to this appointment, Mr. Witherington was President and Chief Executive Officer, Manulife Asia, and before that he served five years as Chief Financial Officer at Manulife. As Chief Financial Officer he was responsible for managing Manulife’s global financial affairs and successfully led the implementation of IFRS 17 and IFRS 9 at Manulife. Mr. Witherington joined Manulife in 2014 as Chief Financial Officer of Manulife Asia and served as its Interim President and Chief Executive Officer in 2017. He has been a member of Manulife’s Executive Leadership Team since 2018.

Mr. Witherington has more than 25 years of experience in insurance and financial services, globally, and in developed and emerging markets within Asia. Prior to joining Manulife, Mr. Witherington led finance in Asia Pacific for the Retail Banking and Wealth Management business at HSBC and earlier served as the Deputy Regional Chief Financial Officer for its Asian insurance businesses. Previously, Mr. Witherington was Vice President Finance at AIA, based in Hong Kong. He also spent a decade with KPMG in London and Hong Kong, specializing in financial services audit and advisory services, with a particular focus on financial services clients.

Mr. Witherington is deeply committed to fostering positive change in the communities where Manulife operates. Under his leadership, Manulife continues to advance initiatives and thought leadership that promote lifelong health, financial resilience, sustainability, and inclusive growth.

Mr. Witherington holds an Executive MBA jointly awarded by the University of Edinburgh Management School (United Kingdom) and the École Nationale des Ponts et Chaussées (Paris, France). He is also a Fellow of the Institute of Chartered Accountants in England & Wales (FCA) and the Hong Kong Institute of Certified Public Accountants (FCPA).

2025 meeting attendance

			Director since May 2025 Term limit: applies to independent directors only 2025 votes for: 99.82% Public company boards (last five years) • None
Board	7 of 7	100%
Board committees
Mr. Witherington is not a member of any of the board committees but attends at the invitation of the Chair of the Board and/or committee chair
Total	7 of 7	100%
Equity ownership As CEO, Mr. Witherington has separate equity ownership requirements, which he meets. You can read more about this on page 113.

2026 Management information circular	29

John W.P-K. Wong Hong Kong/Age 70/Independent

Key competencies and experience
• Finance/Accounting	• Asia experience
• Risk management	• Government relations/Public policy/Regulatory
• Talent management/Executive compensation	• Environmental/Climate/Social/Governance

Mr. Wong’s extensive consulting experience in the Asian healthcare market qualifies him to serve on our board and as a member of the audit committee and the corporate governance and nominating committee.

John Wong is a former Senior Partner and the former Chairman of Greater China for Boston Consulting Group (BCG), where he currently serves as a Senior Advisor. He is a trusted consultant with almost 30 years of experience serving global clients in the Asian healthcare market and a deep expertise in building businesses in biopharmaceuticals, medical technology, and consumer health.

Mr. Wong holds an MBA from Harvard University, a Master of Science in Chemical Engineering from the Massachusetts Institute of Technology, and Bachelor of Science in Chemical Engineering from Imperial College London.

2025 meeting attendance

			Director since May 2024 Term limit: 2036 2025 votes for: 99.07% Public company boards (last five years) • None
Board	9 of 9	100%
Board committees
• Audit	5 of 5	100%
• Corporate governance and nominating	5 of 5	100%
Total	19 of 19	100%

Equity ownership (as at February 27, 2026 and February 28, 2025)

Year	Common shares	DSUs	Total common shares and DSUs	Total value	Total value as a multiple of equity ownership guideline
2026	0	6,941	6,941	$337,124	0.3x
2025	0	2,840	2,840	$127,970	0.1x
Change	0	4,101	4,101	$209,154

Mr. Wong joined the board on May 9, 2024. Under the director equity ownership requirements, he is expected to meet the equity ownership requirements within six years of joining the board. With the changes to director compensation that went into effect January 1, 2026, the equity ownership requirement increased to $1,125,465 (US$825,000). The total value as a multiple of equity ownership guideline shown above relates to the guideline in effect for each respective year.

		See page 37 for information about equity ownership

30	Manulife Financial Corporation

About the Directors

2025 board committee reports

Corporate governance and nominating committee

Membership as of December 31, 2025: May Tan – Chair Guy Bainbridge Nancy Carroll Michael Durland Donald Lindsay John Wong

All members of the corporate governance and nominating committee are independent. The Chair of the Board is also a member. All members of the corporate governance and nominating committee are also members of the audit committee, with the exception of the Chair of the Board.

The committee met five times in 2025. It has approved this report and is satisfied that it has carried out all of the responsibilities required by the committee charter.

Key responsibilities	Key activities
Managing board renewal and succession, including identifying the necessary competencies, expertise, skills, background and personal qualities for potential candidates, identifying and maintaining an evergreen list of qualified candidates and reviewing committee membership

•

Oversaw the recruitment and onboarding of two new directors with skills and experience critical to Manulife’s strategic priorities.

•

Continued oversight and focus on board succession and inclusion strategy:

•

Reviewed the board’s inclusion policy.

•

Maintained a diverse slate of candidates identified by an independent recruitment firm that includes individuals from underrepresented groups such as visible minorities, Indigenous peoples, people with disabilities, and members of the LGBTQ+ community, in accordance with the board inclusion policy.

•

Reviewed the characteristics, experience and expertise necessary for prospective directors.

Developing effective corporate governance policies and procedures, including subsidiary governance and sustainability matters

•

Continued to review governance policies and processes in light of peer practice and stakeholder expectations.

•

Oversaw the company’s ESG framework and strategy, including oversight of matters related to the company’s Impact Agenda, Climate Action Plan and Sustainability Report and related climate commitments, and received regular updates and monitored progress on related topics, including regulatory developments, progress against the company’s commitments, and stakeholder feedback.

•

Attended an externally facilitated education session on climate risks and navigating a changing climate.

•

Reviewed the details of, and compliance with, board and committee charters and mandates of board and committee chairs, directors and the CEO.

•

Considered all significant changes in director status and confirmed no adverse impact.

•

Monitored and received reports on corporate governance developments, assessing current practices against emerging best practices and other requirements.

•

Reviewed reports on subsidiary governance and the company’s subsidiary governance framework.

•

Reviewed reports on shareholder feedback.

Developing and overseeing the processes for assessing board, committee, board chair, committee chair and individual director effectiveness, including director peer assessments

•

Engaged an independent advisor to help carry out the annual assessment process for the board, the chair of the board, the committees and chairs of each committee, including peer assessments.

•

Reviewed the director independence policy.

•

Reviewed and recommended that the board confirm the independence of the directors.

•

Assessed the board’s relationship with management.

2026 Management information circular	31

Key responsibilities	Key activities
Overseeing the director orientation and education program

•

Oversaw the director orientation program, facilitating efficient onboarding of directors to allow for effective oversight.

•

Oversaw the director education agenda and coordinated seminars in areas of relevance to the board, including externally facilitated sessions on artificial intelligence, including generative artificial intelligence (AI) governance, climate change and cybersecurity-related matters.

Overseeing director compensation

•

Reviewed, working with an independent advisor, director compensation, including a review of best practices, industry trends and peer benchmarking.

•

Recommended the approval of a US$10,000 increase to the annual retainer in 2025, to be received entirely in equity, to align with market.

The committee had the opportunity to meet without management present at each meeting. The committee worked with an independent advisor, Meridian Compensation Partners (Meridian), to conduct a comprehensive review of director compensation. Meridian’s fees were $25,000 in 2025. Following the review, the committee recommended, and the board approved, an increase of US$10,000 in the directors’ annual retainer, to be received entirely in equity, to align with market (see page 37 for details).

32	Manulife Financial Corporation

About the Directors

Audit committee

Membership as of December 31, 2025: Guy Bainbridge – Chair Nancy Carroll Michael Durland May Tan John Wong

The audit committee and the board have determined that all members of the committee in 2025 are independent and financially literate, and that Guy Bainbridge and May Tan qualify as audit committee financial experts under the Sarbanes-Oxley Act of 2002. All of the members also meet additional independence standards for audit committees under applicable U.S. and Canadian laws and securities exchange rules. The committee also serves as the company’s conduct review committee. All members of the audit committee are also members of the corporate governance and nominating committee, and the committee holds a joint meeting with the risk committee at least once a year.

The committee met five times in 2025, including one joint meeting with the risk committee. It has approved this report and is satisfied that it has carried out all of the responsibilities required by the committee charter.

Key responsibilities	Key activities
Overseeing the quality and integrity of financial information, including the effectiveness of our systems of internal control over financial reporting

•

Reviewed significant accounting and actuarial practices and policies (and areas where judgment was applied), financial disclosure (and recommended them to the board for approval), and management’s report on the effectiveness of internal controls over financial reporting.

•

Reviewed critical audit matters and key audit matters communicated by the external auditors.

Overseeing the performance, qualifications and independence of our external auditors

•

Conducted the annual review of Ernst & Young, including the engagement partner and audit team, their independence, objectivity and quality of audit work performed, and recommended their reappointment as auditors to the board for approval.

•

Reviewed and approved or pre-approved the auditor independence policy, the scope of the annual audit plan and all related services and fees, recurring audit and non-audit services for the coming year, and audit and non-audit services proposed during the year outside of previous approvals.

Overseeing our compliance program, including compliance with legal and regulatory requirements and the effectiveness of our compliance practices

•

Oversaw compliance with applicable laws and regulations, including the anti-money laundering/anti-terrorist financing program.

•

Reviewed reports and received frequent updates on litigation and legislative and regulatory developments.

Overseeing our internal audit program, including the effectiveness of our internal audit practices

•

Oversaw the internal audit program, including budget, structure, skills, resources, independence, qualifications, and annual risk-based audit plan of the internal audit function.

•

Assessed the effectiveness and efficiency of the internal audit function.

•

Reviewed and approved the internal audit plan and reviewed periodic reports on internal audit activities and audit results.

•

Reviewed and approved the Chief Audit Executive’s external quality assessment plan and related-action plans.

2026 Management information circular	33

Key responsibilities	Key activities
Overseeing our finance, actuarial, internal audit and global compliance functions

•

Reviewed reports, opinions and recommendations from the Chief Actuary, Chief Financial Officer (CFO), Chief Audit Executive and Global Chief Compliance Officer.

•

Reviewed the annual report of the independent actuarial peer reviewer.

•

Reviewed reports on capital matters, including the company’s capital position, capital initiatives, capital targets and ratios.

•

Reviewed reports on treasury matters, including dividend recommendations, funding plans, liquidity position and ratios.

•

Reviewed and approved the mandates of the Global Chief Compliance Officer Chief Audit Executive, CFO and Chief Actuary and the global compliance, internal audit, finance and actuarial functions, and reviewed the performance evaluation and assessed the effectiveness of each.

Developing our ethical standards and policies on managing conflicts of interest, protecting confidential information and monitoring customer complaints

•

Reviewed the code of business conduct and ethics and the procedures relating to conflicts of interest and restricting the use of confidential information.

•

Reviewed reports on compliance with the code and Ethics Hotline activities.

•

Oversaw procedures for handling complaints.

Monitoring arrangements with related parties and transactions that could have a material impact on our stability or solvency

•

Provided oversight of transactions with related parties, a group that includes directors and senior officers as defined by the Insurance Companies Act (Canada), including through the committee-approved related party transactions policy, which includes established procedures for the disclosure and review of related party transactions and that apply to a broad range of transactions with related parties, from the provision of products or services to a related party to the purchase of assets or services from a related party.

•

Reviewed reports on the company’s related party procedures and effectiveness of the procedures to identify material related party transactions and support compliance with related party transaction requirements.

The committee had the opportunity to meet without management present at each meeting and met in private with Ernst & Young, the independent actuarial peer reviewer, CFO, Chief Actuary, Chief Audit Executive and Global Chief Compliance Officer throughout the year. It also met in private with the Chief Risk Officer at the joint meeting with the risk committee.

34	Manulife Financial Corporation

About the Directors

Management resources and compensation committee

Membership as of December 31, 2025: Nicole Arnaboldi – Chair Julie Dickson Donald Kanak Anna Manning John Montalbano Leagh Turner

All members of the management resources and compensation committee in 2025 are independent and meet the additional independence standards set out in our director independence policy in compliance with applicable securities exchange rules. A majority of the members have finance, talent management and executive compensation, and risk management experience. There is cross-membership between the management resources and compensation committee and the risk committee.

The committee met five times in 2025. It has approved this report and is satisfied that it has carried out all of the responsibilities required by the committee charter.

Key responsibilities	Key activities
Overseeing global human resources strategy, policies and programs

•

Reviewed the 2025 compensation program and recommended the 2026 compensation program to the board for approval.

•

Monitored employee engagement, including the continued strong results of the global employee engagement survey.

•

Reviewed the compensation programs, including base pay, incentives, pension and benefit plans, and made recommendations to the board.

•

Reviewed reports on talent management and progress on the company’s inclusion strategy.

•

Reviewed the global compensation policy and reports on compensation plans.

•

Oversaw the review of compensation of employees who have a material impact on our risk exposure.

Developing and maintaining succession plans for the CEO and other senior executives	• Completed succession planning reviews of the CEO and senior executive roles, including focused review sessions for the CEO and for executive leadership team and control function head roles.
Reviewing senior executive appointments before recommending them to the board for approval

•

Provided oversight of the vetting process for executive appointments.

•

Received updates on talent development actions.

•

Reviewed changes, including those related to compensation, to the executive leadership team and key control function positions, including the President and CEO, President and CEO of Manulife Asia, General Counsel, Chief Actuary, Chief People Officer, Global Head of Treasury and Investor Relations and the Global Controller and Group Chief Accounting Officer.

Reviewing and recommending compensation performance goals and objectives for the CEO and other senior executives, assessing the performance of the CEO and other senior executives in light of their performance goals and objectives and recommending their compensation

•

Considered the feedback from engagement meetings with shareholders and proxy advisors regarding compensation programs.

•

Reviewed and approved the CEO’s annual objectives, assessed the CEO’s performance and integrity and made compensation recommendations for approval by the board.

•

Reviewed the performance assessment, compensation recommendations and assessment of integrity for the members of the executive leadership team and the head of each oversight function and approved their annual objectives.

•

Reviewed the company’s compensation peer group and continued to monitor competitive compensation practices among peers.

Overseeing compensation plans and ensuring the compensation program aligns with risk management policies and practices and corporate strategy

•

Reviewed reports of the independent advisor on compensation matters, including compensation practices and trends.

•

Reviewed reports monitoring competitive practices among peers, as well as other financial firms and other relevant companies.

•

Reviewed the performance and independence of the independent advisor.

•

Reviewed reports on the alignment of compensation programs with sound risk management principles and established risk appetite.

•

Reviewed reports on compensation for employees who have a material impact on our risk exposure.

Overseeing governance of employee pension plans	• Oversaw the company’s global retirement and global benefits programs.

The committee had the opportunity to meet without management present at each meeting. The committee also works with a consulting firm to receive independent advice on compensation matters, and has retained Korn Ferry Hay Group, Inc. (Korn Ferry) as its independent advisor since November 2019. The committee chair approves all work carried out by the independent advisor. The committee met in private with Korn Ferry throughout the year. Please see page 109 for more about the independent advisor.

2026 Management information circular	35

Risk committee

Membership as of December 31, 2025: Julie Dickson – Chair Nicole Arnaboldi Donald Kanak Anna Manning John Montalbano Leagh Turner

All members of the risk committee are independent and a majority are knowledgeable about risk management and risk disciplines. There is cross-membership between the risk committee and the management resources and compensation committee, and the committee holds a joint meeting with the audit committee at least once a year.

The committee met five times in 2025, including one joint meeting with the audit committee. It has approved this report and is satisfied that it has carried out all of the responsibilities required by the committee charter.

Key responsibilities	Key activities
Identifying and assessing our principal risks and overseeing the programs, procedures and controls in place to manage them

•

Reviewed reports from the Chief Risk Officer on risk appetite, risk limits, principal risk exposures and risk outlook, evolving risks, stress tests and emerging risks and policies, procedures and controls in place to manage principal risks.

•

Reviewed reports from the Chief Audit Executive on the adequacy and effectiveness of the procedures and controls to manage the principal risks.

•

Reviewed reports from the Chief Risk Officer, Chief Actuary and CFO on the assessment of risk management effectiveness and capital adequacy in relation to the company’s strategy and forecasted risk exposures.

•

Reviewed reports on capital targets and ratios.

•

Reviewed reports on regulatory risks, geopolitical risks, and integrity and security considerations, as well as related risk management strategies.

•

Reviewed reports on the soundness of the company’s risk culture.

•

Reviewed the company’s information services risk management program, including reports at each meeting on technology and cybersecurity risks, AI risk considerations, mitigation and resilience, and engaged in discussions regarding the effectiveness of the program and controls for identifying and addressing the related risks.

•

Reviewed evolving risks related to sustainability, including climate risks, and AI risks through the company’s quarterly risk reporting and evolving risk report, as well as dedicated sessions on AI risks and governance.

•

Monitored updates from business segments on key risks and risk management strategies.

•

Reviewed crisis management exercise results for appropriate preparedness.

Developing, overseeing and reviewing our enterprise risk management framework, risk appetite and risk limits	• Reviewed the risk appetite framework, including risk limits for principal risks, as well as insurance limits for the company’s financial institution bonds, and recommended to the board for approval.
Reviewing the risk impact of the business plan and new business initiatives, including consistency with our risk appetite and related risk management and controls	• Reviewed the risk impact of the strategic plan, including consistency with the approved risk appetite and related risk management and controls.
Aligning our compensation programs with sound risk management principles and our established risk appetite	• Reviewed reports on the alignment of compensation programs with sound governance principles and established risk appetite.
Overseeing the risk management function

•

Reviewed and approved the mandates of the Chief Risk Officer and the risk management function, and reviewed the performance evaluation and assessed the effectiveness of each.

•

Reviewed and approved the budget, structure, skills and resources of the risk management function.

Overseeing our compliance with risk management policies	• Reviewed and approved changes to the enterprise risk policy and principal risk policies.

The committee had the opportunity to meet without management present at each meeting and met in private with the Chief Risk Officer and Chief Information Risk Officer throughout the year. It also met in private with the Chief Audit Executive and the Global Chief Compliance Officer at the joint meeting with the audit committee.

36	Manulife Financial Corporation

About the Directors

How we pay our directors

We structure director compensation with three goals in mind:

•

to reflect directors’ responsibilities, time commitment and expected contribution

•

to align directors’ interests with those of our shareholders

•

to be competitive with global financial institutions that are comparable to us in scope and complexity.

The table on page 38 shows the director fee schedule for services provided to Manulife and Manufacturers Life in 2025. Fees are divided equally between the two companies.

Directors do not receive stock options, perquisites, severance, pension or retirement benefits or participate in an equity-based compensation plan, other than receiving equity in lieu of cash compensation. Mr. Witherington does not receive director compensation because the President and CEO is compensated for that role.

In 2025, the corporate governance and nominating committee worked with an independent advisor to review director compensation and recommended that the board approve a 4.3% increase to director compensation to align with companies of similar complexity. The increase is received entirely in equity, raising the mandatory equity portion of the board retainer to US$137,500 (approximately 57% of the board retainer). This change went into effect

Key features of the director compensation structure:

•

Directors and the Chair of the Board are paid a single annual retainer. No meeting fees or travel allowances are provided.

•

Committee chairs receive an additional retainer to recognize the additional responsibilities and workload required by this leadership role.

•

For 2025, directors were required to receive at least US$127,500 (approximately 55%) of their board retainer in equity, even after they meet their equity ownership requirement. This increased to US$137,500 (approximately 57% of the board retainer) on January 1, 2026.

•

The director equity ownership requirement is six times the mandatory equity portion of the annual board retainer. Directors are expected to meet this requirement within six years of joining the board. However, for Directors on the board as of December 31, 2025, one additional year was granted to meet the increased director equity ownership requirement.

January 1, 2026. The corporate governance and nominating committee will continue to monitor director compensation so that it continues to align with the objectives set out above.

About equity ownership

Directors are required to own equity in Manulife so their interests are aligned with the interests of our shareholders. Directors can count Manulife common shares, preferred shares or deferred share units towards meeting the ownership guidelines. Directors can beneficially own the shares or exercise control or direction over them.

We require all directors except the President and CEO to own common shares, preferred shares and/or deferred share units with a total market value of at least six times the mandatory equity portion of the annual board retainer. Until January 1, 2026, this equaled US$765,000, and thereafter equals US$825,000. The President and CEO has separate equity ownership requirements, which you can read about on page 113.

See pages 18 to 30 for information about each nominated director’s equity ownership. Until January 1, 2026, directors were required to receive US$127,500 (approximately 55%) of their board retainer in equity. This increased to US$137,500 (approximately 57%) on January 1, 2026. All directors have either met the director equity ownership requirement or are on track to meet it within the required timeline.

2026 Management information circular	37

About deferred share units

Deferred share units are notional shares that have the same value as Manulife common shares and earn additional units as dividend equivalents at the same rate as dividends paid on our common shares.

Deferred share units vest in full on the grant date, but directors can only redeem their deferred share units after they leave the board (on the anniversary of their departure for U.S. directors or within one year of leaving the board for all other directors). Deferred share units can only be transferred when a director dies.

We calculate the number of deferred share units to be granted by dividing the dollar value to be received by the closing price of our common shares on the TSX on the last trading day before the grant date.

Directors receive additional units as dividend equivalents when dividends are paid on our common shares. Deferred share units are granted to directors under the stock plan for non-employee directors. Please see page 94 for more information.

Outstanding share-based awards

The following table shows the market value of deferred share units that have vested but not paid out as at December 31, 2025. Directors received these deferred share units as part of their compensation. These are valued using the closing price of our common shares on the TSX on December 31, 2025.

(as at December 31, 2025)	Share-based awards held	Share price	Market or payout value of vested share-based awards not paid out or distributed

Nicole Arnaboldi	59,865	$49.84	$ 2,983,672

Guy Bainbridge	43,722	$49.84	$ 2,179,104

Nancy Carroll	3,289	$49.84	$ 163,924

Julie Dickson	81,007	$49.84	$ 4,037,389

Michael Durland	14,213	$49.84	$ 708,376

Donald Kanak	14,213	$49.84	$ 708,376

Donald Lindsay	177,918	$49.84	$ 8,867,433

Anna Manning	10,376	$49.84	$ 517,140

John Montalbano	3,289	$49.84	$ 163,924

James Prieur	200,724	$49.84	$10,004,084

May Tan	23,430	$49.84	$ 1,167,751

Leagh Turner	30,306	$49.84	$ 1,510,451

John Wong	6,941	$49.84	$ 345,939

Director compensation

DIRECTOR FEES

(US$)	2025	Effective January 1, 2026

Annual retainers

Board member	$230,000	$240,000

Chair of the Board	$425,000	$435,000

Vice Chair of the Board[1] (paid in addition to the annual board member retainer and any other retainers that apply)	$ 50,000	$ 50,000

Observer to subsidiary board (requested from time to time, may be paid an additional retainer and/or meeting fee at the board’s discretion)[2]	Variable	Variable

Committee chair retainers	$ 40,000	$ 40,000

[1]	There is currently no Vice Chair of the Board.
[2]	No director currently receives fees in respect of subsidiary boards.

38	Manulife Financial Corporation

About the Directors

2025 DIRECTOR COMPENSATION

The following table shows the compensation paid to the independent directors in 2025 for services provided to Manulife, Manufacturers Life and any Manulife subsidiary. Amounts are paid in U.S. dollars and were converted to Canadian dollars for the table using the BNN Bloomberg exchange rate on the morning of the business day before each quarterly payment date:

•	US$1.00 = $1.4309 on March 31, 2025
•	US$1.00 = $1.3655 on June 30, 2025
•	US$1.00 = $1.3939 on September 30, 2025
•	US$1.00 = $1.3686 on December 31, 2025.

	Annual fees		All other compensation		Total compensation	Allocation of annual fees

	Annual retainer	Committee chair retainer				Fees earned (cash)	Share- based awards

Nicole Arnaboldi	$319,636	$55,589	–		$375,225	$198,035	$177,189

Guy Bainbridge	$319,636	$55,589	–		$375,225	$198,035	$177,189

Nancy Carroll	$265,765	$0	–		$265,765	$118,438	$147,326

Susan Dabarno	$115,202	$0	$5,000	[1]	$120,202	$74,592	$45,609

Julie Dickson	$319,636	$35,553	–		$355,190	$0	$355,190

Michael Durland	$319,636	$0	–		$319,636	$0	$319,636

Donald Kanak	$319,636	$0	–		$319,636	$0	$319,636

Donald Lindsay	$590,633	$0	–		$590,633	$0	$590,633

Anna Manning	$319,636	$0	–		$319,636	$0	$319,636

John Montalbano	$265,765	$0	–		$265,765	$118,438	$147,326

James Prieur	$115,202	$20,035	$5,000	[2]	$140,238	$5,000	$135,238

May Tan	$319,636	$55,589	–		$375,225	$198,035	$177,189

Leagh Turner	$319,636	$0	–		$319,636	$142,446	$177,189

John Wong	$319,636	$0	–		$319,636	$142,446	$177,189

			TOTAL		$4,461,655

[1]	Susan Dabarno retired from the board on May 8, 2025, and a donation of $5,000 was made on her behalf to South Muskoka Hospital Foundation.
[2]	James Prieur retired from the board on May 8, 2025, and a donation of $5,000 was made on his behalf to the Marion Art Center.

Total director compensation is capped at US$4 million ($5,591,200): US$2 million ($2,795,600) each for Manulife and Manufacturers Life. Canadian amounts have been calculated using the Bank of Canada annual exchange rate for 2025 of US$1.00 = $1.3978. Total compensation paid in 2025 was below the capped amount.

2026 Management information circular	39

Pro-rated fees

Fees in the 2025 director compensation table are pro-rated for the following directors:

•	Nancy Carroll and John Montalbano were appointed to the board on February 28, 2025.
•	Susan Dabarno and James Prieur retired from the board on May 8, 2025, after serving their 12-year terms as directors.
•	Julie Dickson became chair of the risk committee on May 8, 2025.

Allocation of annual fees

Directors must decide, before the start of the new fiscal year, if they want to receive all or part of their compensation in equity instead of cash:

•	Fees earned is the amount received in cash.
•	Share-based awards is the amount received as equity.

40	Manulife Financial Corporation

Executive compensation

Executive compensation is designed to contribute to our long-term sustainable growth by rewarding executives for strong performance in executing our business strategy.

Where to find it

2026 Management information circular	41

Message from the Chair

Nicole S. Arnaboldi

Chair of the Management Resources and Compensation Committee

2025 marked a pivotal year for Manulife and a meaningful step in our next chapter. We delivered record core earnings, strong new business growth across our insurance segments, and robust capital generation that supported disciplined reinvestment and returns to shareholders. We advanced targeted investments that expand our asset management and alternatives platform and deepen our presence in attractive growth markets, while continuing to earn recognition for responsible and effective use of AI. Together, these outcomes reflect consistent execution by our executive leadership team and the strength of a diversified global franchise.

Performance and strategic progress

We are pleased with our long-term total shareholder return, calculated based on the change in value of our common shares on the Toronto Stock Exchange (TSX), which ranked in the top quartile versus the peers in our performance peer group over a three-year period. Our performance in 2025 was driven by record core earnings and double-digit growth in insurance new business value (NBV), new business value contractual service margin (CSM) and annualized premium equivalent (APE) sales. During the year, the company returned approximately $5.4 billion to common shareholders, while continuing to invest for growth.

We strengthened our business portfolio through targeted actions. The acquisition of Comvest Credit Partners (Comvest), the agreement to acquire PT Schroder Investment Management Indonesia (Schroders Indonesia)1, our announced agreement to establish a life insurance joint venture with Mahindra & Mahindra Ltd. (Mahindra)1 in India, and becoming the first international life insurance company to establish an office in the Dubai International Financial Centre for high-net-worth (HNW) customers broaden our capabilities and reach in attractive markets.

We also advanced our digital ambition. GenAI sales enablement solutions were deployed across nine markets and multiple business lines, and the company received external recognition for AI leadership and responsible innovation. These initiatives are improving experiences for our customers, employees, and distribution partners.

Our winning team and culture continue to be a competitive strength. In 2025, our company-wide engagement score was in the 90th percentile and we ranked in the top quartile on Gallup’s financial and insurance industry benchmark for the sixth consecutive year2. Our culture was recognized globally with a third consecutive Gallup Exceptional Workplace Award and, for the first time, inclusion in the TIME World’s Best Companies (2025) list.

2025 is the third year Manulife is reporting under IFRS 17 and IFRS 9, which represents the most significant change to insurance accounting requirements in decades. As we explained in our 2024 management information circular, these new accounting standards do not change the fundamental economics of our business.

Because of this, we wish to remind shareholders that results reported before 2023 under the previous accounting standards are not directly comparable with our results reported since 2023 under IFRS 17 and IFRS 9. For more information about our transition to the new accounting standards, see page 105.

1  The Schroders Indonesia acquisition is subject to the receipt of regulatory approvals and satisfaction of customary closing conditions. The entry into the Indian insurance market by the joint venture with Mahindra is subject to the receipt of regulatory approvals. See Caution-regarding forward-looking statements on page 142.

2  Based on the annual global employee engagement survey conducted by Gallup. Ranking is measured by the engagement grand mean as compared to Gallup’s Finance and Insurance Company level database.

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Leadership transition and refreshed enterprise strategy

During the year, we completed a thoughtful CEO succession. In May, Phil Witherington was officially appointed as President and CEO. Phil brings deep knowledge of our company from his prior roles as Global CFO and as President and CEO of our Asia segment.

Under Phil’s leadership, we introduced a refreshed enterprise strategy in November 2025, anchored in our ambition to be the number one choice for customers. The strategy is guided by our values and concentrates on five priorities: winning team and culture, diversified business portfolio, empowering customer health, wealth, and longevity, leveraging our industry leadership in AI to power the organization, and superior distribution.

Shareholder engagement and our 2026 compensation program

Executive compensation at Manulife is focused on rewarding the successful execution of our business strategy and the achievement of long-term sustainable growth, with the majority of the compensation received by our executives being at risk and directly affected by our share price.

Our program continues to balance financial, operational, and strategic outcomes with rigorous risk oversight. In 2025, shareholders expressed strong support for our compensation framework and its alignment with our pay-for-performance philosophy, with a record-high 94.6% voting in favour on our annual shareholder advisory vote on our approach to executive compensation, commonly known as say on pay.

In 2025, the board had an active dialogue with institutional investors and the proxy advisory community, and conducted outreach sessions with institutional shareholders representing approximately 33% of our outstanding institutionally owned shares, to ensure we incorporate a broad range of perspectives into our decision-making process.

Following the committee’s annual review, we confirmed that our current executive compensation program remains appropriate and aligned with our refreshed enterprise strategy and pay-for-performance philosophy. Reflecting the support and feedback we received from investors, we are not making material changes to ourprogram for 2026. However, in response to stakeholder feedback, we will

Annual incentive awards are primarily determined by the company performance score, which includes financial, operational and strategic goals determined at the beginning of the year. Beginning with the 2026 performance year, the component of the company performance score that tracks progress against our strategic priorities and sustainability strategy will be simplified to focus on seven enterprise-level measures aligned with our refreshed enterprise strategy. This update will affect annual incentive payouts in 2027. See page 47 for further details.

changes to the determination of our annual incentive for 2026.

Thank you

On behalf of the committee, I would like to thank our shareholders for their continued engagement on our executive compensation programs, as well as on all aspects of our business and strategic direction. While macroeconomic uncertainty remains, we are confident that our diversified business allows us to enter 2026 from a position of strength, focused on disciplined execution against our refreshed enterprise strategy and on delivering sustainable, long-term growth for our shareholders and customers.

Nicole S. Arnaboldi

Chair of the Management Resources and Compensation Committee

2026 Management information circular	43

Compensation discussion and analysis

Executive summary

The compensation discussion and analysis provides a detailed description of our approach to executive compensation, the compensation decisions the board made for 2025, and the factors considered in making those decisions. It focuses on compensation for our named executives for 2025:

Phil Witherington	President and Chief Executive Officer

Colin Simpson	Chief Financial Officer

Paul Lorentz	President and Chief Executive Officer, Global Wealth and Asset Management

Steve Finch	President and Chief Executive Officer, Manulife Asia

Brooks Tingle	President and Chief Executive Officer, John Hancock

Roy Gori	Former President and Chief Executive Officer

Marc Costantini	Former Global Head of Strategy and Inforce Management

2025 PERFORMANCE HIGHLIGHTS

2025 was a year of milestones and momentum for Manulife, marked by record core earnings, strong insurance new business growth, disciplined capital deployment, and the launch of our refreshed enterprise strategy. We also took action to strengthen our presence in the world’s largest economies and augment our capabilities to deliver differentiated investment and insurance solutions for our customers. This all took place alongside a thoughtful CEO transition, sustaining Manulife’s momentum, and positioning us well for continued success.

Amid ongoing economic uncertainty, Manulife delivered core earnings per share (core EPS) of $4.211 in 2025, an increase of 8%2,3 from 2024, and EPS of $3.07 in 2025, compared with $2.84 in 2024. Insurance new business performance was strong, with more than 20%3 growth in new business contractual service margin (CSM) across all insurance segments, contributing to double-digit growth in our overall CSM balance, and adding to the foundation supporting our future earnings generation. Annualized premium equivalent (APE) sales4 and new business value (NBV)4 also saw double-digit growth year-over-year of 14% and 18%, respectively. Global Wealth and Asset Management (Global WAM)’s core earnings increased 14%3 and net income attributable to shareholders on an actual exchange rate basis increased 19% compared with 2024, primarily driven by an increase in net fee income from higher average assets under management and administration (AUMA), the effects of acquisitions, and disciplined expense management. Our robust cash generation, as evidenced by $6.4 billion of remittances4, enabled us to flexibly deploy capital, returning $5.4 billion to common shareholders in 2025 through share buybacks and dividends, while continuing to invest in our business to enhance scale, augment capabilities, and support our growth trajectory.

Our operational performance continued to support our strong long-term share price performance, with 3-year total shareholder return (TSR) that ranked in the top quartile relative to compensation and performance peers, and above-median 5-year TSR relative to both groups.

These results were driven by our winning team and culture, whose engagement and execution supported strong performance across the organization. For the sixth consecutive year, employee engagement ranked in the top quartile on Gallup’s financial and insurance industry benchmark5. In addition, Manulife

1	Core EPS is a non-GAAP ratio. See Non-GAAP and other financial measures on page 106 for more information.
2

2024 core earnings, core EPS, core ROE, NBV, and core earnings contribution from highest potential businesses have been updated to align with the presentation of Global Minimum Taxes (GMT) in 2025. See Global Minimum Taxes on page 17 of our 2025 Management’s Discussion and Analysis for the year ended December 31, 2025 (2025 MD&A).

3	Percentage growth/decline in core EPS, core earnings and new business CSM are stated on a constant exchange rate basis and are non-GAAP ratios.
4

For more information related to APE sales, NBV, and remittances, see Non-GAAP and other financial measures on page 106. Percentage growth/decline in APE sales and NBV are stated on a constant exchange rate basis.

5	Based on the annual global employee engagement survey conducted by Gallup. Ranking is measured by the engagement grand mean as compared to Gallup’s Finance and Insurance Company level database.

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was included in the TIME World’s Best Companies (2025) list and won the 2025 Gallup Exceptional Workplace Award. We were also recognized by Forbes as one of the World’s Best Employers and one of the World’s Top Companies for Women and included in their World’s Best Life Insurance Companies list.

We continued to strengthen our diverse business portfolio that supports high-quality, sustainable growth across all segments. In Asia, we agreed to establish a 50:50 life insurance joint venture with Mahindra & Mahindra Ltd. (Mahindra)1, an existing partner through our asset management joint venture, to enter the Indian insurance market. We also became the first international life insurer to establish an office in the Dubai International Financial Centre dedicated to advising on and arranging life insurance contracts to high-net-worth (HNW) customers. In Global WAM, we acquired 75% of Comvest Credit Partners (Comvest), a U.S. private credit manager with $17.5 billion of assets under management (AUM)2 as at the acquisition date; and entered into an agreement to acquire PT Schroder Investment Management Indonesia (Schroders Indonesia)1, which will strengthen our position as the largest asset manager in Indonesia.

We launched the Manulife Longevity Institute, a global platform for research, thought leadership, innovation, advocacy, and community partnerships. Through this unified platform, we are investing $350 million through 2030 to help people live longer, healthier, and more financially secure lives.

Our AI transformation continued to deliver meaningful impact, as we embed AI across our businesses. As of December 31, 2025, we had 91 use cases in production and another 121 in development. In one example, we deployed GenAI sales enablement solutions across nine markets and multiple business lines in all four operating segments, delivering measurable results, accelerating information access and elevating client interactions. In addition, Evident AI recognized Manulife as the number one life insurer for AI maturity and responsible innovation, reinforcing our commitment to being an AI-powered organization and to deploying AI to improve customer experiences, enhance productivity, and deliver tangible value.

2025 BUSINESS PERFORMANCE IMPACT ON COMPENSATION

Manulife’s executive compensation program is designed to reward our named executives for leading the long-term sustainable growth of our business, creating value for our shareholders and customers, and successfully executing on our ambition to be the number one choice for customers.

To align the interests of our executives with those of our shareholders, total direct compensation for our named executives is structured with a significant portion of their compensation at risk, where outcomes are dependent on company performance and the returns provided to our shareholders.

Following a comprehensive stakeholder outreach in 2025 and a record-high level of shareholder support for our compensation framework through our annual shareholder advisory vote on our approach to executive compensation (commonly known as say on pay), the board confirmed that the current program remains appropriate and aligned with our refreshed enterprise strategy and pay-for-performance philosophy. As a result, we did not make material changes to our current executive compensation program for 2026. However, in response to stakeholder feedback, we will implement minor changes to the component of the annual incentive that tracks progress against our refreshed strategic priorities beginning with the 2026 performance year. Further details are provided on page 47.

Our business performance in 2025 was reflected in executive compensation decisions for the year. Annual incentives for our named executives were funded with a company performance score of 119%, reflecting strong financial and operational performance, as core EPS, NBV, and straight-through processing (STP) exceeded our targets for the year. We also made strong progress on our strategic priorities that underpin our business and sustainability strategies. For more information related to the determination of our annual incentive awards, please see page 56.

1

The Schroders Indonesia acquisition is subject to the receipt of regulatory approvals and satisfaction of customary closing conditions. The entry into the Indian insurance market by the joint venture with Mahindra is subject to the receipt of regulatory approvals. See Caution-regarding forward-looking statements on page 142.

2	Assets under management (AUM) is a non-GAAP financial meausure. See Non-GAAP and other financial measures on page 106 for more information.

2026 Management information circular	45

The 2023 performance share unit (PSU) awards vested at 168%, reflecting a 140% performance score due to above target performance for the two components of the PSU performance factor, book value per share (excluding foreign translation operations) plus after-tax total CSM per share and core return on equity (core ROE), multiplied by a modifier of 1.2 for three-year relative TSR, which ranked in the top quartile relative to our performance peer group. For more information related to the determination of the 2023 PSU awards, please see page 69.

Additional information about individual performance and compensation outcomes for each named executive is provided in the executive profiles beginning on page 71.

EXECUTIVE COMPENSATION AND SUSTAINABILITY

As part of our sustainability strategy, Manulife sets board-approved enterprise goals for sustainability-related measures that are key to our business strategy and that factor into annual incentives for the named executives in two ways:

•	The strategic focus component of the company performance score is based in part on an assessment of performance against goals linked to employee engagement, customer satisfaction, and climate action.
•

The individual performance goals for each named executive also include goals linked to employee engagement, leadership accountability, and climate action, as well as risk goals related to ethical business conduct (for more information about how compensation for our named executives is linked to our sustainability strategy, please see the executive profiles starting on page 71).

You can learn more about Manulife’s sustainability strategy on our website at manulife.com/sustainability and in our annual Sustainability Report (the 2025 report will be published in the second quarter of 2026).

CEO COMPENSATION

On May 9, 2025, Phil Witherington assumed the role of President and CEO of Manulife, succeeding Roy Gori, who retired on May 8, 2025 and served as an Advisor to the company through August 31, 2025.

Under Mr. Witherington’s leadership, Manulife delivered strong financial, operating, and strategic performance in 2025, including record core earnings, robust new business results, targeted strategic investments, continued progress in its AI transformation, and the launch of a refreshed enterprise strategy anchored in an ambition to be the number one choice for customers. In recognition of his performance, the board awarded Mr. Witherington an annual incentive payment of US$3,126,733, reflecting his contributions to above-target results and progress against our strategic priorities (please see page 55 for more details about the process for determining the adjustment for individual performance).

When setting Mr. Witherington’s target compensation for 2026, the board considered his performance, tenure and the positioning of his target compensation relative to the compensation peer group. Subsequent to this review, the board did not make any changes to Mr. Witherington’s base salary, annual incentive target, or equity grant for 2026 relative to 2025.

CEO total direct compensation (US$)

	R. Gori	R. Gori	P. Witherington		P. Witherington
	2023	2024	2025		2026

Base salary	$1,300,000	$1,300,000	$1,050,959	[2]	$1,200,000

Annual incentive[1]	$3,806,400	$4,243,200	$3,126,733		$2,400,000 (target	)

Equity-based incentives[1]	$8,500,000	$8,500,000	$6,100,000		$6,100,000

Total direct compensation	$13,606,400	$14,043,200	$10,277,692		$9,700,000

1	Timing of awards: the 2025 column includes the annual incentive awarded for 2025 that was paid in February 2026 and the equity-based incentives granted in March 2025.
2	Reflects the pro-rated salary for Mr. Witherington’s time as President and CEO, Asia between January 1 and May 8, 2025 and President and CEO, Manulife between May 9 and December 31, 2025.

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CHANGES TO THE EXECUTIVE COMPENSATION PROGRAM FOR 2026

Our annual incentive plan rewards executives for performance over a one-year period based on financial, operational and strategic results. A portion of the annual incentive is tied specifically to progress against our enterprise strategy, reinforcing disciplined execution of our strategic priorities. This component, referred to as Strategic focus, represents 20% of overall annual incentive plan funding and is intended to reinforce progress against our enterprise strategy.

Following a comprehensive review of our executive compensation program in 2025, and in response to stakeholder feedback, we streamlined the Strategic focus component for the 2026 performance year to better align it with our refreshed strategic priorities. Performance will be informed by an index of seven equally weighted enterprise-level measures with quantitative goals established at the beginning of the year, subject to a qualitative overlay.

For 2026, the Strategic focus measures are:

•	employee engagement, measured as our company-wide engagement score relative to Gallup’s Finance and Insurance peer group
•	a measure of our ability to generate capital across geographies, which drives the return of capital to shareholders
•	a new measure representing our Health ambition to become the most trusted partner for customers’ health, wealth, and financial well-being
•	a measure of investment performance, comparing our Global WAM investment strategies available to customers against peer funds
•	progress towards our goal to generate $1 billion+ of cumulative enterprise value[1] from AI by 2027
•	a measure related to customer loyalty and experience
•	our ranking in the Dow Jones Sustainability Index, which measures economic, environmental and other factors.

1	Includes realized run-rate expense reductions, top-line revenue uplift from AI-powered workflows, fraud reduction, and growth absorption.

2026 Management information circular	47

LINKING CEO PAY TO SHAREHOLDER VALUE

We look at pay for performance from different perspectives to ensure there is strong alignment between what our CEO earns and our TSR.

The CEO lookback table below compares total direct compensation awarded to the CEO in each of the last five years to the actual value of that compensation as at December 31, 2025, illustrating how our share price affects what the CEO earns over time.

The analysis also shows the actual value as at December 31, 2025, for each $100 of compensation awarded each year, and compares it to the value earned by shareholders over the same period. We have indexed these values at $100 to provide a meaningful comparison.

The table illustrates that the actual value of CEO compensation is closely aligned with the shareholder experience. This is consistent with our emphasis on aligning executive compensation with the longer-term success of Manulife.

		Total direct compensation awarded	Actual value (realized and realizable) on December 31, 2025		Value of $100
(CA$) CEO				Period	Manulife CEO	Manulife shareholders

R. Gori	2021	$15,978,085	$20,022,222	Jan 1, 2021 to Dec 31, 2025	$125.31	$281.09

R. Gori	2022	$15,872,059	$30,027,006	Jan 1, 2022 to Dec 31, 2025	$189.18	$251.89

R. Gori	2023	$18,420,959	$31,000,077	Jan 1, 2023 to Dec 31, 2025	$168.29	$237.95

R. Gori	2024	$19,310,621	$26,685,050	Jan 1, 2024 to Dec 31, 2025	$138.19	$185.41

P. Witherington	2025	$14,536,128	$16,125,710	Jan 1, 2025 to Dec 31, 2025	$110.94	$117.72

•	Total direct compensation awarded includes base salary, annual incentive, and equity-based incentives, as reported in the summary compensation table each year.
•	Actual value (realized and realizable) represents the actual value to the CEO of compensation awarded each year, realized between grant and December 31, 2025 or still realizable on December 31, 2025.
•	Value of $100 for CEO represents the actual value as at December 31, 2025 for each $100 of total direct compensation awarded in each year.
•	Value of $100 for Manulife shareholders represents the cumulative value of a $100 investment in common shares made on the first trading day of each period, assuming reinvestment of dividends.

Our pay-for-performance alignment review also includes a five-year lookback at our CEO’s compensation compared to our TSR performance against our performance peers and against various indices. Please see page 75 for more information.

Details about the 2025 compensation decisions for our named executives begin on page 54.

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Our approach to executive compensation

Our executive compensation program focuses named executives on achieving long-term sustainable growth and on creating significant value for our shareholders and customers. It is designed to attract and retain high calibre executive talent capable of achieving our ambitious goals and contributing to our competitive advantage.

Our approach is centred on pay for performance, and supported by five principles that guide our program design, compensation decisions and administrative practices.

Executive compensation is linked to strong risk-managed performance. Most of what our executives earn is variable, tied to performance and not guaranteed. In practice, executives ultimately receive more when performance is strong and earn less when performance is mixed.

2026 Management information circular	49

What we do
Compensation aligned with long-term shareholder value – see pages 75, 112 and 113

•

Most executive compensation is directly affected by our share price and the value of our performance share units is based in part on relative TSR

•

The annual incentive plan incorporates measures tied to our future success

•

Equity ownership guidelines, clawback provisions, stock option exercise restrictions, and our code of business conduct and ethics discourages executives from taking undue risk

•

10% of the annual incentive and vested equity compensation for executives is delivered in Manulife common shares purchased on the open market

Compensation aligned with business strategy – see pages 54 and 114

• Incentive compensation is tied to the achievement of key performance measures, prudently balancing time horizons and performance perspectives	• Performance measures are tied directly to our business strategy, sustainability objectives and shareholder value
Compensation and performance benchmarked against peer companies – see pages 53 and 67

• Executive pay is benchmarked against our compensation peer group	• Our performance is benchmarked against the companies in our performance peer group
Compensation aligned with good governance practices – see page 109

•

Compensation is aligned with the Financial Stability Board’s Principles for Sound Compensation Practices

•

Employees must annually certify compliance with our code of business conduct and ethics

•

Management resources and compensation committee receives independent advice

•

Shareholders have a say on executive pay

•

We engage with shareholders about our executive compensation program

•

Employee engagement and other metrics relating to building a winning team and culture have an impact on compensation

Compensation aligned with risk management objectives – see page 111

• Incentive compensation for heads of control functions is based on measures that are not directly linked to the business they oversee	• The Chief Risk Officer and the risk committee review the alignment of compensation plans with risk management objectives

•

We stress test compensation plan designs

•

The CEO and CFO must hold Manulife equity for one year after leaving Manulife

•

Executive compensation can be clawed back for wrongdoing, even when a financial restatement is not required

• Incentive compensation for material risk takers considers feedback from internal audit, compliance and risk management

What we don’t do

No grossing up of perquisites

No repricing or backdating of stock options

No hedging or monetizing of equity awards

No multi-year guarantees in employment agreements

No severance of more than two years on termination following a change in control

No single-trigger change in control

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Compensation elements

The executive compensation program for our named executives includes base salary, annual incentive, equity-based incentives, and other elements such as pension, benefits and wellness, and perquisites.

Element	Form	Key characteristics

Base salary	Cash

•

Fixed compensation based on named executive’s role, qualifications, experience, performance, career progression, and competitive assessment of comparable roles at peer companies

•

Reviewed annually and adjusted when appropriate

Annual incentive	Cash (90%) Equity (10% delivered in Manulife common shares)

•

Variable compensation based on performance against enterprise goals and sustainability objectives linked to our business strategy, and individual goals established at the beginning of the performance period

•

Individual performance goals are tied to financial and operating performance and contribution to Manulife’s strategic priorities and sustainability strategy

Equity-based incentives	Performance share units (PSUs) (60%)

•

Variable compensation tied to company and share price performance over the long term (three-year vesting period)

•

Strengthens retention and reinforces alignment with shareholder value

•

10% of the vesting value of RSUs and PSUs is delivered in Manulife common shares purchased on the open market

Restricted share units (RSUs) (40%)

Other	Pension	• Includes defined contribution, cash balance and 401(k) plans • Varies by country

	Benefits and wellness	• Protects and invests in the health and well-being of our executives • Includes health, dental, mental health, group life, disability, and wellness (Vitality) • Varies by country

	Perquisites	• Varies by country

2026 Management information circular	51

The charts below show the mix of components that make up target total direct compensation for our named executives for 2025.

Most of a named executive’s total direct compensation is variable (or at risk) with a significant portion tied to our share price. The mix of annual and equity-based incentives ensures named executives consider both the short and longer-term impact of their decisions.

The board believes this combination of incentives and time horizons helps to drive sustained performance, aligns named executives’ interests with those of shareholders, provides for competitive pay opportunities and encourages retention.

2025 Target total direct compensation mix

Chief Executive Officer1

Other named executives (average)2

1	Target mix for Mr. Witherington as CEO.
2	Does not include Mr. Costantini who resigned from Manulife on November 30, 2025.

Setting target compensation for the named executives

Manulife has a formal governance process for reviewing and setting target compensation for our named executives, including benchmarking executive compensation to our compensation peer group every year. The management resources and compensation committee works with Korn Ferry, its independent compensation consultant, to determine an appropriate compensation peer group each year. No changes were made to the compensation peer group for 2025.

The committee assesses peer pay levels as part of its annual review of compensation for named executives. It relies on the compensation peer group and guidance from Korn Ferry to understand what executives in comparable roles are earning at companies we most directly compete with for executive talent, as well as compensation program design and pay mix. We generally seek to align target total direct

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compensation for our named executives with the market median and may adjust the positioning above or below the median depending on the importance of the role, the executive’s performance, experience, or for other reasons.

While our corporate headquarters is located in Canada, Manulife is a global company. We operate in 25 markets, with approximately three-quarters of our core earnings coming from outside of Canada. Our operations are made up of many related but distinct businesses that require leaders with unique skills and capabilities.

We draw on and compete for executive talent with global businesses in the life and health insurance sector, as well as with Canadian diversified banks that operate in those markets. Accordingly, our compensation peer group for our named executives includes companies across these sectors that publicly disclose compensation data for roles that are comparable in size and scope to the roles of our named executives, and that are considered competitors for executive talent.

2025 Compensation peer group

(unchanged from 2024)

Global health and life insurance

•

AIA Group Limited

•

MetLife, Inc.

•

Power Corporation of Canada

•

Principal Financial Group, Inc.

•

Prudential Financial, Inc.

•

Prudential plc

•

Sun Life Financial Inc.

Canadian diversified banks

•

Bank of Montreal

•

Bank of Nova Scotia

•

Royal Bank of Canada

•

Toronto-Dominion Bank

Manulife compared to our compensation peer group

As at December 31, 2025

(US$)

1	Market capitalization as of December 31, 2025 was sourced from Bloomberg and converted to U.S. dollars using the exchange rate of US$1.00 = $1.3707.

Revenue is a financial metric that is often used as a way to compare the relative size of organizations across industries and sectors. Insurance companies, including Manulife, define revenue as the aggregate of the following lines of the income statement: Insurance Revenue, Net Investment Income and Other Revenue. The inclusion of net investment income and its inherent variability due to quarterly market movements, make it less of an appropriate proxy for organization size and complexity than it is for companies in other industries.

For roles where there is no comparable data publicly available, we also use data from the following compensation surveys and third-party providers:

•	Financial Services Executive Compensation Survey conducted by Korn Ferry
•	Diversified Insurance Study of Executive Compensation and Insurance Executive Rewards Survey conducted by Willis Towers Watson
•	McLagan Life Insurance and Asset Management Compensation Surveys conducted by Aon.

2026 Management information circular	53

Components of executive pay

Base salary

The board annually reviews the base salaries of named executives and adjusts them periodically as needed by evaluating the evolving responsibilities of their roles, the experience of the individual, their performance, and the marketplace we compete in for executive talent as defined by our compensation peer group.

Consistent with our pay-for-performance compensation philosophy, named executives receive a small percentage of their overall compensation in the form of base salary.

	2025 base salary		2026 base salary	Change

Phil Witherington (US$)[1]	$1,200,000	[1]	$1,200,000	$0

Colin Simpson	$850,000		$900,000	$50,000

Paul Lorentz	$900,000		$900,000	$0

Steve Finch (US$)	$700,000		$700,000	$0

Brooks Tingle (US$)	$700,000		$700,000	$0

Roy Gori (US$)	$1,300,000	[2]	n/a	n/a

Marc Costantini (US$)	$800,000	[2]	n/a	n/a

1

Mr. Witherington was appointed to the role of President and CEO, Manulife on May 9, 2025. His 2025 base salary in this table represents his full-year base salary in this role. For more details about Mr. Witherington’s compensation in his new role as President and CEO, Manulife, please see page 73.

2

Mr. Gori retired as President and CEO, Manulife on May 8, 2025, and Mr. Costantini resigned as Global Head of Strategy and Inforce Management on November 30, 2025. The base salary shown reflects each executive’s annualized base salary rate. The actual salary they earned in 2025 was pro-rated based on the time spent in their roles.

Changes in base salary

Effective March 1, 2026, the board approved a change to Mr. Simpson’s base salary to address market competitiveness relative to companies in our compensation peer group, reflect his individual performance, and recognize the expanded scope of his role which now includes oversight of Global Strategy, Corporate Development, and our P&C Reinsurance business.

Annual incentive

Our annual incentive rewards named executives for achieving company objectives and individual performance goals that support company results and our strategy. The annual incentive for a named executive is heavily influenced by overall company results.

Each named executive has a target annual incentive equal to a percentage of their base salary. Their actual annual incentive award depends on how the company performed and on their individual performance during the year. Actual awards can range from zero to a maximum of 2.5 times target.

Annual incentives are awarded in February for the preceding year. Ten percent (10%) of the pre-tax award is delivered in Manulife common shares purchased on the open market.

The board has the discretion to adjust the annual incentive when significant events outside management’s control impact performance and would make awards unreasonable, unrepresentative, or inappropriate.

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We determine annual incentives using the following formula:

Base salary	Annual incentive target % of base salary	Company performance score Range: 0 to 2.0	Individual performance score Typical range[1]: 0 to 1.2	Annual incentive award Capped at 2.5x target 10% delivered in Manulife common shares

[1]	The committee may approve scores outside of this range, but only under special circumstances (as discussed below).

Company performance

Actual incentives for our named executives are primarily driven by the company performance score, which includes financial and operating performance targets and strategic goals determined at the beginning of the performance period. The company performance score can range from 0 to 2.0. The maximum is set to be extremely difficult to achieve and only attainable when results are extraordinary.

Performance measures, weightings and targets for determining the company performance score are approved by the board at the beginning of each year, consistent with our strategic priorities, our sustainability strategy, and the board-approved business plan. Recommended performance ranges and targets are based, in part, on past performance and financial and operating projections, and on the company’s best estimate for the coming year. Scenario testing makes sure potential performance is aligned with award outcomes and does not encourage inappropriate risk-taking.

Individual performance

The committee considers each named executive’s individual contribution to overall company results, achievement of our strategic priorities and sustainability strategy, and contribution to our culture. We assess individual performance throughout the year against each named executive’s individual scorecard, which clearly defines specific goals tied to the named executive’s annual business plan and their contribution to Manulife as a whole, including their impact on our risk culture and their behaviour as a reflection of our values.

The individual performance score typically ranges from 0 to 1.2, except when there are special circumstances such as exceptional performance or one-time events that drive significant shareholder value. For 2025, none of the named executive officers were awarded an individual performance score that was higher than the top end of the range.

Linking to our sustainability strategy

As part of our sustainability strategy, Manulife sets board-approved enterprise goals for sustainability-related measures that are key to our business strategy and that factor into annual incentives for the named executives in two ways:

•	The strategic focus component of the company performance score is based in part on an assessment of performance against goals linked to employee engagement, customer satisfaction, and climate action.
•

The individual performance goals for each named executive also include goals linked to employee engagement, leadership accountability, and climate action, as well as risk goals related to ethical business conduct (for more information, please see the executive profiles starting on page 71).

You can learn more about Manulife’s sustainability strategy on our website at manulife.com/sustainability and in our annual Sustainability Report (the 2025 report will be published in the second quarter of 2026).

2026 Management information circular	55

2025 Annual incentive awards

The 2025 annual incentive awards reflect a 119% company performance score (as discussed below) and each executive’s individual performance score (based on their individual accomplishments highlighted in brief on page 61 and in further detail in their executive profiles beginning on page 71)1,2.

	Base salary		Annual incentive target		Company performance score		Individual performance score		2025 Annual incentive award

Phil Witherington (US$)	$1,200,000	x	183%[3]	x	119%	x	120%	=	$3,126,733

Colin Simpson	$850,000	x	135%	x	119%	x	115%	=	$1,570,354

Paul Lorentz	$900,000	x	200%	x	119%	x	115%	=	$2,463,300

Steve Finch (US$)	$700,000	x	150%	x	112%[4]	x	115%	=	$1,356,466

Brooks Tingle (US$)	$700,000	x	150%	x	119%	x	110%	=	$1,374,450

Roy Gori (US$)	$455,890[5]	x	200%	x	119%	x	100%	=	$1,085,019

1	Mr. Costantini resigned from the company on November 30, 2025 and did not receive an annual incentive award.
2	Amounts are calculated based on the components shown and may differ slightly due to rounding.
3

Mr. Witherington’s annual incentive target was pro-rated for his time as President and CEO, Manulife Asia and his time as President and CEO, Manulife, effective May 9, 2025. For further information related to his compensation in 2025, please see page 73.

4

Mr. Finch’s company performance score is pro-rated between a score of 100% for his time as Chief Actuary (as described on page 112, compensation for this role was not linked to our business performance to promote unbiased oversight and advice to senior management and the board), and a company performance score of 119% for his time as President and CEO of Manulife Asia, beginning on May 9, 2025.

5	Mr. Gori received a pro-rated annual incentive for his time as CEO up to his retirement on May 8, 2025. He did not receive any one-time awards outside of Manulife’s regular compensation plan design.

2025 Company performance score

The company performance score for the 2025 annual incentive was 119% for the named executives, as core EPS, NBV, and STP exceeded our targets for the year. We also made strong progress on our strategic priorities that underpin our business and sustainability strategies.

Performance criteria and ranges were set at the beginning of the year, aligned with our board-approved business plan. Note that Manulife began reporting under IFRS 17 and IFRS 9 in 2023. Results reported before 2023 under the previous accounting standards are not directly comparable to results under IFRS 17 and IFRS 9. For more information about our transition to these new standards, see page 105 or pages 44-45 of our 2024 management information circular.

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	Performance criteria and ranges				Results	Score	Weighted score
Profitability 40%	Core earnings per share ($)[1]				$4.21	114%	46%
	Reflects underlying earnings capacity and is an important factor in the valuation of Manulife’s share price
		Threshold (25% below target)	Target	Maximum (25% above target)
		$3.05	$4.07	$5.08
	score	0%	100%	200%
Growth 30%	New business value ($ millions)[1]				$3,533	126%	38%
	Measures profitable growth in new business across our insurance segments
		Threshold (40% below target)	Target	Maximum (40% above target)
		$1,922	$3,204	$4,486
	score	0%	100%	200%
Customer 5%	Relationship net promoter score (rNPS) Measures customer loyalty and advocacy				+27.3	78%	4%
		Threshold (10 pts below target)	Target	Maximum (10 pts above target)
		+19.5	+29.5	+39.5
	score	0%	100%	200%
5%	Straight-through processing (STP)
	Measures Manulife’s processing time for customers
		Threshold (3 pps below target)	Target	Maximum (3 pps above target)	90.3%	111%	5%
		87.0%	90.0%	93.0%
	score	0%	100%	200%
Strategic focus[2] 20%	Performance is assessed against an index of measures that tracks performance against our strategic priorities and other measures linked to our sustainability strategy. Includes quantifiable goals for each measure, subject to a qualitative overlay. Each measure has a performance score that can range from 0% - 200%.					131%	26%
2025 company performance score							119%

1	Performance is measured on a constant exchange rate basis.
2	Performance is assessed against predetermined goals established in our business plan.

2026 Management information circular	57

How the measures are defined

•

Core earnings per common share (core EPS) is defined as core earnings available to common shareholders divided by diluted weighted average common shares outstanding.

•

New business value (NBV) is calculated as the present value of shareholders’ interests in expected future distributable earnings, after the cost of capital, on actual new business sold during the reporting period.

•

Relationship net promoter score (rNPS) gauges customer loyalty and advocacy based on the response customers provide when asked how likely they are to recommend Manulife to family, friends, or colleagues. rNPS is measured by a third-party market research study of customers.

•

Straight-through processing (STP) is defined as customer interactions, including money processing, that are completely digital as a proportion of total customer interactions.

•

Strategic focus includes an index of measures that tracks performance against our strategic priorities and other measures linked to our sustainability strategy. Quantifiable goals for each measure are established at the beginning of the year and approved by the management resources and compensation committee. The strategic focus score

Understanding our financial
reporting transition

2025 is the third year that Manulife is reporting under IFRS 17 and IFRS 9, which represents the most significant change to insurance accounting requirements in decades. As we explained in our 2024 management information circular, these new accounting standards do not change the fundamental economics of our business.

Because of this, we wish to remind shareholders that results reported before 2023 under the previous accounting standards are not directly comparable to our 2023, 2024 and 2025 results under IFRS 17 and IFRS 9. In addition, measures such as revenue, earnings, or book value will not be directly comparable to financial institutions such as banks, which do not recognize income under IFRS 17, or with insurers who are headquartered in jurisdictions that do not report under IFRS, such as the United States. For more information about our transition to the new accounting standards, see page 105.

is calculated as the weighted average of the performance scores of the measures, subject to a qualitative overlay.

Understanding the company performance score

Profitability

•

Core EPS grew by 8% on a constant exchange rate basis versus the prior year, driven by higher core earnings[1],2, and the impact of common share buybacks. The increase in core earnings reflects strong business performance in Global WAM, Asia and Canada, as well as the net impact of the 2025 updates to actuarial methods and assumptions, partially offset by unfavourable life insurance claims experience in the U.S., compared with favourable experience in the prior year, and lower investment spreads

Growth

•	NBV was $3.5 billion in 2025, an increase of 18% compared with 2024, with growth in all insurance segments, and over 20% growth in Asia and the U.S.

Customer

•	rNPS was 27 in 2025, in line with 2024
•	STP[3] was 90% in 2025, a 1-percentage point improvement from 2024, and exceeding our 2021 Investor Day ambition of 88% by 2025

1	Core earnings is a non-GAAP financial measure. See Non-GAAP and other financial measures on page 106 for more information.
2

Please see Reconciliation of core earnings to net income attributed to shareholders – 2025 on page 107 for details about the adjustments made to net income attributable to shareholders for the purposes of determining core earnings.

3	STP represents customer interactions that are completely digital, and includes money movement.

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Strategic focus

Our winning team and culture was reflected in our employee engagement scores, and performance, and supports our priority of championing a customer-first culture and investing in next generation skills:

•

Achieved top quartile employee engagement on Gallup’s financial and insurance industry benchmark for the sixth consecutive year and awarded the 2025 Gallup Exceptional Workplace Award for the third year in a row

•

Our focus on talent, culture and employee experience led to our recognition by Forbes as one of the World’s Best Employers list for the sixth consecutive year, one of the World’s Top Companies for Women, and inclusion on their list of the World’s Best Life Insurance Companies

We continued to drive a diversified global business model, that strives to deliver high quality sustainable growth across all segments:

•	Delivered strong new business performance with double-digit year-over-year growth in APE sales (+14%) and new business CSM (+28%)
•

In Asia, we agreed to establish a 50:50 life insurance joint venture with Mahindra, an existing partner through our asset management joint venture, to enter the Indian insurance market. This partnership will expand our global footprint and position us to grow across one of the world’s largest economies

•

We became the first international life insurer to establish an office in the Dubai International Financial Centre dedicated to advising on and arranging life insurance contracts to HNW customers. This strategic move deepens our presence in the Middle East and enhances our ability to address the growing wealth and protection needs of HNW and ultra-HNW individuals in the region

•	In Global WAM, we acquired 75% of Comvest, a U.S. private credit manager with $17.5 billion of AUM as at the acquisition date
•	We entered into an agreement to acquire Schroders Indonesia, which will strengthen our position as the largest asset manager in Indonesia
•

In Canada, we expanded solutions for Canadians and their families, including the launch of a simplified specialized lending suite of products in Manulife Bank to streamline the lending experience for advisors serving HNW clients and business owners, and an enhanced online life and health insurance application form that reduces complexity, accelerates medical data collection, and shortens processing times

•

In the U.S., we delivered strong new business growth by strengthening our distribution model and diversifying our portfolio with new offerings and enhancements, including: an accumulation survivorship indexed universal life product, John Hancock’s first offering in this product category; a new hybrid indexed universal life insurance solution offering more flexible living benefits and a streamlined digital application process; and a new variable universal life insurance solution with improved fund selection and index loans

We continued to be a digital, customer leader, with our AI transformation delivering a meaningful impact, as we embed AI across our businesses. As of December 31, 2025, we had 91 use cases in production and another 121 in development:

•	Manulife was ranked first among life insurers and top five overall in the inaugural Evident AI Insurance Index, underscoring our leadership in AI maturity and responsible innovation
•

We deployed GenAI sales enablement solutions across nine markets and multiple business lines in all four operating segments, delivering measurable results, accelerating information access and elevating client interactions

•

In Asia, launched advanced AI-enabled agency tools across the region to enhance sales support and improve customer experience. In Indonesia, Singapore and Japan, we rolled out AI assistants to provide faster access to product and policy information and streamline administrative tasks. In Hong Kong, we launched AI Sales Pro – a GenAI-powered tool that helps agents identify top sales opportunities, craft personalized customer solutions, and access critical know-how to drive business performance

•

In Global WAM, we incorporated a suite of AI-powered research tools to enhance investment analysis for our public markets investment research teams. By integrating internal and external data in actionable insights, we streamline our research process, accelerate decision-making, and empower our investment professionals to focus on driving value for our clients

2026 Management information circular	59

•

In Canada, introduced an innovative GenAI tool in our Individual Insurance business that automatically generates personalized communications to advisors by analyzing historical data and identifying available opportunities. This tool enables our internal sales team to deliver timely, relevant, and actionable messages to drive meaningful interactions and enhance collaboration with advisors

•

In the U.S., partnered with Munich Re Life US to enhance underwriting efficiency through alitheia, its AI-driven risk assessment platform, raising instant underwriting decision eligibility from US$3 million to US$5 million, enabling more customers to experience a streamlined life insurance application process

In addition to the progress made against our new strategic priorities announced in 2025, we achieved or made solid progress against key medium-term financial targets that impacted the strategic focus score:

•

Achieved our 2025 target on core earnings contribution from highest potential businesses[1,2], which represent 75% of core earnings, up from 68% in 2024

•

Continued to proactively manage cost with an expense efficiency ratio of 44.8%[3], in line with 2024, and meeting our medium-term target of less than 45%

•

Delivered remittances of $6.4 billion in 2025, and cumulative remittances of $13.4 billion inthe last two years, continuing our solid progress on our target of $22 billion+ in cumulative remittances for 2024 to 2027 the last two years, continuing our solid progress on our target of $22 billion+ in cumulative remittances for 2024 to 2027

Annual incentive awards are primarily determined by the company performance score, which includes financial, operational and strategic goals determined at the beginning of the year. Beginning with the 2026 performance year, the component of the company performance score that tracks progress against our strategic priorities and sustainability strategy will be simplified to focus on seven enterprise-level measures aligned with our refreshed enterprise strategy. This update will affect annual incentive payouts in 2027. See page 47 for further details.

We also made continued progress against our sustainability priorities in 2025:

•	We achieved a top decile ranking in Standard & Poor’s Corporate Sustainability Assessment rating
•	We were recognized for the first time in the TIME World’s Best Companies (2025) list, which focused on three key dimensions: employee satisfaction, revenue growth and sustainability transparency
•	We were upgraded by MSCI from AA to AAA in its ESG rating, the highest possible rating, recognizing our strong governance and proactive management of sustainability-related risks

1	Core earnings contribution from highest potential businesses is a non-GAAP ratio. See Non-GAAP and other financial measures on page 106 for more information.
2	Highest potential businesses include Asia segment, Global WAM segment, Canada Group Benefits and North American behavioural insurance products.
3	Expense efficiency ratio is a non-GAAP ratio. See Non-GAAP and other financial measures on page 106 for more information.

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2025 Individual performance scores

To determine the individual performance scores in the table on page 56, the committee and the board considered a wide range of factors, including individual contributions to overall company results, achievement of our strategic priorities, and contributions to our culture. Performance highlights for each executive are below. You will find additional discussion of their 2025 performance in their executive profiles beginning on page 71.

Phil Witherington

•

Seamlessly transitioned to the role of President and CEO, Manulife in May 2025, sustaining Manulife’s momentum through disciplined execution and taking action to introduce a refreshed enterprise strategy to build on our strong foundation

•

Achieved strong operational performance with year-over-year increase in core EPS of 8% and EPS of 8%, as well as record high core earnings

•

Delivered more than 20% growth in new business CSM across all insurance segments, contributing to double-digit growth in our overall CSM balance and adding to the foundation supporting our future earnings generation. APE sales and NBV also saw double-digit growth year-over-year of +14% and +18% respectively

•

Achieved our 2025 target on core earnings contribution from highest potential businesses, which represent 75% of core earnings, up from 68% in 2024

•

Strengthened our diversified global portfolio with the acquisition of 75% of Comvest, the announcement of our agreement to enter into India’s life insurance market through a joint venture with Mahindra, the establishment of a HNW office in Dubai International Financial Centre, and an agreement to acquire Schroders Indonesia

•

Continued our AI transformation with 91 use cases in production and another 121 in development as of December 31, 2025; recognized as first among life insurers and top five overall in the inaugural Evident AI Insurance Index, underscoring our leadership in AI maturity and responsible innovation

•

Prior to his appointment as President and CEO, Manulife in May 2025, delivered strong operating and new business performance as CEO, Asia, driving double-digit insurance new business growth and CSM balance expansion in Manulife’s largest growth region

•

Drove a winning culture demonstrated by the sixth consecutive year of top quartile employee engagement

Colin Simpson

•

Contributed to increases in key profitability measures in 2025 compared to 2024: core EPS increased from $3.85 to $4.21, core earnings rose to $7.5 billion from $7.2 billion, and core ROE[1] improved to 16.5% from 16.2%. Additionally, EPS increased from $2.84 to $3.07, net income attributed to shareholders rose from $5.4 billion to $5.6 billion, and ROE of 12.0% was in line with 2024

•

Delivered remittances of $6.4 billion in 2025, which enabled a return of $5.4 billion in capital to common shareholders, and resulted in cumulative remittances of $13.4 billion in the last two years; made solid progress on our target of $22 billion+ in cumulative remittances for 2024 to 2027

•

Achieved an expense efficiency ratio of 44.8%, in line with 2024 and meeting our medium-term target of less than 45%

•

Played a critical role in the acquisition of Comvest, the agreement to acquire Schroders Indonesia, and the agreement to establish a joint venture with Mahindra

1	Core ROE is a non-financial ratio. See Non-GAAP and other financial measures on page 106 for more information.

2026 Management information circular	61

Paul Lorentz

•

Achieved strong earnings growth with Global WAM’s core earnings increasing 14%, compared with 2024

•

Acquired 75% of Comvest, a U.S. private credit manager with $17.5 billion of AUM as at the acquisition date and entered into an agreement to acquire Schroders Indonesia, which will strengthen our position as the largest asset manager in Indonesia

•

Successfully closed the Manulife Infrastructure Fund III, L.P., raising over US$5.5 billion from existing and new investors

•

Advanced our digital-first approach by expanding U.S. retirement plan offerings with FutureStep™ and FutureChoice™, two fully digital solutions that enhance our capabilities and market presence, and by launching an AI-powered sales enablement solution in U.S. Retirement that delivers real-time insights and personalized content, tripling sales opportunities and reducing time spent on information searches by over 50% compared with 2024

Steve Finch

•

Achieved 18% growth year-over-year in Asia segment’s core earnings to US$2.1 billion, and a 24% growth in reported net income attributed to shareholders to US$2.1 billion

•

Delivered double-digit year-over-year growth in the key new business metrics for our Asia segment APE sales (18%), NBV (20%), and new business CSM (27%)

•

Agreed to establish a 50:50 life insurance joint venture with Mahindra, an existing partner through our asset management joint venture, to enter the Indian insurance market, and became the first international life insurer to establish an office in the Dubai International Financial Centre dedicated to advising on and arranging life insurance contracts to HNW customers

•

Launched advanced AI-enabled agency tools across Asia to enhance sales support and improve customer experience

Brooks Tingle

•

Delivered strong year-over-year growth across new business metrics with APE sales (24%), NBV (22%), and new business CSM (42%)

•

Continued to advance behavioural insurance leadership in the U.S. market. Became the first life insurer to offer eligible John Hancock Vitality members access to Function Health’s technology and screening tools, empowering customers to live longer, healthier, and better lives

•

Partnered with Munich Re Life US to enhance underwriting efficiency through alitheia, its AI-driven risk assessment platform, raising instant underwriting decision eligibility from US$3 million to US$5 million, enabling more customers to experience a streamlined life insurance application process

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Executive Compensation

2026 Annual incentive awards

The table below shows the annual incentive targets for 2025 and 2026. For 2026, the committee considered market positioning, each executive’s total compensation opportunity, performance and the board’s focus on aligning executive pay with the interests of our shareholders.

	2025 Target (as a % of base salary)	2026 Target (as a % of base salary)
Phil Witherington	200%[1]	200%
Colin Simpson	135%	150%
Paul Lorentz	200%	200%
Steve Finch	150%	150%
Brooks Tingle	150%	150%

1	Mr. Witherington was appointed President and CEO, Manulife on May 9, 2025. The 2025 target represents his annualized target as President and CEO in 2025.

The committee approved an increase to Mr. Simpson’s 2026 annual incentive target to reflect his continued growth in his role, market positioning relative to internal and external peers, and the increased scope of his role after taking on responsibility for the Global Strategy, Corporate Development, and P&C Reinsurance teams.

Equity-based incentives

We grant a competitive mix of equity-based incentives every year, which may include restricted share units (RSUs) and performance share units (PSUs) depending on the officer’s position.

The proportion of equity-based incentives allocated to performance share units and restricted share units remained the same as the previous year. Stock options have not been granted since 2020. Heads of control functions do not receive PSUs to ensure their compensation is not tied to the performance of businesses they oversee.

The table below shows the mix of equity-based incentives for 2025 and 2026.

	PSUs	RSUs

Chief Executive Officer	60%	40%

Other named executives	60%	40%

Chief Risk Officer, Chief Actuary, Global Chief Compliance Officer, Chief Auditor	0%	100%

2026 Management information circular	63

Equity-based incentives
	Restricted share units	Performance share units	Stock options (not granted since 2020)

What they are	Notional shares that pay out based on the price of Manulife common shares	Notional shares that pay out based on our performance and on the price of Manulife common shares	Rights to buy Manulife common shares in the future at a specified price

Vesting and payout

Vest and pay out at the end of three years

The payout value is equal to the average closing price of Manulife common shares on the TSX for the 10 trading days before the day they vest multiplied by the number of restricted share units

90% of the payout value is delivered in cash and the remaining 10% is delivered in Manulife common shares purchased on the open market

Vest and pay out at the end of three years. The number of units that vest depends on our performance against absolute and relative performance conditions that are set at the grant date, aligned with our strategy and approved by the board

The payout value is equal to the average closing price of Manulife common shares on the TSX for the 10 trading days before the day they vest, multiplied by the number of performance share units, the performance factor and the relative TSR modifier

The relative TSR multiplier is capped at 100% if our absolute TSR over the three-year period is negative

90% of the payout value is delivered in cash and the remaining 10% is delivered in Manulife common shares purchased on the open market

Vest 25% every year for four years from the grant date

Stock options granted from 2015 to 2020 cannot be exercised until five years from the grant date except under extenuating circumstances

The exercise price is equal to the grant price

The value is the difference between the exercise price and the price of Manulife common shares on the TSX when stock options are exercised

Stock options expire at the end of 10 years and are only transferable upon death

See page 66 for details about the performance conditions for the PSUs granted in 2025

64	Manulife Financial Corporation

Executive Compensation

Equity-based incentives
	Restricted share units	Performance share units	Stock options (not granted since 2020)

Dividend equivalents	Credited as additional units at the same rate as dividends paid on Manulife common shares and subject to the same vesting conditions as the underlying grant		Do not earn dividend equivalents

Grants	The grant price is the average closing price for the 10 trading days before the grant date The grant value of stock options is calculated using the Black-Scholes methodology

Notice of retirement

For awards granted in 2015 and after, named executives have to provide three months’ notice before leaving Manulife or they will lose their post-termination retirement benefits and all outstanding grants will be forfeited

Closed trading windows

Equity-based incentives are not granted when our insiders are prohibited from trading. Annual awards are normally granted 10 or more trading days following the end of the closed trading window after our year-end financial results are announced. Awards can also be made to select new executives at the time of hire. If the hire date falls within a closed trading window, the grant is delayed until after the end of the closed trading window. The company has an automatic stock option exercise program that allows insiders to elect in advance to have their expiring stock options exercised through the program, which may occur within a closed trading window

2025 Equity-based incentive grants

The committee’s decisions related to equity-based incentive grants are based on anticipated future contributions to Manulife, the competitive position of their compensation compared to our global compensation peer group (see page 53 for more detail), organizational priorities and key strategic roles, succession planning, internal equity amongst executives, and the board’s focus on aligning executive pay with the interests of our shareholders. The table below shows the annual equity-based incentive grants approved by the committee for our NEOs in 2025, based on its annual review of these factors.

The awards are intended to be forward-looking. The actual amount that the named executive realizes will be greater or less than the theoretical grant date amount based on our share price at the time of vesting and Manulife’s financial performance over the next three years.

	2025 equity-based incentives

	Total	=	PSUs (60%)	+	RSUs (40%)

Phil Witherington (US$)	$6,100,000		$3,660,000		$2,440,000

Colin Simpson	$2,500,000		$1,500,000		$1,000,000

Paul Lorentz	$4,000,000		$2,400,000		$1,600,000

Steve Finch (US$)	$2,400,000		$1,440,000		$960,000

Brooks Tingle (US$)	$2,100,000		$1,260,000		$840,000

Roy Gori (US$)[1]	$3,525,000		$2,115,000		$1,410,000

Marc Costantini (US$)[2]	$3,500,000		$2,100,000		$1,400,000

1

The board awarded Roy Gori an equity grant of US$3,525,000 in 2025 in respect of his service as President and CEO through May 8, 2025, and his role as Advisor until August 31, 2025 to ensure his actions continued to align with Manulife’s shareholders’ long-term interests. For more information, see page 49 of our 2025 management information circular.

2	Mr. Costantini forfeited these awards upon his resignation from Manulife on November 30, 2025.

2026 Management information circular	65

How we will calculate the payout for the 2025 performance share units

The performance share units that were granted in March 2025 will vest and pay out based on the formula below.

Beginning with awards that were granted in 2024, performance has been measured relative to the threshold, target and maximum targets set at the beginning of the three-year performance period. The target is tied to the board-approved budgets and consistent with our external guidance.

Number of PSUs Performance share units awarded and received as dividend equivalents during the three-year period

Performance
factor

range: 0 to 2

Book value
per share

(excluding
translation of
foreign operations)

+

After-tax total
CSM per share

•

weighting: 50%

•

threshold: 10% below target

•

maximum: 10% above target

Core return on
equity

•

weighting: 50%

•

threshold: 40%
below target

•

maximum: 40%
above target

Relative TSR
multiplier

range: 0.8 to 1.2

Compared to our
performance
peer group as
measured on the
New York Stock
Exchange (NYSE)

•

Top quartile
= 1.2

•

2nd or 3rd
quartile = linear
interpolation
between 0.8
and 1.2

•

Bottom quartile
= 0.8

Capped at 1.0 if absolute TSR over the performance period is negative

	Share price at the time of vesting Calculated using the average closing price of Manulife common shares on the TSX for the 10 trading days before the day the award vests	PSU payout Subject to a cap described below. 10% delivered in Manulife common shares

The combined effect of the performance factor and the relative TSR multiplier on the PSU payout results in the payout being capped at a maximum of 2.0 times the number of vested PSUs.

The relative TSR multiplier is calculated by comparing the TSR of Manulife common shares traded on the NYSE with the TSR of our performance peer group across the performance period. Performance peers include a group of insurance companies with a global presence, comparable lines of business, and similar exposure to the same macroeconomic conditions as Manulife.

The relative TSR multiplier is based on a three-year performance period and is used as an adjustment to the PSU performance factor rather than as a separate performance condition. This emphasizes conditions that are more directly controllable by management while continuing to have TSR and our share price meaningfully affect the payout value over a three-year period.

The board can modify the calculated result when significant events outside management’s control make awards unreasonable, unrepresentative or inappropriate. The board also believes management should not be penalized for making decisions that are in the long-term best interests of shareholders.

We disclose targets for PSUs at payout when we compare our target performance to actual results. Disclosing this information before the end of the performance period would seriously prejudice Manulife’s interests because it could potentially relay confidential information about our strategy, initiatives and business plan to our competitors or be inappropriately interpreted as earnings guidance.

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How the measures are defined

•

Book value per share (excluding translation of foreign operations): Calculated by dividing total common shareholders’ equity (excluding translation of foreign operations) by the number of common shares outstanding at the end of the period. We exclude translation of foreign operations because it represents currency impacts, which can be volatile and distort results.

•

After-tax total CSM per share: Calculated by taking the after-tax CSM for the company and dividing by the number of common shares outstanding at the end of the period.

•

Core return on equity (core ROE): Calculated as core earnings available to common shareholders as a percentage of the capital deployed to earn the core earnings. Calculated using average common shareholders’ equity. Core ROE is a non-GAAP ratio. For more information, see Non-GAAP and other financial measures on page 106.

•

Relative TSR: TSR is a measure of the performance of common shares held by investors over the performance period. Calculated by combining the price appreciation or depreciation, plus the value of dividends paid to shareholders (assuming dividends are reinvested in additional shares). Relative TSR is calculated by comparing the TSR of Manulife common shares traded on the NYSE with the TSR of our performance peer group over the performance period. To minimize distortions, the 20-day average share price is used for the opening and closing share price in the calculation of TSR for both Manulife and our performance peers.

2025 performance peer group

(unchanged from 2024)

While Manulife’s headquarters is based in Canada, we are a global business. Manulife derives approximately three-quarters of our core earnings from markets outside of Canada and we operate in 25 markets. Our performance peer group is therefore comprised of a group of multi-line, health and life insurance companies selected by the committee that best represent companies that compete with us for customers in North America, Europe, and/or Asia, with comparable lines of business and product offerings, and similar exposure to the same macroeconomic conditions as Manulife.

•

AIA Group Limited

•

Allianz SE

•

Assicurazioni Generali S.p.A.

•

Aviva plc

•

AXA SA

•

Brighthouse Financial

•

Dai-ichi Life

•

MetLife, Inc.

•

Power Corporation of Canada

•

Principal Financial Group Inc.

•

Prudential Financial, Inc.

•

Prudential plc

•

Sun Life Financial Inc.

•

Unum Group

•

Zurich Insurance Group

2026 Management information circular	67

2026 Equity-based incentive grants

The board approved the following equity-based incentive grants in February 2026:

	2025 equity-based incentives					2026 equity-based incentives[1]

	Total	=	PSUs (60%)	+	RSUs (40%)	Total	=	PSUs (60%)	+	RSUs (40%)

Phil Witherington (US$)	$6,100,000		$3,660,000		$2,440,000	$6,100,000		$3,660,000		$2,440,000

Colin Simpson	$2,500,000		$1,500,000		$1,000,000	$3,000,000		$1,800,000		$1,200,000

Paul Lorentz	$4,000,000		$2,400,000		$1,600,000	$4,000,000		$2,400,000		$1,600,000

Steve Finch (US$)	$2,400,000		$1,440,000		$960,000	$2,500,000		$1,500,000		$1,000,000

Brooks Tingle (US$)	$2,100,000		$1,260,000		$840,000	$2,200,000		$1,320,000		$880,000

1	Mr. Gori retired on May 8, 2025 and Mr. Costantini resigned on November 30, 2025. Neither executive received an equity-based incentive for 2026.

The board’s decisions related to equity-based incentive grants are based on anticipated future contributions to Manulife, the competitive position of their total compensation compared to our global compensation peer group (see page 53 for more detail), organizational priorities and key strategic roles, succession planning, and the board’s focus on aligning executive pay with the interests of our shareholders.

The board considered several additional factors when awarding equity-based compensation for 2026:

•	Phil Witherington’s 2026 equity grant is unchanged from his 2025 grant
•

Colin Simpson received an increase in his equity award for 2026 to recognize his performance and continued growth as CFO, to better align his compensation to the external market, and because of the increased scope of his role after assuming leadership of our Global Strategy, Corporate Development, and P&C Reinsurance teams

•

Steve Finch received an increase in his equity award for 2026 to recognize his performance, growth in his second year as President and CEO, Asia, and to better align his compensation to the external market

•

Brooks Tingle received an increase in his equity award for 2026 to reflect his performance, continued growth as the leader of our U.S. segment, and to better align his compensation to the external market.

There were no changes to the performance, vesting or payout conditions for the 2026 PSUs (see page 66 for more information about these conditions).

These awards are forward-looking, and designed to retain, engage and motivate top talent and align the interests of management with those of our stockholders. The actual amount realized by the named executive will be greater or less than the theoretical grant date amount depending on our share price at the time of vesting and Manulife’s financial performance over the next three years.

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Executive Compensation

Payout of the equity-based incentives that were granted in 2023

The restricted share units and performance share units that were granted in 2023 vested on March 7, 2026. The amounts in the table below include reinvested dividends.

	Vesting date	Grant date price	Performance factor	Relative TSR multiplier	Vesting date price	Payout as a % of grant value

2023 RSUs	Mar 7, 2026	$26.97	–	–	$48.41	203%

2023 PSUs	Mar 7, 2026	$26.97	140%	1.2	$48.41	341%

The performance share units granted in 2023 vested and paid out based on the formula below. The awards vested at 168%, based on a 140% performance score multiplied by a modifier of 1.2 for three-year relative TSR. Performance was assessed using goals that were set at the beginning of each of the three years in the performance period, in line with our board-approved business plan. The relative TSR modifier was assessed using Manulife’s TSR performance relative to the performance peer group over the full three-year performance period.

	Number of PSUs Performance share units awarded and received as dividend equivalents during the three-year period		Performance factor 140%	Relative TSR multiplier 1.2		Share price at the time of vesting		PSU payout	As a percentage of original award

Phil Witherington	100,612	x	168%		x	$48.41	=	$8,182,597	341%

Colin Simpson	20,961	x	168%		x	$48.41	=	$1,704,661	341%

Paul Lorentz	95,581	x	168%		x	$48.41	=	$7,773,436	341%

Steve Finch[1]	–		–			–		–	–

Brooks Tingle	51,256	x	168%		x	$48.41	=	$4,168,537	341%

Roy Gori	290,447	x	168%		x	$48.41	=	$23,621,660	341%

1

Mr. Finch did not receive PSUs for his time as Chief Actuary (as described on page 112, compensation for this role is not linked to our business performance to promote unbiased oversight and advice to senior management and the board).

Note: Mr. Costantini forfeited his 2023 PSUs and RSUs upon his resignation from Manulife on November 30, 2025.

How the performance factor was calculated

The performance factor for the 2023 PSUs was determined as an average of performance relative to the threshold, target and maximum targets set at the beginning of each of the three years in the performance period. The targets were tied to the board-approved budgets and consistent with our external guidance.

As reported in our previous management information circulars, we temporarily introduced annual performance targets for PSUs granted from 2021 to 2023, to respond to the uncertainties of moving to the IFRS 17 and IFRS 9 disclosure standards, which affected our ability to set a meaningful, appropriate target three years in advance. We implemented IFRS 17 and IFRS 9 in January 2023, and returned to three-year performance targets beginning with the PSUs granted in 2024. For more information related to our transition to IFRS 17 and IFRS 9, please see page 105.

2026 Management information circular	69

The performance factor for the 2023 PSUs reflected above target performance for adjusted book value per share and core ROE metrics:

Performance criteria and ranges					Results	Score	Weighted score
Book value per share (excluding translation of foreign operations) + After-tax total CSM per share[1] ($) 50%		Threshold (10% below target)	Target	Maximum (10% above target)
	2023	$25.14	$27.93	$30.73	2023 $29.53	157%
	2024	$26.93	$29.92	$32.91	2024 $32.78[1]	196%	80%
	2025	$30.51	$33.90	$37.30	2025 $34.77	125%
	score	0	1.0	2.0		Average 160%

Core return on equity[1] (%) 50%		Threshold (40% below target)	Target	Maximum (40% above target)
	2023	8.1%	13.5%	19.0%	2023 15.9%	143%
	2024	9.3%	15.5%	21.6%	2024 16.4%[1]	115%	60%
	2025	9.7%	16.2%	22.7%	2025 16.5%	104%
	score	0	1.0	2.0		Average 120%

				2023 PSU performance factor			140%

1

For compensation purposes, 2024 core ROE and book value per share (excluding translation of foreign operations) plus after-tax CSM per share reflect the original basis on which performance targets were established and have not been restated for the impact of the Global Minimum Taxes (GMT).

How the relative TSR multiplier was calculated

The relative TSR multiplier is calculated by comparing the TSR of Manulife common shares traded on the NYSE with the TSR of our performance peer group across the performance period. For PSUs granted in 2023, the relative TSR multiplier was calculated based on the following criteria that was approved by the board at the time of grant:

•	Top quartile TSR ranking: 1.2
•	2nd or 3rd quartile TSR ranking: 1.0
•	Bottom quartile TSR ranking: 0.8.

Over the three-year performance period ending December 31, 2025, Manulife ranked in the 90th percentile (top quartile) amongst its performance peer group, resulting in a multiplier of 1.2.

To reduce distortions, we use the 20-day average share price for the opening and closing share price in the calculation of TSR for both Manulife and our performance peers.

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Executive Compensation

Compensation of the named executives

Phil Witherington President and CEO

Mr. Witherington was appointed President and CEO of Manulife and a member of the board of directors on May 9, 2025. He has overall responsibility for Manulife’s strategy, operations, and performance. From July 1, 2023 until his appointment as President and CEO, Mr. Witherington was President and CEO of Manulife Asia, where he was responsible for Manulife’s fast-growing Asia franchise including businesses in Hong Kong and Macau, mainland China, Japan, Singapore, Vietnam, Indonesia, the Philippines, Malaysia, Cambodia, and Myanmar, as well as our International High Net Worth business. Prior to that appointment, Mr. Witherington was Chief Financial Officer at Manulife and before that, Chief Financial Officer of Manulife Asia.

Under Mr. Witherington’s leadership, Manulife had a defining year in 2025, with record core earnings, targeted strategic investments, and the launch of a refreshed strategy. We also took action to strengthen our presence in the world’s largest economies and augment our capabilities to deliver differentiated insurance and investment solutions for our customers.

Amid ongoing economic uncertainty, Manulife delivered core EPS of $4.21, up 8% from 2024 and EPS of $3.07 in 2025, compared to $2.84 in 2024. We delivered 20%+ new business CSM growth across all insurance segments, contributing to double-digit growth in our CSM balance and adding to the foundation supporting our future earnings generation. APE sales and NBV also saw double-digit growth year-over-year of +14% and +18% respectively. Global WAM’s core earnings increased 14% and net income attributable to shareholders on an actual exchange rate basis increased 19%, compared to 2024, primarily driven by an increase in net fee income from higher average AUMA, the effects of acquisitions, and disciplined expense management. Our robust cash generation, as evidenced by $6.4 billion of remittances, enabled us to flexibly deploy capital, returning $5.4 billion to common shareholders in 2025 through dividends and share buybacks, while continuing to support our growth trajectory.

Manulife continued to demonstrate strong long-term share price performance, with 3-year TSR that ranked in the top quartile relative to compensation and performance peers, and above-median 5-year TSR relative to both groups.

We continued to drive a diversified business model that strives to deliver high quality sustainable growth across all segments, including our key growth engines. In Asia, we agreed to establish a 50:50 life insurance joint venture with Mahindra, an existing partner through our asset management joint venture, to enter the Indian insurance market. We also became the first international life insurer to establish an office in the Dubai International Financial Centre dedicated to advising on and arranging life insurance contracts to HNW customers. In Global WAM, we acquired 75% of Comvest, a U.S. private credit manager with $17.5 billion of AUM as at the acquisition date; and entered into an agreement to acquire Schroders Indonesia, which will strengthen our position as the largest asset manager in Indonesia.

Our AI transformation continued to deliver meaningful impact, as we embed AI across our businesses. As of December 31, 2025, we had 91 use cases in production and another 121 in development. In one example, we deployed GenAI sales enablement solutions across nine markets and multiple business lines in all four operating segments, delivering measurable results, accelerating access to information and elevating client interactions. These GenAI-powered solutions empowered agents, advisors and distribution partners with personalized engagement insights, automated email drafting and real-time coaching to drive sales performance. In addition, Evident AI recognized Manulife as the number one life insurer for AI maturity and responsible innovation, reinforcing our commitment to being an AI-powered organization and to deploying AI to improve customer experiences, enhance productivity, and deliver tangible value.

2026 Management information circular	71

The information below describes Manulife’s financial and operating results and other factors that went into determining Mr. Witherington’s compensation for 2025.

2025 FINANCIAL AND OPERATING RESULTS

•

Core earnings were $7.5 billion, an increase of 3% on a constant exchange rate basis from 2024, reflecting strong business performance in Global WAM, Asia and Canada, as well as the net impact of the 2025 updates to actuarial methods and assumptions, partially offset by unfavourable life insurance claims experience in the U.S. compared with favourable experience in the prior year, and lower investment spreads

•	Net income attributed to shareholders was $5.6 billion in 2025, an increase of 3% from the prior year on an actual exchange rate basis
•	Core EPS was $4.21 and EPS was $3.07 in 2025, compared with core EPS of $3.85 and EPS of $2.84 in 2024
•	Core ROE was 16.5% in 2025 and ROE was 12.0% in 2025, compared with core ROE of 16.2% and ROE of 12.0% in 2024
•	3-year TSR was 137.9%, which ranks Manulife in the top quartile relative to our compensation and performance peer groups

PROGRESS AGAINST MANULIFE’S STRATEGIC PRIORITIES AND SUSTAINABILITY STRATEGY

Our winning team and culture were demonstrated through a strong foundation of employee engagement and performance:

•

We achieved top quartile employee engagement on Gallup’s financial and insurance industry benchmark for the sixth consecutive year and were awarded the 2025 Gallup Exceptional Workplace Award for the third year in a row

•

Our focus on talent, culture and employee experience led to our recognition by Forbes as one of the World’s Best Employers list for the sixth consecutive year, one of the World’s Top Companies for Women, and inclusion on their list of the World’s Best Life Insurance Companies

We continued to drive a diversified global business model, that strives to deliver high quality sustainable growth across all segments:

•	We delivered strong new business performance with double-digit year-over-year growth in APE sales (+14%), new business CSM (+28%), and NBV (+18%)
•

In Asia, agreed to establish a 50:50 life insurance joint venture with Mahindra, an existing partner through our asset management joint venture, to enter the Indian insurance market. This partnership will expand our global footprint and position us to grow across one of the world’s largest economies

•	In Global WAM we acquired 75% of Comvest, a U.S. private credit manager with $17.5 billion of AUM as at the acquisition date
•	Entered into an agreement to acquire Schroders Indonesia, which will strengthen our position as the largest asset manager in Indonesia
•

In addition, we became the first international life insurer to establish an office in the Dubai International Financial Centre dedicated to advising on and arranging life insurance contracts to HNW customers. This strategic move deepens our presence in the Middle East and enhances our ability to address the growing wealth and protection needs of HNW and ultra-HNW individuals in the region

We continued to be a digital, customer leader, with our AI transformation delivering a meaningful impact, as we embed AI across our businesses. As of December 31, 2025, we had 91 use cases in production and another 121 in development:

•	Manulife was ranked first among life insurers and top five overall in the inaugural Evident AI Insurance Index, underscoring our leadership in AI maturity and responsible innovation
•

We deployed GenAI sales enablement solutions across nine markets and multiple business lines in all four operating segments, delivering measurable results, accelerating information access and elevating client interactions

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Executive Compensation

•

In Asia, launched advanced AI-enabled agency tools across the region to enhance sales support and improve customer experience. In Indonesia, Singapore and Japan, we rolled out AI assistants to provide faster access to product and policy information and streamline administrative tasks. In Hong Kong, we launched AI Sales Pro, a GenAI-powered tool that helps agents identify top sales opportunities, craft personalized customer solutions, and access critical know-how to drive business performance

•

In Global WAM, we incorporated a suite of AI-powered research tools to enhance investment analysis for our public markets investment research teams. By integrating internal and external data in actionable insights, we streamline our research process, accelerate decision-making, and empower our investment professionals to focus on driving value for our clients

•

In Canada, we introduced an innovative GenAI tool in our Individual Insurance business that automatically generates personalized communications to advisors by analyzing historical data and identifying available opportunities. This tool enables our internal sales team to deliver timely, relevant, and actionable messages to drive meaningful interactions and enhance collaboration with advisors

•

In the U.S., we partnered with Munich Re Life US to enhance underwriting efficiency through alitheia, its AI-driven risk assessment platform, raising instant underwriting decision eligibility from US$3 million to US$5 million, enabling more customers to experience a streamlined life insurance application process

In addition to the progress made against our refreshed strategic priorities in 2025, we achieved or made solid progress against key medium-term financial targets:

•	We have achieved our 2025 target on core earnings contribution from highest potential businesses, which represent 75% of core earnings, up from 68% in 2024
•	Achieved an expense efficiency ratio of 44.8%, in line with 2024, and our medium-term target of less than 45%
•

Delivered remittances of $6.4 billion in 2025, compared with $7.0 billion in 2024, and cumulative remittances of $13.4 billion in the last two years, continuing our solid progress on our target of $22 billion+ in cumulative remittances for 2024 to 2027

We also made continued progress against our sustainability priorities in 2025:

•	We achieved a top decile ranking in Standard & Poor’s Corporate Sustainability Assessment rating
•	We were recognized for the first time in the TIME World’s Best Companies (2025) list, which focused on three key dimensions: employee satisfaction, revenue growth and sustainability transparency
•	We were upgraded by MSCI from AA to AAA in its ESG rating, the highest possible rating, recognizing our strong governance and proactive management of sustainability-related risks

TOTAL DIRECT COMPENSATION

On May 9, 2025, Phil Witherington assumed the role of President and CEO of Manulife, succeeding Roy Gori, who retired on May 8, 2025 and served as an Advisor through August 31, 2025.

Mr. Witherington’s 2025 target total direct compensation was set by the board at US$9,700,000, composed of a base salary of US$1,200,000, a target annual incentive of 200% of base salary (US$2,400,000) and an equity-based incentive award of US$6,100,000.

In setting his compensation target, the board considered the global scope and complexity of the President and CEO role, Manulife’s international footprint, and market practices among companies in our compensation peer group, which includes a mix of Canadian and global organizations that we compete with for executive talent (see page 53). The board also considered internal pay relationships among senior executives at Manulife.

2026 Management information circular	73

The management resources and compensation committee received advice and additional research and analysis from its independent advisor when developing Mr. Witherington’s compensation package. The board believes that Mr. Witherington’s target compensation should be appropriately aligned against a global peer group, that it should reflect his performance and responsibilities, and that the pay mix should emphasize the focus on Manulife’s long-term performance and alignment with the shareholder experience.

Consistent with Manulife’s pay-for-performance approach, a majority of his compensation is variable (or at risk) with a significant portion tied to share price performance, and reflects the board’s focus on aligning executive pay with the interests of our shareholders. See page 49 for more information related to Manulife’s approach to executive compensation.

When setting Mr. Witherington’s target compensation for 2026, the board considered his performance, tenure and the positioning of his target compensation relative to the compensation peer group. Based on this review, the board did not make any changes to Mr. Witherington’s base salary, annual incentive target, or equity grant for 2026 relative to 2025.

The table below shows the total direct compensation the board approved for Mr. Witherington for 2025 based on the recommendation of the committee.

(US$)	2024	2025[2]	2026

Base salary	$775,000	$1,050,959	$1,200,000

Annual incentive[1]	$1,897,000	$3,126,733	$2,400,000 (target)
Equity-based incentives[1]
• PSUs	$1,950,000	$3,660,000	$3,660,000
• RSUs	$1,300,000	$2,440,000	$2,440,000

Total direct compensation	$5,922,000	$10,277,692	$9,700,000
1	Timing of awards: the 2025 column includes the annual incentive awarded for 2025 that was paid in February 2026 and the equity-based incentives granted in March 2025.
2

Compensation information in this column reflects: Mr. Witherington’s pro-rated salary for his time as President and CEO, Asia between January 1 and May 8, 2025 and President and CEO of Manulife between May 9 and December 31, 2025; his annual incentive paid in February 2026; and his equity awards granted in March 2025.

Please see to page 56 for details about the 2025 annual incentive award, page 65 for details about the 2025 equity grants, and page 68 for details about the 2026 equity grants for the named executives.

2025 ACTUAL COMPENSATION MIX

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Executive Compensation

PAY FOR PERFORMANCE

To ensure the effectiveness of our executive compensation program and its alignment to our core principle of paying for performance, we analyze it from a variety of perspectives. See the executive summary on page 48, for a comparison of what the CEO has earned over the past five years to the value earned by shareholders over the same period.

The graph below compares Manulife’s TSR to the performance of the S&P/TSX Composite Financials Index and to the median of our performance peer group. It also shows the CEO’s realized and realizable pay over the same period and how it aligns with our share price. The graph shows that when TSR has been lower, CEO pay has decreased, and when TSR has been higher, the CEO’s pay has increased. This link is the direct result of awarding a significant portion of CEO pay in equity-based incentives.

(CA$)	R. Gori	R. Gori	R. Gori	R. Gori	R. Gori	P. Witherington
	2021	2022	2023	2024	2025	2025
Manulife TSR (on the TSX)	11.6%	5.9%	28.3%	57.5%	17.7%	17.7%
Median of our performance peer group	37.3%	6.2%	6.3%	26.3%	27.7%	27.7%
S&P/TSX Composite Financials Index	36.5%	(9.4%)	13.9%	30.1%	35.3%	35.3%
Realized and realizable pay for the CEO[1]	$18.2M	$16.0M	$38.9M	$85.3M	$3.1M	$13.1M
Compensation received as cash (realized pay) for the CEO	$10.8M	$11.5M	$13.3M	$23.8M	$34.0M	$6.2M
Change in outstanding equity value year-over-year (change in realizable pay) for the CEO	$7.4M	$4.5M	$25.6M	$61.5M	$(30.9)M	$6.9M

1

Equity is valued based on the closing prices of Manulife common shares on the TSX as at December 31 for each year through 2024. For 2025, equity is valued as at the applicable measurement dates reflecting the CEO transition during the year (see 2025 transition year on the next page for more details).

Realized and realizable pay

•	cash compensation paid for a given year, including base salary, annual incentive (earned for the year shown but paid the following year)
•

payouts of restricted share units and performance share units upon vesting and gains realized from exercising stock options, and the change in value of outstanding equity awards, stock options, deferred share units and shares held in escrow over the applicable measurement period, based on our share price on the TSX as at each of those dates

2026 Management information circular	75

2025 transition year

•	for the chart above, realized and realizable pay in 2025 is allocated based on the President and CEO transition on May 9, 2025
•

the bar for Mr. Gori in 2025 includes compensation paid or realized through May 8, 2025, as well as the change in value of his outstanding equity awards, including stock options, deferred share units and shares held in escrow between December 31, 2024 and May 8, 2025

•

the bar for Mr. Witherington includes compensation paid or realized on or after May 9, 2025, gains realized from exercising stock options after May 8, 2025, and the change in outstanding equity value between May 9, 2025 and December 31, 2025

Total shareholder return

TSR is the change in value of an investment between January 1 and December 31 of a given year, assuming dividends are reinvested. For Manulife, TSR reflects the value of our common shares on the TSX.

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Executive Compensation

Colin Simpson Chief Financial Officer

As Manulife’s CFO, Mr. Simpson is responsible for managing Manulife’s financial affairs, including financial accounting and reporting; planning and analysis; taxation; investor relations; treasury; capital management and financial regulation. In 2025, Mr. Simpson expanded his responsibility by assuming leadership of our Global Strategy, Corporate Development, and P&C Reinsurance teams. He is a member of Manulife’s executive leadership team.

In his third year as CFO, Mr. Simpson helped Manulife deliver strong financial performance while demonstrating prudent risk-taking, disciplined execution, and financial stewardship, which promote stable and growing profits. He played a critical role in the acquisition of a 75% stake in Comvest , the announced agreement to acquire Schroders Indonesia, as well as the agreement to establish a joint venture with Mahindra to enter the Indian insurance market.

The information below describes financial and operating results and other factors that went into determining his compensation for 2025.

2025 PERFORMANCE HIGHLIGHTS:

•

Core earnings were $7.5 billion, an increase of 3% on a constant exchange rate basis from 2024, reflecting strong business performance in Global WAM, Asia and Canada, as well as the net impact of the 2025 updates to actuarial methods and assumptions, partially offset by unfavourable life insurance claims experience in the U.S. compared with favourable experience in the prior year, and lower investment spreads

•	Net income attributed to shareholders was $5.6 billion in 2025, an increase of 3% from the prior year on an actual exchange rate basis
•	Core EPS and EPS were $4.21 and $3.07 in 2025, compared with $3.85 and $2.84 in 2024
•	Core ROE was 16.5% and ROE was 12.0% in 2025, compared with core ROE of 16.2% and ROE of 12.0% in 2024
•	3-year TSR was 137.9%, which ranks Manulife in the top quartile relative to our compensation and performance peer groups
•	Delivered remittances of $6.4 billion in 2025, which enabled a return of $5.4 billion in capital to common shareholders through share buybacks and dividends
•	Key contributor in the introduction of our refreshed enterprise strategy, which is anchored in an ambition to be the number one choice for customers
•	Continued to proactively manage cost with an expense efficiency ratio of 44.8%, in line with 2024 and meeting our medium-term target of less than 45%
•	Manulife’s Finance function was ranked in the top quartile (94th percentile) among global financial services and insurance companies on our 2025 engagement survey

2026 Management information circular	77

TOTAL DIRECT COMPENSATION

The table below shows the total direct compensation the board approved for Mr. Simpson for 2025, and his base salary and equity-based incentives for 2026, based on the recommendation of the CEO and the committee.

For 2026, the board approved increases to Mr. Simpson’s target compensation to reflect his strong performance and continued growth as CFO, the expanded scope of his role, including responsibility for the Global Strategy, Corporate Development, and P&C Reinsurance teams, as well as a review of his compensation relative to chief financial officers at peer companies.

Specifically, Mr. Simpson’s base salary increased from $850,000 to $900,000, his annual incentive target increased from 135% to 150% of base salary, and his target equity-based incentives increased from $2,500,000 to $3,000,000.

Please see page 56 for details about the 2025 annual incentive award, page 65 for details about the 2025 equity grants, and page 68 for details about the 2026 equity grants.

	2024	2025	2026

Base salary	$800,000	$850,000	$900,000

Annual incentive[1]	$1,616,000	$1,570,354	$1,350,000 (target)
Equity-based incentives[1]
• PSUs	$1,440,000	$1,500,000	$1,800,000
• RSUs	$960,000	$1,000,000	$1,200,000

Total direct compensation	$4,816,000	$4,920,354	$5,250,000

1	Timing of awards: the 2025 column includes the annual incentive awarded for 2025 that was paid in February 2026 and the equity-based incentives granted in March 2025.

2025 ACTUAL COMPENSATION MIX

78	Manulife Financial Corporation

Executive Compensation

Paul Lorentz President and CEO, Global Wealth and Asset Management

Mr. Lorentz is responsible for all aspects of the company’s Global WAM business, delivering solutions for investors through retirement, retail and institutional channels. He also has direct oversight of the investment teams across both public and private market capabilities. He is accountable for delivering leading solutions for investors while ensuring we leverage our global scale and diversified business to meet the evolving demands of the market. He is a member of Manulife’s executive leadership team.

Under Mr. Lorentz’s leadership, Manulife’s Global WAM segment delivered a solid year and key wins with the strategic acquisition of Comvest and the announcement of the acquisition of Schroders Indonesia, as well as double-digit growth in net income attributable to shareholders on an actual exchange rate basis, and core earnings of 19% and 14% respectively over 2024. These results were achieved while demonstrating disciplined expense management, and making progress in digital/AI acceleration and customer centricity.

The information below describes the Global WAM segment financial and operating results and other factors that went into determining his compensation for 2025.

2025 PERFORMANCE HIGHLIGHTS

•

Delivered strong financial performance, with Global WAM’s core earnings increasing by 14% and net income attributable to shareholders on an actual exchange rate basis increasing by 19%, compared with 2024, primarily driven by an increase in net fee income from higher average AUMA, the effects of acquisitions, and disciplined expense management

•	AUMA for the wealth and asset management businesses were $1,107 billion[1], an increase of 11% compared with December 31, 2024
•

Acquired 75% of Comvest, a U.S. private credit manager with $17.5 billion of AUM as at the acquisition date. The acquisition will enhance our private credit capabilities and create a comprehensive platform by aligning Comvest with Manulife’s existing senior credit team

•	Entered into an agreement to acquire Schroders Indonesia, which will strengthen our local investment capabilities and enhance our position as the largest asset manager in Indonesia
•

Successfully closed the Manulife Infrastructure Fund III, L.P., raising over US$5.5 billion from investors. This milestone reflects the continued strength of our North American mid-market infrastructure capabilities and our commitment to meeting investor needs for alternative solutions through strategic expansion of our product offerings

•	Entered a strategic partnership with Bank of China (Hong Kong) to launch our flagship Global Multi-Asset Diversified Income Fund to customers in Hong Kong and Malaysia
•

Advanced our digital-first approach by expanding U.S. retirement plan offerings with FutureStep™ and FutureChoice™, two fully digital solutions that enhance our capabilities and market presence, and by launching an AI-powered sales enablement solution in U.S. Retirement that delivers real-time insights and personalized content, tripling sales opportunities and reducing time spent on information searches by over 50% compared with 2024

•	Global WAM was ranked in the top quartile (90th percentile) among global financial services and insurance companies on our 2025 engagement survey

1  AUMA is a non-GAAP financial measure, and percentage change in AUMA is stated on a constant exchange rate basis is a non-GAAP ratio. See Non-GAAP and other financial measures on page 106 for more information.

2026 Management information circular	79

TOTAL DIRECT COMPENSATION

The table below shows the total direct compensation the board approved for Mr. Lorentz for 2025 and his base salary and equity-based incentives for 2026, based on the recommendation of the CEO and the committee.

Please see page 56 for details about the 2025 annual incentive award, page 65 for details about the 2025 equity grants, and page 68 for details about the 2026 equity grants.

	2024	2025	2026

Base salary	$870,000	$900,000	$900,000

Annual incentive[1]	$2,721,000	$2,463,300	$1,800,000 (target)

Equity-based incentives[1]
• PSUs	$2,280,000	$2,400,000	$2,400,000
• RSUs	$1,520,000	$1,600,000	$1,600,000

Total direct compensation	$7,391,000	$7,363,300	$6,700,000

1 Timing of awards: the 2025 column includes the annual incentive awarded for 2025 that was paid in February 2026 and the equity-based incentives granted in March 2025

2025 ACTUAL COMPENSATION MIX

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Executive Compensation

Steve Finch President and CEO, Asia

Mr. Finch is the President and Chief Executive Officer of Manulife Asia, overseeing operations throughout Manulife’s Asia franchise, which includes Hong Kong and Macau, mainland China, Japan, Singapore, Vietnam, Indonesia, the Philippines, Malaysia, Cambodia, Myanmar and the International High Net Worth business. He served as Manulife’s Chief Actuary up to May 2025, overseeing Actuarial, Risk and Life Reinsurance functions globally, before taking on his current role. He has been with Manulife for over 30 years and has been a member of the executive leadership team since 2016.

Mr. Finch delivered a smooth transition into the role of President and CEO, Asia, and quickly established credibility, trust and momentum across the region. In a complex, highly regulated, and growth-oriented set of markets, he delivered solid commercial results, reinforced disciplined risk management, and aligned leaders around a clear strategic direction. Under his leadership, Asia Segment delivered double-digit year-over-year growth in APE sales (18%), NBV (20%), and new business CSM (27%) while demonstrating disciplined execution.

The information below describes the Asia segment financial and operating results and other factors that went into determining his compensation for 2025.

2025 PERFORMANCE HIGHLIGHTS

•

Achieved 24% growth in Asia segment reported net income attributed to shareholders to US$2.1 billion, and 18% increase in core earnings to US$2.1 billion in 2025, reflecting continued business growth, the net impact of 2025 updates to actuarial methods and assumptions and favourable insurance experience

•	Delivered double-digit year-over-year growth in the key growth metrics of our insurance business in our Asia market: APE sales (18%), NBV (20%) and new business CSM (27%)
•	Renewed our bancassurance partnership in the Philippines with China Banking Corporation, extending our exclusive partnership for another 15 years
•

Agreed to establish a 50:50 life insurance joint venture with Mahindra, an existing partner through our asset management joint venture, to enter the Indian insurance market. This partnership will expand our global footprint and position us to grow across one of the world’s largest economies, delivering long-term value

•	Became the first international life insurer to establish an office in the Dubai International Financial Centre dedicated to advising on and arranging life insurance contracts to HNW customers
•

Launched advanced AI-enabled agency tools across Asia to enhance sales support and improve customer experience. In Indonesia, Singapore and Japan, we rolled out AI assistants to provide faster access to product and policy information and streamline administrative tasks. In Hong Kong, we launched AI Sales Pro – a GenAI-powered tool that helps agents identify top sales opportunities, craft personalized customer solutions, and access critical know-how to drive business performance

•	Rolled out VOICE in Singapore and Japan, a multi-signal dashboard that includes call trend analysis, net sentiment scores, topic trends and deep dive insights from call center transcripts
•	Launched the enhanced ManulifeMOVE, our flagship lifestyle program, with initial rollout in Singapore in September, followed by the Philippines in October
•	Hosted Asia’s inaugural Manulife Longevity Symposium, reinforcing our commitment to advancing Asia’s longevity movement
•	Asia segment was ranked in the top quartile (93rd percentile) among global financial services and insurance companies on our 2025 engagement survey

2026 Management information circular	81

TOTAL DIRECT COMPENSATION

The table below shows the total direct compensation the board approved for Mr. Finch for 2025, and his base salary and equity-based incentives for 2026, based on the recommendation of the CEO and the committee.

Please see page 56 for details about the 2025 annual incentive award, page 65 for details about the 2025 equity grants, and page 68 for details about the 2026 equity grants.

(US$)	2025	2026

Base salary	$700,000	$700,000

Annual incentive[1,2]	$1,356,466	$1,050,000 (target)

Equity-based incentives[1]
• PSUs	$1,440,000	$1,500,000
• RSUs	$960,000	$1,000,000

Total direct compensation	$4,456,466	$4,250,000

1  Timing of awards: the 2025 column includes an annual incentive awarded for 2025 and paid in February 2026, and the equity-based incentives granted in March 2025.

2  Mr. Finch’s company performance score for his annual incentive award in 2025 is pro-rated between a score of 100% for his time as Chief Actuary (as described on page 112, compensation for this role is not linked to our business performance to promote unbiased oversight and advice to senior management and the board), and the company score of 119% for his time as President and Chief Executive Officer of Manulife Asia beginning on May 9, 2025.

2025 ACTUAL COMPENSATION MIX

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Brooks Tingle President and CEO, John Hancock

Mr. Tingle is President and Chief Executive Officer of John Hancock, the U.S. segment of Manulife Financial Corporation. He also is a member of Manulife’s executive leadership team and serves as President and Chairman of the boards for John Hancock’s insurance companies, including John Hancock Life Insurance Company (U.S.A.) and John Hancock Life Insurance Company of New York. John Hancock is one of the largest life insurers in the United States, supporting its customers with a broad range of financial products, including life insurance and annuities. Before taking on his current role in 2023, Mr. Tingle served as President and CEO of John Hancock Insurance.

Mr. Tingle delivered a high-impact year for John Hancock marked by growth in APE sales (24%), NBV (22%) and new business CSM (42%) over 2024, continued strengthening of the segment’s brand, and significant advancements in behavioural insurance leadership in the U.S. market. He has reshaped the ambition and strategic trajectory of the U.S. segment, energizing the organization around growth, customer centricity, and innovation.

The information below describes the U.S. segment financial and operating results and other factors that went into determining his compensation for 2025.

2025 PERFORMANCE HIGHLIGHTS

•	Delivered strong growth across new business metrics with APE sales growth of 24%, NBV growth of 22%, and new business CSM of 42% year-over-year
•

Continued to advance behavioural insurance leadership in the U.S. market and elevate differentiated behavioural value proposition as part of a longstanding commitment to helping more people live longer, healthier, better lives

•

Partnered with Munich Re Life US to enhance underwriting efficiency through alitheia, its AI-driven risk assessment platform, raising instant underwriting decision eligibility from US$3 million to US$5 million and enabling more customers to experience a streamlined life insurance application process

•

Announced the inaugural Longevity Preparedness Index in partnership with MIT AgeLab – innovative research that is engaging more Americans on what it truly means to prepare for a longer life lived well and also informing the business with longevity data

•

Launched new GenAI functionalities, including in long-term care (LTC) to enhance automated claims processing to strengthen the value of the LTC business and provide insights for future innovations, as well as in underwriting with Quick Quote, one of the industry’s first AI-powered preliminary risk assessment tools

•

Enhanced our distribution footprint by expanding our wholesaling team, pursuing more targeted growth strategies and accelerating our penetration within the U.S. high-net-worth and mass affluent markets

•

Empowered eligible John Hancock Vitality members with early detection technology and resources to proactively manage their health, including annual and recurring access to GRAIL’s Galleri® multi-cancer early detection test, access to Function Health’s technology and health screening tools, and access to continuous glucose monitoring technology and dietitian support

•

Named to Fortune’s 2025 Change the World list, among 50 companies driving a positive impact through their core business strategies. The only life insurer on the 11th annual list, recognized for the industry-leading John Hancock Vitality Program which rewards customers for the everyday steps they take to lead a longer, healthier, better life

•	John Hancock was ranked in the top quartile (92nd percentile) among global financial services and insurance companies on our 2025 engagement survey

2026 Management information circular	83

TOTAL DIRECT COMPENSATION

The table below shows the total direct compensation the board approved for Mr. Tingle for 2025, and his base salary and equity-based incentives for 2026, based on the recommendation of the CEO and the committee.

Please see page 56 for details about the 2025 annual incentive award, page 65 for details about the 2025 equity grants, and page 68 for details about the 2026 equity grants.

(US$)	2024	2025	2026

Base salary	$685,000	$700,000	$700,000

Annual incentive[1]	$1,607,000	$1,374,450	$1,050,000 (target)

Equity-based incentives[1]
• PSUs	$1,050,000	$1,260,000	$1,320,000
• RSUs	$700,000	$840,000	$880,000

Total direct compensation	$4,042,000	$4,174,450	$3,950,000

1 Timing of awards: the 2025 column includes an annual incentive awarded for 2025 and paid in February 2026, and the equity-based incentives granted in March 2025.

2025 ACTUAL COMPENSATION MIX

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Share performance

The graph below compares the cumulative value of $100 invested in Manulife common shares for a five-year period beginning on December 31, 2020 with the value of $100 invested in each of two major market indices and an “index” of our performance peers for the same period assuming dividends were reinvested.

Manulife’s share price performance compared to peers and other relevant indices is one lens the board reviews when establishing executive pay levels.

Year ended December 31	2020	2021	2022	2023	2024	2025

Manulife	$100.00	$111.60	$118.14	$151.62	$238.79	$281.09

S&P/TSX Composite Index	$100.00	$125.09	$117.78	$131.62	$160.12	$210.85

S&P/TSX Composite Financials Index	$100.00	$136.50	$123.70	$140.88	$183.28	$248.00

Performance Peer Group Index[1]	$100.00	$137.35	$145.90	$155.05	$193.87	$247.59

1  Annual return is the value of a $100 investment on December 31, 2020 over a five-year period assuming investment had achieved the median shareholder return of our performance peer group each year (see page 67 for a listing of these peers).

2026 Management information circular	85

Cost of management ratio

The table below shows that total compensation for Manulife’s named executives in 2025 was 1.0% of net income attributable to shareholders.

The table provides total compensation awarded to our named executives, as reported in the summary compensation table in each of the previous five years. There were seven named executives in 2025.

An additional column has been added showing the cost of management ratio for 2022 using transitional rather than reported net income. This value is materially different than what was disclosed in the 2023 management information circular due to the implementation of the new accounting standards, IFRS 17 and IFRS 9. For more information about the impact the transition to IFRS 17 and IFRS 9 had on our financial results, please see page 105 or page 44-45 of our 2024 management information circular.

			Reported under IFRS 17 and IFRS 9
	2021	2022	2022 Transitional[1]	2023	2024	2025

Total compensation reported for the named executives ($ thousands)	$41,839	$41,647	$41,647	$51,165	$49,774	$56,050

Net income attributed to shareholders ($ millions)	$7,105	$7,294	$3,498	$5,103	$5,385	$5,572

Cost of management ratio	0.6%	0.6%	1.2%	1.0%	0.9%	1.0%

1 Transitional net income attributed to shareholders is a non-GAAP financial measure. See Non-GAAP and other financial measures on page 106 for more information.

Cost of management ratio

Total compensation paid to the named executives divided by net income attributed to shareholders, expressed as a percentage

Named executives each year

2025: Phil Witherington, Colin Simpson, Paul Lorentz, Steve Finch, Brooks Tingle, Roy Gori, Marc Costantini

2024: Roy Gori, Colin Simpson, Phil Witherington, Paul Lorentz, Marc Costantini

2023: Roy Gori, Colin Simpson, Phil Witherington, Paul Lorentz, Scott Hartz, Marc Costantini

2022: Roy Gori, Phil Witherington, Marc Costantini, Marianne Harrison, Scott Hartz

2021: Roy Gori, Phil Witherington, Marianne Harrison, Anil Wadhwani, Scott Hartz

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Executive Compensation

Executive compensation details

Summary compensation table

The table below shows the total compensation awarded to each named executive for our last three fiscal years. We set compensation for some of the named executives in U.S. dollars, and have converted the amounts below to Canadian dollars consistent with our financial statements. Exchange rates used vary by compensation element and by year as shown on the following page. Variations in total compensation between years reflect incentive outcomes, changes in individual roles and responsibilities, and the impact of currency translation.

For each named executive, the 2025 row reflects the annual incentive paid in February 2026 and equity-based incentive awards granted in March 2025. Please see the named executive profiles starting on page 71 for a discussion of their 2025 total direct compensation.

Non-equity incentive compensation
	Year	Salary	Share-based awards	Option- based awards	Annual Incentive	Pension value	All other compensation		Total compensation
Phil Witherington President and CEO (effective May 9, 2025)	2025 2024 2023	$1,495,513 $1,057,388 $987,603	$8,763,870 $4,398,225 $4,000,000	$0 $0 $0	$4,276,745 $2,692,412 $2,133,140	$183,300 $98,400 $243,900	$752,825 $915,428 $431,210	[1]	$15,472,253 $9,161,853 $7,795,853
Colin Simpson[2] Chief Financial Officer (effective July 1, 2023)	2025 2024 2023	$841,667 $800,000 $703,000	$2,500,000 $2,400,000 $1,000,000	$0 $0 $0	$1,570,354 $1,616,000 $1,076,000	$234,200 $175,900 $59,100	$4,010 $3,891 $1,681,956		$5,150,231 $4,995,791 $4,520,056
Paul Lorentz President and CEO, Global Wealth and Asset Management	2025 2024 2023	$895,000 $866,667 $850,000	$4,000,000 $3,800,000 $3,800,000	$0 $0 $0	$2,463,300 $2,721,000 $2,281,000	$349,800 $303,300 $267,400	$3,779 $3,555 $1,935		$7,711,879 $7,694,522 $7,200,335
Steve Finch President and CEO, Asia	2025 2024 2023	$978,126 $837,791 $797,444	$3,448,080 $2,165,280 $2,037,767	$0 $0 $0	$1,855,374 $1,701,741 $1,470,758	$219,400 $193,400 $182,300	$291,257 $0 $0		$6,792,237 $4,898,212 $4,488,269
Brooks Tingle President and CEO, John Hancock	2025 2024 2023	$1,012,174 $932,518 $873,228	$3,017,070 $2,368,275 $2,037,767	$0 $0 $0	$1,879,973 $2,280,815 $1,720,841	$268,400 $222,000 $147,100	$0 $0 $0		$6,177,617 $5,803,608 $4,778,936
Roy Gori[3] Former President and CEO (retired effective May 8, 2025)	2025 2024 2023	$688,480 $1,785,197 $1,728,123	$5,064,368 $11,503,050 $11,547,344	$0 $0 $0	$1,484,089 $6,022,374 $5,145,492	$1,007,200 $1,015,300 $823,400	$147,357 $138,531 $138,256		$8,391,494 $20,464,452 $19,382,615
Marc Costantini[4] Former Global Head of Strategy and Inforce Management (resigned effective November 30, 2025)	2025 2024 2023	$1,017,415 $1,013,652 $994,196	$5,028,450 $3,383,250 $2,513,245	$0 $0 $0	$0 $2,784,667 $2,306,171	$308,600 $275,900 $200,900	$0 $0 $0		$6,354,465 $7,457,469 $6,014,512

1

While on assignment in Hong Kong as President and CEO, Asia, Mr. Witherington was entitled to a housing allowance, relocation allowance, children’s education reimbursement, club membership fees and car and driver. As President and CEO, Manulife, he is no longer entitled to these perquisites, but is entitled to a flexible spending allowance. Please see All other compensation below for further details and amounts pertaining to these perquisites.

2

Mr. Simpson joined Manulife on November 1, 2022. He was Chief Financial Officer, U.S. segment and General Account, until June 30, 2023, when he was promoted to Manulife’s Chief Financial Officer. His All other compensation amount for 2023 includes a one-time payment of $1,680,000 to replace compensation forfeited from his previous employer.

3	In 2025, Mr. Gori received a pro-rated annual incentive and equity award in respect of his service as CEO up to his retirement on May 8, 2025.
4	Mr. Costantini received an equity grant with a grant-date fair value of US$3.5 million in March 2025, which he forfeited upon his resignation from Manulife effective November 30, 2025.

2026 Management information circular	87

88	Manulife Financial Corporation

Base salary

Mr. Witherington’s salary was set and paid in Canadian dollars from January 1, 2023 until June 30, 2023. From July 1, 2023 to May 8, 2025, his salary was paid in Hong Kong dollars. As of May 9, 2025, his salary was set in U.S. dollars, but paid semi-monthly in Canadian dollars using the Bank of Canada closing exchange rate.

Mr. Simpson’s and Mr. Lorentz’s salaries are set and paid in Canadian dollars. Mr. Gori’s salary was set in U.S. dollars but paid semi-monthly in Canadian dollars using the Bank of Canada closing exchange rate. Mr. Finch, Mr. Tingle, and Mr. Costantini’s salaries were set and paid in U.S. dollars.

For executives who are paid in U.S. dollars and Hong Kong dollars, we used the average annual exchange rates outlined in the table below to convert to Canadian dollars.

	Exchange rate for U.S. dollars	Exchange rate for Hong Kong dollars
2025 2024 2023	US$1.00 = $1.3974 US$1.00 = $1.3698 US$1.00 = $1.3494	HK$1.00 = $0.1793 HK$1.00 = $0.1755 HK$1.00 = $0.1724

Supplementary table:

total compensation in U.S. dollars

This table shows total compensation for the named executives in U.S. dollars for convenience. Amounts paid in Canadian dollars and Hong Kong dollars were converted to U.S. dollars consistent with our financial statements.

Phil Witherington	2025 2024 2023	$10,966,849 $6,659,057 $5,754,587
Colin Simpson	2025 2024 2023	$3,660,962 $3,627,312 $3,343,292
Paul Lorentz	2025 2024 2023	$5,478,581 $5,581,803 $5,314,065
Steve Finch	2025 2024 2023	$4,821,861 $3,551,816 $3,314,062
Brooks Tingle	2025 2024 2023	$4,390,848 $4,199,869 $3,529,123
Roy Gori	2025 2024 2023	$5,928,924 $14,888,789 $14,299,715
Marc Costantini	2025 2024 2023	$4,448,916 $5,403,416 $4,441,650

Share-based awards

The grant date fair value of performance share units,
restricted share units, and deferred share units awarded
to the named executives.

The grant price is the average closing price for the
10 trading days before the grant date.

	Grant date	Share price	Exchange rate for awards in U.S. dollars
2025	March 10	$43.44	US$1.00 = $1.4367
2024	March 5	$32.57	US$1.00 = $1.3533
2023	March 7	$26.97	US$1.00 = $1.3585

Option-based awards

We have not awarded stock options since 2020.

Annual incentive

Paid in the year following the fiscal year in which the award was earned. The
U.S. dollar amounts were converted to Canadian dollars using the exchange rates that applied on the previous pay dates.

Pension value

Exchange rate for awards in U.S. dollars
2025 2024 2023	US$1.00 = $1.3678 US$1.00 = $1.4193 US$1.00 = $1.3518

The sum of the amounts under compensatory change for each named executive in the pension tables on pages 95 and 96.

Executive Compensation

All other compensation

Amounts paid in U.S dollars were converted to Canadian dollars consistent with our financial statements.

Mr. Witherington’s amount includes:

•

2025: as President and CEO, Manulife Asia while on assignment in Hong Kong (up to May 8, 2025): a HK$1,383,871 housing allowance, HK$200,000 relocation allowance, HK$520,801 for children’s education, HK$57,582 for club membership fees, and HK$438,765 for expenses related to his personal driver; as President and CEO, Manulife (beginning on May 9, 2025): $150,000 in costs related to his home sale as part of his relocation from Hong Kong to Toronto as per our expatriate relocation policy, and $128,788 flexible spending account allowance.

•	2024: a HK$3,900,000 housing allowance, HK$514,466 for children’s education, HK$76,470 for club membership fees and HK$724,651 for expenses related to his personal driver.
•

2023: a HK$1,950,000 housing allowance, HK$200,000 relocation allowance, and HK$157,000 children’s education covering the time serving as President and CEO, Manulife Asia. It also includes $25,000 flexible spending allowance covering the six-month period when Mr. Witherington was CFO.

Mr. Simpson’s amount includes:

•	2023: a one-time payment of $1,680,000 to replace compensation forfeited from previous employer.

Mr. Finch’s amount includes:

•	2025: a one-time relocation allowance of US$32,976, a HK$598,867 housing allowance, HK$306,413 for goods and services allowance and HK$455,592 for expenses related to his personal driver.

Mr. Gori’s amount includes:

•	2025: $100,000 flexible spending account allowance and $45,401 for club membership fees.
•	2024: $100,000 flexible spending account allowance and $34,580 for club membership fees.
•	2023: $100,000 flexible spending account allowance and $28,572 for club membership fees.

2026 Management information circular	89

Equity compensation

Outstanding equity-based incentive awards (as at December 31, 2025)

	Option-based awards
	Grant date	Number of securities underlying unexercised options	Option exercise price	Option expiration date	Value of unexercised in-the-money options
Phil Witherington	Feb 23, 2016	10,865	$17.59	Feb 23, 2026	$350,396
Colin Simpson	–	–	–	–	–
Paul Lorentz	Feb 28, 2017 Feb 27, 2018 Mar 5, 2019	34,829 105,618 124,858	$24.61 $24,73 $22.60	Feb 28, 2027 Feb 27, 2028 Mar 5, 2029	$878,736 $2,652,068 $3,401,132
Steve Finch	Mar 5, 2019 Mar 3, 2020	95,444 130,907	$22.60 $24.38	Mar 5, 2029 Mar 3, 2030	$2,599,895 $3,332,892
Brooks Tingle	Feb 23, 2016 Feb 28, 2017 Feb 27, 2018 Mar 5, 2019 Mar 3, 2020	5,544 15,724 15,737 26,898 47,272	$17.59 $24.61 $24.73 $22.60 $24.38	Feb 23, 2026 Feb 28, 2027 Feb 27, 2028 Mar 5, 2029 Mar 3, 2030	$178,794 $396,717 $395,156 $732,702 $1, 203,545
Roy Gori	Feb 23, 2016	436,301	$17.59	Feb 23, 2026	$14,070,707
	Feb 28, 2017	243,473	$24.61	Feb 28, 2027	$6,142,824
	Jun 8, 2017	167,872	$23.51	Jun 8, 2027	$4,420,070
	Feb 27, 2018	395,962	$24.73	Feb 27, 2028	$9,942,606
	Mar 5, 2019	485,894	$22.60	Mar 5, 2029	$13,235,753
	Mar 3, 2020	689,991	$24.38	Mar 3, 2030	$17,567,171
Marc Costantini	–	–	–	–	–

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	Share based awards
	Grant date	Type of share based award	Number of shares or units of shares that have not vested	Market or payout value of share based awards that have not vested	Market or payout value of vested share based awards not paid out or distributed
Phil Witherington	Mar 7, 2023	PSU	100,612	$5,014,494
		RSU	67,074	$3,343,977
	Mar 5, 2024	PSU	86,892	$4,330,681
		RSU	57,928	$2,887,156
	Mar 10, 2025	PSU	124,640	$6,212,061
		RSU	83,094	$4,141,391
Colin Simpson	Mar 7, 2023	PSU	20,961	$1,044,677
		RSU	20,961	$1,044,677
	Mar 5, 2024	PSU	47,414	$2,363,132
		RSU	31,610	$1,575,439
	Mar 10, 2025	PSU	35,554	$1,772,001
		RSU	23,703	$1,181,334
Paul Lorentz	Mar 7, 2023	PSU	95,581	$4,763,735
		RSU	63,721	$3,175,842
	Mar 5, 2024	PSU	75,073	$3,741,662
		RSU	50,049	$2,494,459
	Mar 10, 2025	PSU	56,887	$2,835,252
		RSU	37,924	$1,890,134
Steve Finch	Mar 7, 2023	PSU	–	–
		RSU	85,425	$4,257,598
	Mar 5, 2024	PSU	–	–
		RSU	71,296	$3,553,411
	Mar 10, 2025	PSU	49,039	$2,444,109
		RSU	32,693	$1,629,440
	Mar 1, 2006	DSU	8,741		$435,633
Brooks Tingle	Mar 7, 2023	PSU	51,256	$2,554,581
		RSU	34,170	$1,703,017
	Mar 5, 2024	PSU	46,788	$2,331,918
		RSU	31,192	$1,554,594
	Mar 10, 2025	PSU	42,909	$2,138,563
		RSU	28,606	$1,425,709
Roy Gori	Mar 7, 2023	PSU	290,447	$14,475,866
		RSU	193,632	$9,650,596
	Mar 5, 2024	PSU	227,257	$11,326,487
		RSU	151,505	$7,550,991
	Mar 10, 2025	PSU	72,026	$3,589,777
		RSU	48,018	$2,393,202
Marc Costantini		–	–	–

In the outstanding equity-based incentive awards table:

•

the value of unexercised in-the-money stock options is the difference between the exercise price of the stock options and $49.84, the closing price of Manulife common shares on the TSX on December 31, 2025. The amount is zero if the exercise price is higher than our year-end closing share price

•	the market or payout values of the share-based awards are based on $49.84, the closing price of Manulife common shares on the TSX on December 31, 2025
•

restricted share units (RSUs), performance share units (PSUs) and deferred share units (DSUs) are paid out in cash. Ten percent (10%) of RSU and PSU payments are delivered in Manulife common shares purchased on the open market

•	the value of PSUs that have not yet vested has been calculated using a performance factor of 1.0.

2026 Management information circular	91

Incentive plan awards – value vested or earned in 2025

For each named executive:

•

the value of options vested during the year shows the amount that would have been realized if the options had been exercised on the vesting date, based on the closing price of Manulife common shares on the TSX

•	the value of options received during the year shows the actual gain realized by named executives who exercised options in 2025
•	the value of share-based awards that vested shows the amount paid out in 2025
•	the value of the annual incentive earned for 2025.

	Option-based awards		Share-based awards	Annual incentive
	Value vested during the year	Value received during the year	Value vested during the year	Value earned during the year

Phil Witherington	$0	$5,254,571	$6,597,315	$4,276,745

Colin Simpson	$0	$0	$1,211,672	$1,570,354

Paul Lorentz	$0	$4,053,915	$5,890,404	$2,463,300

Steve Finch	$0	$2,447,921	$3,128,913	$1,855,374

Brooks Tingle	$0	$534,931	$3,146,563	$1,879,973

Roy Gori	$0	$1,404,095	$24,591,497	$1,484,089

Marc Costantini	$0	$0	$5,784,548	$0

For more information related to share-based awards that were granted in 2022 and vested in March 2025, please see page 70 of our 2025 management information circular.

Stock options exercised in 2025

Mr. Witherington, Mr. Lorentz, Mr. Finch, Mr. Tingle and Mr. Gori exercised stock options in 2025, including certain exercises under our automatic stock option exercise program (see below):

	Grant date	Number of options	Exercise price ($)	Gain ($)

Phil Witherington	Feb 24, 2015 Feb 23, 2016 Mar 3, 2020	7,724 32,597 140,464	$22.02 $17.59 $24.38	$165,335 $886,065 $4,203,171

Paul Lorentz	Feb 24, 2015 Mar 3, 2020	43,349 178,425	$22.02 $24.38	$927,898 $3,126,017

Steve Finch	Feb 24, 2015 Feb 28, 2017 Feb 27, 2018	11,598 27,260 68,532	$22.02 $24.61 $24.73	$248,259 $630,091 $1,569,571

Brooks Tingle	Feb 24, 2015 Feb 23, 2016	3,866 16,635	$22.02 $17.59	$82,753 $452,178

Roy Gori	Mar 2, 2015	42,939	$21.81	$1,404,095

In 2025, Mr. Witherington exercised 40,321 options under Manulife’s automatic stock option exercise program (described below). Mr. Witherington also elected to exercise one tranche of stock options awarded in 2020 through a “sell to cover” arrangement, selling enough shares to cover the exercise price of the options, taxes, and fees, while retaining all remaining shares. In total, he retained 64,622 shares, which contribute toward meeting Manulife’s equity ownership guidelines (see page 113 for further details) and continue to align his interests with those of our shareholders.

Automatic stock option exercise program

Executives with outstanding stock options are given the opportunity to elect to have their vested stock options automatically exercised prior to expiration. This program is designed to protect executives from having stock options expire in-the-money if they were unable to exercise due to a closed trading window, or if they were in possession of material non-public information. Elections were made during a time when

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they were not in possession of any material non-public information and are irrevocable. If an executive leaves Manulife, any elections under the program will terminate.

About deferred share units

In 2025, executives in Canada and the U.S. were given the opportunity to exchange some or all of their annual incentive award, vested restricted share units and vested performance share units for deferred share units, subject to local tax rules and rulings. We may also grant deferred share units to some new hires and to other executives in special situations.

Deferred share units are notional shares that track the value of Manulife common shares and earn dividend equivalents at the same rate as dividends paid on the common shares. They can only be redeemed for cash when the executive retires or leaves Manulife. For each unit redeemed, the executive will receive the market value of a Manulife common share at the time of redemption. Vesting conditions are specific to each grant, however deferred share units received in exchange for other vested awards, as described above, vest immediately. Deferred share units align executives with the long-term interests of shareholders and are only transferable if the executive dies.

Canadian executives cannot exchange restricted share units and performance share units that were granted after 2015, in accordance with a change in Canadian tax rulings. Instead, to promote longer term equity ownership, Canadian executives can choose to receive deferred share units instead of restricted share units as long as they make this choice prior to the grant.

About the deferred compensation account

Some U.S. executives can defer up to 90% of their base salary and some or all of their annual incentive and vested restricted share units into a deferred compensation account. The money must remain in the account for at least three years and is adjusted as though the funds had been invested in one or more investment options designated by Manulife and selected by the executive. On withdrawal, the executive can take the cash either in a lump sum or in annual instalments.

Securities authorized for issue under equity compensation plans

The table below shows the total number of securities to be issued and available for issue under our equity compensation plans as at December 31, 2025:

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average of exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity plans

Equity compensation plans approved by security holders	8,173,250	23.51	6,495,666

The following tables tell you about our plans and their status as at December 31, 2025:

Executive stock option plan

The executive stock option plan was approved by shareholders at the 2000 annual and special meeting. Deferred share units, share appreciation rights, restricted shares and performance awards can also be granted under the executive stock option plan. We need shareholder approval to make changes to the plan.

Maximum number of common shares that may be issued	73,600,000
• as a % of common shares outstanding	4.3%
Maximum number of common shares that may be issued (% of outstanding common shares that cannot be exceeded)
• to any one participant, or	5%
• to insiders as a whole	10%
Total number of common shares that have been issued in respect of stock options and deferred share units	59,202,768
• as a % of common shares outstanding	3.5%

2026 Management information circular	93

Stock plan for non-employee directors

The stock plan for non-employee directors was approved by shareholders at the 2001 annual and special meeting. Deferred share units can also be granted under the stock plan. We need shareholder approval to make changes to the plan.

Maximum number of common shares that may be issued	1,000,000
• as a % of common shares outstanding	less than 0.1%
Maximum number of common shares that may be issued (% of outstanding common shares that cannot be exceeded)
• to any one participant, or	5%
• to insiders as a whole	10%
Total number of common shares that have been issued in respect of deferred share units	728,316
• as a % of common shares outstanding	0.04%

We did not grant stock options to named executives in 2025. The table below shows the total number of stock options, share-settled deferred share units outstanding, and securities available for future grant under the plans:

	Stock options/ DSUs outstanding		Securities available for future issue
(as at December 31, 2025)	Number	As a % of diluted common shares	Number	As a % of diluted common shares
Stock plan for non-employee directors	271,684	0.02%	6,495,666	0.38%
Stock options	7,856,960	0.46%
Deferred share units	44,606	0.00%
Total	8,173,250	0.48%	6,495,666	0.38%

Overhang, dilution and burn rate

(as at December 31)	2023	2024	2025
Overhang	1.25%	0.98%	0.86%

the total number of common shares reserved for issue to employees and directors, less the number of stock options and share-settled deferred share units redeemed, expressed as a percentage of the weighted average number of securities outstanding in the year

Dilution	0.93%	0.66%	0.50%
the total number of stock options and share-settled deferred share units outstanding, expressed as a percentage of the weighted average number of securities outstanding in the year
Burn rate
the number of stock options and share-settled deferred share units granted annually, expressed as a percentage of the weighted average number of securities outstanding in the year
• Executive stock option plan	0.00%	0.00%	0.00%
• Stock plan for non-employee directors	0.01%	0.01%	0.01%

Retirement benefits

Our named executives along with our employees in the United States participate in a defined benefit cash balance plan, a 401(k) plan and a defined contribution supplemental plan. In Canada, our named executives along with our employees participate in a defined contribution pension plan and participate along with our other executives in a defined contribution supplemental plan.

Our supplemental retirement arrangements are offered to executives in Canada and all employees United States when tax rules limit the benefits that would otherwise be provided by our registered (or tax qualified) pension plans. These supplemental arrangements are not tax qualified and are typically unfunded.

To receive the benefits from our supplemental arrangements, our named executives generally must comply with several conditions after they leave our employment:

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•	non-solicitation: between 12 and 24 months; and
•	non-competition: between 12 and 24 months.

If the named executive breaches the above post-employment conditions attached to all or part of their supplemental retirement arrangements, the benefits are fully forfeited.

DEFINED BENEFIT PENSION PLAN TABLE

Mr. Finch and Mr. Tingle participate in the John Hancock Cash Balance Plan.

Mr. Tingle participated in the legacy John Hancock non-qualified cash balance plan prior to January 2008.

Mr. Costantini also has benefits remaining in the plan from his prior employment with Manulife in the U.S. from September 2000 to January 2014 and from June 2022 to November 2025. He resigned from Manulife on November 30, 2025.

The table below shows the defined benefit pension plan obligations:

	Number of years of credited service		Annual benefits payable		Opening present value of defined benefit obligation	Compensatory change		Non- compensatory change	Closing present value of defined benefit obligation
	Dec 31, 2025	Age 65	Dec 31, 2025	Age 65		Service cost	Other
Steve Finch	32.8	40.4	$51,700	$73,500	$406,700	$26,700	$0	$7,300	$440,700
Brooks Tingle	38.4	42.9	$142,300	$155,000	$1,383,000	$27,300	$0	$15,700	$1,426,000
Marc Costantini[1]	27.2	35.8	$99,200	$124,500	$756,300	$27,400	$0	$23,900	$807,600

1	Excludes distributions that Mr. Costantini received after his departure from Manulife in January 2014. Mr. Costantini resigned from Manulife on November 30, 2025.

Annual benefits payable

Based on current pensionable earnings as of December 31, 2025 and the noted credited service, payable from age 65.

Opening and closing defined benefit obligation

Value of the projected pension for service to December 31, 2024 and December 31, 2025 respectively, using the actuarial assumptions used to determine the defined benefit obligations at those dates, as disclosed in Note 15 of our 2025 consolidated financial statements.

Service cost

Value of the projected pension earned for service in 2025, using the actuarial assumptions used to determine the defined benefit obligations on December 31, 2025, as disclosed in Note 15 of our 2025 consolidated financial statements.

Other

The impact of any plan amendments and differences between the actual and assumed compensation.

Non-compensatory change

Includes the impact of interest accruing on the opening defined benefit obligation, changes in the actuarial assumptions, experience gains and losses and any amounts due to currency fluctuations.

Exchange rates

Closing present value of defined benefit obligations have been converted using the December 31 exchange rate of US$1.00 = $1.3707 for 2025 and US$1.00 = $1.4382 for 2024. The other amounts have been converted using the average 2025 exchange rate of US$1.00 = $1.3974.

DEFINED CONTRIBUTION PENSION PLAN TABLE

Mr. Gori, Mr. Witherington, Mr. Simpson and Mr. Lorentz participated in the Manulife defined contribution plan and supplemental arrangement in Canada in 2025.

2026 Management information circular	95

Mr. Witherington participated in the Manulife Mandatory Provident Fund Top-up in Hong Kong from May 2014 to December 2017, and from July 2023 to May 2025. Mr. Witherington previously participated in the Manulife defined contribution plan and supplemental arrangement in Canada from January 2018 to June 2023, and he has been participating in those plans again since May 9, 2025.

Mr. Finch participated in the Manulife defined benefit plan in Canada from October 1992 to December 1997, and elected to convert his benefit in that plan into the Manulife defined contribution plan in Canada as of January 1, 1998. He participated in the Manulife defined contribution plan from January 1998 to December 2009 and in the supplemental arrangement in Canada from June 2001 to December 2009.

Mr. Finch and Mr. Tingle participate in the John Hancock 401(k) plan and the supplemental defined contribution arrangement in the U.S.

Mr. Gori participated in the Manulife Mandatory Provident Fund Top-up in Hong Kong from March 2015 to May 2017. He retired as President and CEO of Manulife on May 8, 2025.

Mr. Costantini has benefits remaining from his prior employment with Manulife in the supplemental arrangement in Canada from when he worked in Canada between July 1990 and September 2000 and in the John Hancock 401(k) plan from when he worked in the U.S. between September 2000 and January 2014. He resigned from Manulife on November 30, 2025.

The table below is a reconciliation of the account balances from December 31, 2024 to December 31, 2025:

	Opening accumulated value	Compensatory change		Non- compensatory change	Closing accumulated value
		Service cost	Other

Phil Witherington	$3,182,000	$183,300	$0	$580,400	$3,945,700

Colin Simpson	$349,300	$234,200	$0	$118,000	$701,500

Paul Lorentz	$5,025,300	$349,800	$0	$724,500	$6,099,600

Steve Finch	$5,352,500	$192,700	$0	$829,900	$6,375,100

Brooks Tingle	$7,186,000	$241,100	$0	$854,600	$8,281,700

Roy Gori[1]	$9,565,000	$1,007,200	$0	$2,070,200	$12,642,400

Marc Costantini[2]	$1,868,700	$281,200	$0	$284,800	$2,434,700

1	Mr. Gori retired as President and CEO of Manulife on May 8, 2025.
2	Excludes distributions that Mr. Costantini received after his departure from Manulife in January 2014. Mr. Costantini resigned from Manulife on November 30, 2025.

Service cost

The total amount contributed and/or notionally credited to each named executive in 2025 by Manulife or John Hancock under their respective plans.

Other

The impact of any plan amendments.

Non-compensatory change

Includes any contributions made by the named executives, all investment income credited during the year and any amounts due to currency fluctuations.

Exchange rates

For the Manulife Mandatory Provident Fund Top-up in Hong Kong for Mr. Gori and Mr. Witherington:

•	the closing accumulated value amounts have been converted using the December 31 exchange rate of HK$1.00 = $0.1761 for 2025 and HK$1.00 = $0.1851 for 2024
•	other amounts have been converted using the average 2025 exchange rate of HK$1.00 = $0.1793.

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For the John Hancock 401(k) plan and supplemental defined contribution arrangement in the U.S. for Mr. Costantini, Mr. Finch and Mr. Tingle:

•	the closing accumulated value amounts have been converted using the December 31 exchange rate of US$1.00 = $1.3707 for 2025 and US$1.00 = $1.4382 for 2024
•	other amounts have been converted using the average 2025 exchange rate of US$1.00 = $1.3974.

Canada

	Closed defined benefit pension plan	Defined contribution pension plan

Who participates	Canadian-based employees who were hired before January 1, 1999. The plan is closed to new participants. None of the current named executives participate in this plan	Canadian-based employees who were hired after January 1, 1999

Terms

Participants contribute 2% of pensionable earnings

Participants can make voluntary contributions ranging from 0.5% to 5% of pensionable earnings

Pensionable earnings are limited to $270,480 for 2025 and are calculated as base salary (plus the annual incentive for officers)

Participants choose from a range of options to invest their account

Annual pension formula

We contribute 4% of pensionable earnings (3% prior to January 1, 2026) and a 50% match on participant voluntary contributions

Our contributions and participant contributions combined are limited to the defined contribution maximum under the Income Tax Act ($33,810 in 2025)

Our contributions vest immediately

Retirement		When they leave employment, participants can transfer the value of their account to a locked-in retirement vehicle, or purchase a life annuity

	Closed supplemental defined benefit arrangement	Supplemental defined contribution arrangement

None of the current named executives have these arrangements, and there are no employees remaining with one of these arrangements

Executives who were hired after January 1, 1999 and employees who were promoted to an executive level after this date are eligible

We credit 10% of pensionable earnings (15% for Mr. Gori and Mr. Witherington) above the pensionable earnings maximum to a notional account for each participant

Pensionable earnings are calculated as base salary and the annual incentive, including the amount taken as deferred share units

Investment income credits are based on the investment options selected by the participant

Participants can take the value of their account in instalments at retirement, or withdraw it as a lump sum with our consent

2026 Management information circular	97

United States

	Defined benefit pension plan (cash balance)	401(k) plan

Who participates	All U.S. employees	Participation is voluntary for all U.S. employees

Terms

Participants do not contribute

Participants receive contribution credits in a notional account that earns interest credits

Interest credits are based on the average annual yield of 10-year Treasury Constant Maturities in effect on each business day during the two months ending September 30 of the preceding calendar year

For the benefits earned by Mr. Costantini from September 2000 to December 2007 under legacy plan provisions, a minimum interest crediting rate of 5.00% (compounded daily) applies.

Participants may contribute up to 50% of their eligible salary to the IRS maximum (US$350,000 in 2025) Participants choose from a range of options to invest their account

Pension formula

We credit participant accounts with 4% of eligible compensation up to the Social Security Wage Base, plus 8% of eligible compensation that exceeds this base

Eligible compensation is limited to the IRS maximum (US$350,000 in 2025), and is calculated as base salary plus the annual incentive received

Our contributions vest after three years of service

We contribute a 100% match on participant contributions to a maximum of 4% of eligible salary

Our contributions and participant contributions combined are limited to the IRS maximum (US$23,500 in 2025)

Our contributions vest immediately

Retirement

Normal retirement is 65, but benefits can be paid at any retirement age based on the value of the participant’s account on the date their pension begins

Payments are normally made as a life annuity, but participants can choose a lump sum or other payment option

Participants receive the value of their account when they leave employment or if they become permanently disabled

	Closed defined benefit pension plan (final average pay) and supplemental defined benefit arrangement	Supplemental defined contribution arrangement

None of the named executives participate in these plans.

We credit 8% of eligible compensation above the IRS maximum to a notional account for each participant

Eligible compensation is calculated as base salary and the annual incentive, including the amount taken as deferred share units

Our notional contributions vest after three years of service

Investment income credits are based on the investment options selected by the participant

Participants receive the value of their account in 18 monthly instalments beginning the seventh month after leaving employment

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Hong Kong

Defined contribution plan (Manulife Mandatory Provident Fund (MPF) Top-up)

Who participates	All Hong Kong permanent employees

Terms

Participants contribute 5% of annual salary

Contributions on salary up to the MPF maximum (HK$360,000 in 2025) go to the mandatory account. Contributions on salary above the MPF maximum go to the voluntary account

Participants choose from a range of options to invest their account

Pension formula

We contribute based on length of service as follows:

Less than 5 years

6% of annual salary

5 to 10 years

9% of annual salary

More than 10 years

10% of annual salary

All our contributions, other than the first 5% of annual salary up to the MPF maximum, go to the voluntary account

Our contributions to the mandatory account vest immediately

Our contributions to the voluntary account vest on a sliding scale based on length of service that grades by 10% per year starting at 10% after one year to 100% after 10 years

Retirement	Participants can receive the value of the voluntary account when employment ends but can only receive the value of the mandatory account after age 65 with some exceptions

2026 Management information circular	99

Termination and change in control

The table below shows the estimated amounts that would be provided to each named executive if employment is terminated under five different scenarios, assuming the scenario took place on December 31, 2025.

The actual amounts will depend on our share price at the time as well as other variables, such as the named executive’s age and years of service. The information below is shown in Canadian dollars as of December 31, 2025 for all of the named executives. Amounts for our named executives compensated in U.S. dollars have been converted using the average 2025 exchange rate of US$1.00 = $1.3974. Mr. Gori retired as President and CEO, Manulife on May 8, 2025, and Mr. Costantini resigned as Global Head of Strategy and Inforce Management on November 30, 2025. The separation agreements for Mr. Gori and Mr. Costantini are discussed below the table.

	Type of payment	Retirement (early or normal)	Resignation	Termination with cause	Termination without cause	Change of control
Phil Witherington	Severance	–	–	–	$10,061,280	$7,612,128
	Additional vesting of RSUs, PSUs and stock options	–	–	–	$15,050,336	$25,928,760
	Pension	–	–	–	–	–
	Total value	–	–	–	$25,111,616	$33,540,888
Colin Simpson	Severance	–	–	–	$2,996,250	–
	Additional vesting of RSUs, PSUs and stock options	–	–	–	$5,160,153	–
	Pension	–	–	–	–	–
	Total value	–	–	–	$8,156,403	–
Paul Lorentz	Severance	–	–	–	$5,400,000	–
	Additional vesting of RSUs, PSUs and stock options	–	–	–	$12,536,401	–
	Pension	–	–	–	–	–
	Total value	–	–	–	$17,936,401	–
Steve Finch	Severance				$3,668,175
	Additional vesting of RSUs, PSUs and stock options	$11,125,650	$11,125,650	–	$11,125,650	–
	Pension

	Total value	$11,125,650	$11,125,650	–	$14,793,825	–
Brooks Tingle	Severance				$3,668,175
	Additional vesting of RSUs, PSUs and stock options	$11,044,352	$11,044,352	–	$11,044,352	–
	Pension

	Total value	$11,044,352	$11,044,352	–	$14,712,527	–
Roy Gori	Severance	–	–	–	–	–
	Additional vesting of RSUs, PSUs and stock options	–	–	–	–	–
	Pension	–	–	–	–	–
	Total value	–	–	–	–	–
Marc Costantini	Severance	–	–	–	–	–
	Additional vesting of RSUs, PSUs and stock options	–	–	–	–	–
	Pension	–	–	–	–	–
	Total value	–	–	–	–	–

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Equity-based awards are treated according to the terms and conditions of the award agreements and plan documents unless the named executive has entered into an agreement that indicates otherwise.

The amount shown for additional vesting of RSUs, PSUs and stock options is the estimated value that would be payable under each termination scenario, and is based on a share value of $49.84, the closing price of Manulife common shares on the TSX on December 31, 2025. The value of performance share units is calculated assuming a performance factor of 100%.

Resignation and retirement

No severance is paid if the named executive resigns or retires.

Both Mr. Finch and Mr. Tingle have met the age and service criteria for “normal retirement,” which would entitle them to additional vesting of equity upon a resignation with prescribed advance written notice and subject to the terms and conditions of their equity award agreements. No values are shown in the table above for Mr. Gori and Mr. Costantini as they left the organization before the end of 2025.

As part of the board’s succession planning for the CEO and to ensure a smooth transition, Mr. Gori entered into a retirement agreement with Manulife on November 18, 2024, for his retirement on May 8, 2025. As part of this agreement, Mr. Gori was entitled to:

•	continued vesting of all outstanding unvested equity-based awards granted in 2023 and 2024, as Mr. Gori was eligible for normal retirement treatment under our standard definition for executives.
•	continued vesting of his 2025 unvested equity-based award, which was pro-rated for his service in 2025.
•	continued participation in the group benefits plan and access to administrative support and an office through December 31, 2025.

Other than the items described above, Mr. Gori did not receive any additional payments, payables, or benefits in connection with his retirement.

Mr. Costantini’s employment terminated effective November 30, 2025 and he forfeited all outstanding performance share units, restricted share units and any bonuses related to the 2025 calendar year or any subsequent calendar year.

Termination with cause

If Manulife terminates a named executive’s employment with cause, employment ends immediately, no severance is paid and performance share units, restricted share units, stock options and the supplemental retirement benefit are forfeited.

Termination without cause

Mr. Witherington and Mr. Simpson have employment agreements that specify their entitlements if their employment is terminated without cause. Mr. Lorentz, Mr. Finch, and Mr. Tingle have employment agreements that do not specifically address entitlement on termination without cause.

The terms for termination without cause are outlined in the table below, and are conditional on the executive signing a full and final release.

Phil Witherington

Entitled to:

•

24 months of compensation in lieu of notice comprised of base salary and target annual incentive

•

an annual incentive payment calculated at target for the year in which his active employment ends, pro-rated based on the end date

•

continuation of group benefits for up to 24 months (excluding life, short-term and long-term disability insurance)

If he commences new employment or self-employment during the severance period:

•

he will no longer participate in the group benefits plans severance payments will cease and he will be entitled to a lump sum payment of 50% of the remaining severance payments

2026 Management information circular	101

Colin Simpson

Entitled to:

•

18 months of compensation in lieu of notice comprised of base salary and target annual incentive

•

an annual incentive payment calculated at target for the year in which his active employment ends, pro-rated based on the end date

•

continuation of group benefits for 18 months (excluding life, short-term and long-term disability insurance)

If he commences new employment or self-employment during the severance period:

•

he will no longer participate in the group benefits plans, severance payments will cease, and he will be entitled to a lump sum payment of 50% of the remaining severance payments

Paul Lorentz	Entitlement would be based on applicable law, Manulife plans/policies/ practices, and the applicable terms of his employment agreement.

Steve Finch Brooks Tingle

May be eligible for severance under the terms and conditions of the John Hancock Officer Severance Pay Plan, which provides severance pay (including annual base salary and annual incentive bonus at target) and benefits continuation to eligible executives based on length of service, subject to a severance period of at least 52-weeks and no more than 78-weeks.

To be eligible for severance under the John Hancock Officer Severance Pay

Plan, the executive must:

•

have a separation from service due to a reduction in staff, the elimination of the officer’s position, a reorganization or restructuring, a substantial decrease in the duties or responsibilities of the executive’s position, John Hancock declining to offer the officer a comparable position to start at the end of the officer’s temporary assignment to another department or role within the company, or John Hancock determining that the officer’s qualifications no longer meet the business needs of the company,

•

sign a written agreement in a form prescribed by John Hancock, including a release of claims and certain post-employment restrictions, and

•

satisfy all other terms and conditions as set forth in the plan.

In the termination and change of control table above, the anticipated severance on a termination without cause for Mr. Finch and Mr. Tingle is calculated as of December 31, 2025 and assumes, for purposes of this disclosure, that the termination without cause satisfied all other criteria for eligibility under the John Hancock Officer Severance Pay Plan.

Post-employment conditions

Each executive has an employment agreement that specifies certain post-employment conditions, as summarized below:

•	protection of confidential information (indefinitely)
•	company ownership of our intellectual property (indefinitely)
•	non-solicitation (24 months for Mr. Witherington, Mr. Simpson and Mr. Lorentz; 6 months for Mr. Finch; 12 months for Mr. Tingle)
•	non-competition (12 months for Mr. Witherington; 18 months for Mr. Simpson and Mr. Lorentz; 6 months for Mr. Finch; 12 months for Mr. Tingle)
•	non-disparagement (indefinitely for Mr. Witherington, Mr. Simpson and Mr. Lorentz; 24 months for Mr. Finch and Mr. Tingle).

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Breaches of any of the covenants entitle Manulife to seek a court injunction, in addition to pursuing any other available rights and remedies. The named executives are also bound by the above covenants in the case of voluntary resignation or retirement.

Change in control

Mr. Gori and Mr. Witherington are the only named executives with change in control agreements. Mr. Gori’s change in control agreement expired when he retired from Manulife in May. Mr. Witherington entered into a change in control agreement when he was appointed President and CEO.

If there is a change in control and Mr. Witherington’s employment is terminated without cause or for good reason within a protection period that starts 60 days before a change in control and ends 12 months after the change in control, he is entitled to:

•	two times his annual salary and two times his average annual incentive awarded in the prior three years
•	full vesting and payment of outstanding awards, including those granted within the past year, while performance share units remain subject to applicable performance conditions
•	continuation of his group benefits for up to two years (excluding life and disability insurance)
•

eligibility for relocation benefits in accordance with our customary relocation practices in effect in the named executive’s jurisdiction of residency until the earlier of the protection period (60 days before a change in control and ends 12 months after the change in control has ended) or six months following the date of his termination.

Under Mr. Witherington’s change in control agreement, his existing equity-based incentive awards will have accelerated vesting if, following a change in control, the successor employer does not assume or honour the awards, or offer equivalent awards under new substitute plans.

Change in control is described as any of the following:

•	the incumbent directors no longer constitute at least a majority of the board
•	any party becomes a beneficial owner holding directly or indirectly 35% of Manulife voting shares
•

Manulife’s shareholders approve a merger, amalgamation, consolidation, statutory share exchange or a similar transaction requiring the approval of shareholders, unless immediately following the transaction our shareholders retain majority voting control, no person would beneficially own 35% or more of our voting shares, and the incumbent directors constitute a majority of the board

•

Manulife’s shareholders approve the complete liquidation or dissolution of Manulife or the sale of our assets, unless immediately following the transaction pre-existing beneficial owners retain majority voting control, no person would beneficially own 35% or more of our voting shares, and the incumbent directors constitute a majority of the board management of Manulife is transferred to a non-affiliated party.

Good reason is described as any of the following events during the protection period:

•	Manulife diminishes Mr. Witherington’s position, authority or scope or scale of duties or responsibilities
•	Manulife requires him to be based at a location more than 40 km from his current work location or to travel to a significantly greater extent
•	Manulife reduces his annual base salary or does not increase it in line with adjustments to the base salary of other executives
•	Manulife reduces his target incentive awards
•	Manulife does not either continue or provide an alternative to Manulife’s welfare benefit plans or programs for benefits, perquisites and expense reimbursements
•	Manulife does not maintain reasonable and adequate indemnification for his services as an officer of Manulife.

How a change in employment status affects equity compensation

The chart on the following page summarizes the treatment under the terms and conditions of the award agreements and plan documents of restricted share units (RSUs), performance share units (PSUs), and stock options when a named executive retires, resigns, is terminated without cause or dies. Equity award agreements provide:

•	treatment of the award on resignation or termination may be specified in the named executives’ employment agreements (see pages 101 and 102)

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•	awards that have not vested may be forfeited if the executive breaches post-employment conditions. The named executives are subject to non-competition and non-solicitation conditions for twelve months
•	awards may be canceled or clawed back or payment recouped if the named executive is involved in fraud, theft, embezzlement or serious misconduct
•

certain awards may be clawed back in the event of an accounting restatement by Manulife that requires the company to recoup erroneously awarded incentive-based compensation from certain senior executives, including named executives

•	awards are forfeited if the named executive is terminated with cause
•	restricted share units, performance share units, and stock options may be transferred to a beneficiary or an estate when a named executive dies.

	Early retirement[1,2] • 55 years old and age plus continuous service totals at least 60	Normal retirement[1,2] • 55 years old and age plus continuous service totals at least 65	Resignation or termination without cause	Death

RSUs/PSUs	Number is pro-rated Payment on the scheduled payout date, subject to any performance conditions

Number is pro-rated for grants within the first anniversary of the grant date

Vest in full for grants beyond the first anniversary of the grant date

Payment on the scheduled payout date, subject to any performance conditions

			Forfeited on resignation Number is pro-rated based on service from the date of grant on termination without cause	Vest in full Payment as of the date of death Performance conditions are waived

Stock options	Unvested options terminate Vested options can be exercised until the end of the term[3]

Unvested options are pro-rated for grants made in the previous 12 months

Unvested options continue to vest in full according to the vesting schedule

Vested options can be exercised until the end of the term

Unvested options are forfeited upon resignation and continue to vest for 90 days upon termination without cause

Vested options can be exercised for a 90-day period beginning one year after resignation or termination without cause

Unvested options vest Vested options can be exercised within one year of the date of death

1	Named executive must notify us three months before retiring.
2	For stock options, early retirement is defined as 55 years old and 10 years continuous service, while normal retirement is defined as 65 years old.
3

Vested stock options that were granted up to and including the year 2014 can be exercised for up to three years following retirement (defined as 55 years old and 10 years continuous service, while normal retirement is defined as 65 years old).

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Supplementary information

Understanding Manulife’s results under IFRS 17 and IFRS 9

Please note: This section is reproduced from page 44 of Manulife’s 2024 Management information circular. Manulife adopted two new International Financial Reporting Standards (IFRS) on January 1, 2023: IFRS 17 Insurance Contracts (IFRS 17) (replacing IFRS 4) and IFRS 9 Financial Instruments (IFRS 9) (replacing IAS 39).

Moving to these accounting standards was the most significant change to Manulife’s consolidated financial statements in decades.

IFRS 17 provides a globally consistent framework for recognition and measurement of insurance contracts and the corresponding financial statement presentation and disclosures. It does not, however, impact the fundamental economics of our business, our financial strength or dividend paying capacity, or our business strategy.

Companies reporting under IFRS 17 are required to recognize income over the life of an insurance contract (rather than recognizing gains from an insurance contract at issuance) and to provide expanded disclosures of insurance contracts issued. While IFRS 17 has an impact on the timing of income recognition from insurance contracts, it has no effect on total income recognized over the lifetime of the contracts compared to the previous accounting standard.

IFRS 9 addresses the classification and measurement of financial assets and the impairment of financial assets. While IFRS 9 has an impact on the timing and measurement of investment income, it has no effect on total investment income recognized over time compared to the previous accounting standard.

Companies in Canada, Europe and Asia reporting under IFRS adopted IFRS 17 in 2023, but the impact on their financial reporting as they transition will be different and difficult to compare, depending on each company’s business portfolio, product mix, accounting policy elections, their fiscal year end, and the timing of when they implemented IFRS 9. Companies in the United States that report under U.S. Generally Accepted Accounting Principles (GAAP) are not affected by changes to IFRS standards, and their periodic income recognized for similar insurance business are not directly comparable to ours.

While IFRS 17 applies to all insurance contracts, it has a greater impact on life insurance companies like Manulife, which issue long duration insurance contracts, than it has on other sectors within the insurance industry, such as property and casualty firms which issue short duration insurance contracts, or diversified banks whose business portfolio includes insurance products.

The new accounting standards have significantly changed the way companies disclose their financial results as it impacts where, when and how specific items are measured and recognized on a company’s financial statements. For example, our diluted earnings per common share for 2022 was $3.68 as reported under IFRS 4 and IAS 39. However, under our transitional results1 (i.e. results that were restated under IFRS 17 and include the impacts as though IFRS had allowed certain IFRS 9 principles to be implemented for 2022), our diluted earnings per common share for 2022 was $1.69. The difference is entirely due to the change in accounting standards.

When comparing our 2023 financial results to our performance in prior years, it is important to use 2022 transitional results to provide a more accurate depiction of Manulife’s performance as results reported before 2023 under the prior accounting standards are not directly comparable to results reported under IFRS 17 and IFRS 9.

1

Transitional diluted earnings per common share (transitional diluted EPS) is a non-GAAP ratio. For more information about non-GAAP financial measures and 2022 transitional financial measures, see Non-GAAP and other financial measures on page 106.

2026 Management information circular	105

Non-GAAP and other financial measures

The company prepares our consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. We use a number of non-GAAP and other financial measures to evaluate overall performance and to assess each of our businesses. This section includes information required by National Instrument 52-112 – Non-GAAP and Other Financial Measures Disclosure in respect of “specified financial measures” (as defined therein).

Non-GAAP financial measures include core earnings (loss); core earnings available to common shareholders; pre-tax core earnings; assets under management; assets under management and administration; Global WAM managed AUMA; core expenses; and transitional net income attributable to shareholders. In addition, non-GAAP financial measures include the following stated on a constant exchange rate (CER) basis: any of the foregoing non-GAAP financial measures; net income attributed to shareholders; and common shareholders’ net income.

Non-GAAP ratios include core return on shareholders’ equity (core ROE); diluted core earnings per common share (core EPS); transitional diluted earnings per common share (transitional diluted EPS); core earnings contribution from highest potential businesses; and expense efficiency ratio. In addition, non-GAAP ratios include the percentage growth/decline on a CER basis in any of the above non-GAAP financial measures and non-GAAP ratios; net income attributed to shareholders; common shareholders’ net income; CSM; new business CSM net of NCI; and diluted earnings per common share (diluted EPS).

Other specified financial measures include new business value (NBV); annualized premium equivalent (APE) sales; remittances; any of the foregoing specified financial measures stated on a CER basis; and percentage growth/decline in any of the foregoing specified financial measures on a CER basis.

Non-GAAP financial measures and non-GAAP ratios are not standardized financial measures under GAAP and, therefore, might not be comparable to similar financial measures disclosed by other issuers. Therefore, they should not be considered in isolation or as a substitute for any other financial information prepared in accordance with GAAP.

For more information about non-GAAP financial measures, see the section Non-GAAP and other financial measures in our 2025 MD&A, and for a complete list of transitional financial measures, please see Implementation of IFRS 17 and IFRS 9 in our 2023 MD&A, both of which are incorporated by reference and can be found on the company’s website at www.manulife.com/en/investors/results-and-reports.

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Non-GAAP financial measure reconciliation – core earnings

Core earnings (loss) is a financial measure which we believe aids investors in better understanding the long-term earnings capacity and valuation of the business. Core earnings allows investors to focus on the company’s operating performance by excluding the impact of market related gains or losses, updates to actuarial methods and assumptions that flow directly through income as well as a number of other items, that we believe are material, but do not reflect the underlying earnings capacity of the business.

For example, due to the long-term nature of our business, the mark-to-market movements in equity markets, interest rates including impacts on hedge accounting ineffectiveness, foreign currency exchange rates and commodity prices as well as the change in the fair value of alternative long duration assets from period-to-period can, and frequently do, have a substantial impact on the reported amounts of our assets, insurance contract liabilities and net income attributed to shareholders. These reported amounts may not be realized if markets move in the opposite direction in a subsequent period. This makes it very difficult for investors to evaluate how our businesses are performing from period-to-period and to compare our performance with other issuers.

New business value (NBV) is calculated as the present value of shareholders’ interests in expected future distributable earnings, after the cost of capital calculated under the Life Insurance Capital Adequacy Test (LICAT) framework in Canada and the International High Net Worth business, and the local capital requirements in Asia and the U.S., on actual new business sold in the period using assumptions with respect to future experience. NBV excludes businesses with immaterial insurance risks, such as the company’s Global WAM, Manulife Bank and the Property & Casualty Reinsurance businesses.

NBV is a useful metric to evaluate the value created by the company’s new business franchise. It is widely recognized in the insurance industry and is used by several of our compensation peers as a key measure in their annual incentive plan scorecards. Unlike core earnings, NBV does not have a directly comparable measure under IFRS or U.S. GAAP for reconciliation.

Core earnings and our compensation programs

We believe that core earnings better reflect the underlying earnings capacity and valuation of our business. We use core earnings and core earnings per share (EPS) as key metrics in our short-term incentive plans at the total company and operating segment level. We also base our mid- and long-term strategic priorities on core earnings.

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Reconciliation

While core earnings is relevant to how we manage our business and offers a consistent methodology, it is not insulated from macroeconomic factors which can have a significant impact. See below for a reconciliation of core earnings to net income attributed to shareholders and income before income taxes.

The table below reconciles core earnings to net income attributed to shareholders, which we believe is the most directly comparable GAAP measure, as reported in our audited Consolidated Financial Statements for the year ended December 31, 2025.

For more details about the items included and excluded from core earnings and core EPS please see page 96 of our 2025 MD&A.

Reconciliation of core earnings to net income attributed to shareholders – 2025

($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	2025
Income (loss) before income taxes	$7,094
Income tax (expenses) recoveries
Core earnings	(1,239)
Items excluded from core earnings	205
Income tax (expenses) recoveries	(1,034)
Net income (post-tax)	6,060
Less: Net income (post-tax) attributed to
Non-controlling interests	278
Participating policyholders	210
Net income (loss) attributed to shareholders (post-tax)	5,572
Less: Items excluded from core earnings (post-tax)
Market experience gains (losses)	(1,662)
Updates to actuarial methods and assumptions that flow directly through income	(216)
Restructuring charge	(12)
Amortization of acquisition-related intangible assets	(18)
Reinsurance transactions, tax related items and other	(41)
Core earnings (post-tax)	$7,521
Income tax on core earnings (see above)	1,239
Core earnings (pre-tax)	$8,760

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Compensation oversight

How the board oversees executive compensation

The table on the following page explains the respective roles of Manulife’s board, management and outside advisors in designing and awarding executive compensation.

We make sure Manulife’s executive compensation program follows good governance practices by aligning it with the Financial Stability Board’s (FSB) Principles for Sound Compensation Practices, the FSB’s Implementation Standards and other governance best practices related to compensation.

We conduct an internal audit of the executive compensation program every year to confirm alignment with the FSB’s Principles and Implementation Standards.

Independent advisor to the board

The management resources and compensation committee has retained Korn Ferry, a global consulting firm that provides independent advice on executive compensation. The committee began its relationship with Korn Ferry in November 2019.

As our independent advisor, Korn Ferry provides advisory services related to compensation decisions, insights into compensation trends and practices, and attends committee meetings.

The table below shows fees for services rendered by Korn Ferry for the past two years. Korn Ferry meets the requirements of an independent advisor and does not engage directly with Manulife without the committee’s prior approval.

	2024	2025
Executive compensation-related fees	$204,099	$231,377
All other fees	$1,749,375	$454,912

In 2025, Korn Ferry’s advisory services to the committee included a review of our executive compensation design and approach to establishing our peer groups. All other fees in 2025 were for benchmarking surveys and executive development programs for the enterprise.

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Board of directors

Oversees:

•

our overall approach to compensation, including alignment with sound risk management principles and Manulife’s risk appetite

Approves:

•

overall financial plans and strategy upon which the targets for our incentive programs are based

•

major compensation decisions, including compensation for the CEO and other senior executives

Board committees

The board carries out its compensation-related responsibilities with the help of the management resources and compensation committee and the risk committee

All board committee members are independent

See page 131 for information about director independence

You’ll find more about each committee’s members and responsibilities starting on page 31

Management resources and compensation committee

•

oversees our approach to human resources, including the executive compensation program

•

recommends major compensation decisions to the board

•

all members are knowledgeable, senior leaders with broad experience as a senior officer or board member of a major organization (public, private or not-for-profit), and the majority have experience in executive compensation

•

there is cross-membership with the risk committee

Risk committee

•

reviews the alignment of our incentive compensation plans with sound risk management principles and practices and our risk appetite

•

the majority of members have knowledge of risk management, as well as technical knowledge of relevant risk principles

•

there is cross-membership with the management resources and compensation committee

Management’s executive compensation committee

•

includes the Chief Risk Officer, the Chief Financial Officer and the Chief People Officer

•

reviews incentive plan business performance measures, targets, weightings and results for alignment with our business strategy and risk management objectives

•

monitors the incentive program designs of our peers

•

reviews compensation program changes for alignment with our risk management objectives

Chief Risk Officer

•

participates in management resources and compensation committee meetings where recommendations for the design of the compensation program are reviewed and approved to ensure there is informed discussion of the associated risks

•

reviews the incentive compensation oversight process

•

reviews changes to the compensation program with the risk committee to make sure they are in line with our risk management objectives

•

is a member of management’s executive compensation committee

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Managing compensation risk

Compensation is aligned with the company’s risk appetite and risk management objectives, and discourages inappropriate risk taking.

We use a compensation risk framework to structure how we manage the risks associated with the compensation program and the design features that mitigate these risks. The framework includes four categories, which shape the development of our compensation program. We assess our compensation program against the framework every year.

Business risk

Business risk has two aspects:

•

the risk that our compensation program encourages behaviour that is not in line with our business strategy, our risk appetite statement and our goal of generating long-term shareholder value

•

the risk that the compensation program discourages the taking of valuable long-term risks

We seek to manage both aspects of business risk by including performance measures in our incentive plans that align compensation with our business strategy and reflect the impact employees have on performance

Talent risk

Talent risk is the risk that our compensation program will not attract and retain talented employees

We seek to manage this risk by designing our compensation program to be market competitive and appealing to the talent we want to attract

Performance risk

Performance risk is the risk that our compensation program will not motivate employees to maintain high performance standards

We seek to manage this risk by including appropriate links between pay and performance and designing compensation to encourage executives to achieve performance objectives without taking undue risk

Compliance and ethical risk

Compliance and ethical risk is the risk that our compensation program will encourage employees to engage in questionable, unethical or illegal behaviour

We seek to manage this risk through strong oversight and control mechanisms, and by structuring our compensation program in a way that minimizes the potential incentive to breach compliance and ethical guidelines impact employees have on performance

See page 124 for information about our risk appetite and our enterprise risk management framework

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Mitigating compensation risk

We seek to manage potential risk through our risk management policies, the design of our executive compensation program and proper oversight of our incentive plans. We also integrate our risk appetite into our incentive plans and performance assessments.

Program design

•	compensation award horizons are appropriately balanced between short and longer term
•	incentive plans include several performance objectives, combining various performance scenarios
•	incentive plan awards depend on both company performance and TSR, which links our strategy and risk appetite with improving shareholder outcomes and capital strength
•	performance share unit awards balance efficient use of capital and long-term equity growth
•

compensation for the Chief Risk Officer, Global Chief Compliance Officer, Chief Auditor, and Chief Actuary is not linked to our business performance to promote unbiased oversight and advice to senior management and the board

•	annual incentives for segment control function heads providing oversight are not directly linked to the performance of businesses they oversee

Incentive plan oversight

•

the management resources and compensation committee oversees all incentive plans, including payout distribution, control and monitoring processes and the potential impact they may have on business risk

•

segment heads, with the support of their associated risk officers, people and communications heads, and compliance officers, review and approve significant changes to material segment incentive compensation plans, and attest annually that they do not generate inappropriate levels of business risk for the segment and for Manulife as a whole

•	we stress test and back test compensation plan designs to make sure payouts under different scenarios are appropriate and in line with our business performance
•	the Chief Risk Officer and the risk committee also review the alignment of compensation plans with risk management objectives

Risk perspective in performance assessment

•	individual risk management objectives are included in annual goals for all senior leaders
•

we assess employees against risk management criteria to make sure they are mindful of the risks inherent in their jobs and are working within the boundaries of our policies and practices, while still providing appropriate incentives for material risk takers to achieve our objectives

•

performance assessments are expected to reflect how the employee contributed to managing our risk profile within our risk appetite and also take into account any reports from internal audit, compliance or risk management highlighting inappropriate actions

•

incentive compensation for material risk takers is adjusted for risk and considers reports from internal audit, compliance and risk management. Any adjustments made are reported to the management resources and compensation committee

Risk management policies

•

Clawbacks – if an executive commits fraud, theft, embezzlement or serious misconduct, whether or not there is a financial restatement, the board can, at its discretion, cancel some or all of the executive’s vested or unvested incentive awards, and require repayment of all or a portion of the incentive awards that have already been paid. In 2023, Manulife adopted an additional compensation clawback policy to comply with New York Stock Exchange Listing Standards. This clawback policy applies in the event of an accounting restatement by Manulife and requires the company to recoup erroneously awarded incentive-based compensation from certain current and former senior executives, including named executives

•	Equity ownership requirements – all executives are required to meet equity ownership requirements. The CEO and CFO are required to maintain their equity ownership for one year after leaving Manulife

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•

Share retention requirements – the CEO and CFO must hold at least 50% of the net realized gains from the exercise of stock options in common shares during their employment and for one year after leaving the company, to the extent they do not otherwise meet their equity ownership requirements

•

No hedging – executives and directors are not allowed to use strategies (for example, short selling, or buying or selling a call or put option or other derivatives) to hedge or offset a change in price of Manulife securities. This policy is incorporated into our code of business conduct and ethics. All employees and directors are required to certify compliance with the code every year

Equity ownership guidelines

Executives are required to own Manulife securities to align their interests with those of our shareholders.

Executives have five years from the date they are appointed or promoted to the position to meet the requirement. As at March 9, 2026, all of the named executives met or exceeded the equity ownership guidelines.

Deferred share units (DSUs), restricted share units (RSUs), common and preferred shares that executives own personally all qualify to meet the guidelines, but stock options and performance share units (PSUs) do not qualify. We use the current market price to calculate the value of awards and personally held shares when calculating equity ownership.

To help executives accumulate meaningful ownership of common shares, 10% of the pre-tax proceeds of all annual incentive, RSU and PSU awards are delivered in Manulife common shares purchased on the open market.

The table below shows equity ownership for each named executive as at March 9, 2026.

We calculated the value of holdings using a share price of $45.34, the closing price of Manulife common shares on the TSX on March 9, 2026. Salaries were converted to Canadian dollars using the exchange rates of US$1.00 = $1.3574 on that date, where applicable.

	Time at level	Required ownership as multiple of base salary	RSUs	DSUs	Personal shareholdings	Total holdings	Equity ownership as multiple of, base salary

Phil Witherington	0.8	7.0	$9,462,921		$10,105,923	$19,568,844	12.0

Colin Simpson	2.7	4.0	$3,611,035		$587,470	$4,198,505	4.7

Paul Lorentz	8.4	4.0	$5,439,588		$3,684,963	$9,144,551	10.2

Steve Finch	8.2	4.0	$5,972,674	$396,300	$1,973,106	$8,342,080	8.8

Brooks Tingle	2.9	4.0	$3,818,054		$4,147,658	$7,965,712	8.4

1 Equity ownership as a multiple of target total direct compensation for each named executive officer is as follows: Phil Witherington 1.5; Colin Simpson 0.8; Paul Lorentz 1.4; Steve Finch 1.5; Brooks Tingle 1.6.

Phil Witherington

The total value of his personal shareholdings was $10,105,923 (0.8 times his target total direct compensation), based on a share price of $45.34, the closing price of Manulife common shares on the TSX on March 9, 2026.

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The decision-making process

We use the following process to determine compensation for the CEO, all executive leadership team members including the named executives, and heads of control functions. The executive leadership team is made up of our most senior leaders who have responsibility for setting our strategy. Base salaries are set in February of each year and any changes generally go into effect on March 1. Annual incentive funding is approved, and awards are finalized, in February of each year after the end of the prior fiscal year. Equity-based incentives are granted in March of each year following the release of our financial results.

Review plan design

Management presents its initial recommendations for compensation structure and supporting rationale for the upcoming year to the management resources and compensation committee. This includes:

•

compensation elements

•

compensation mix

•

performance measures

The management resources and compensation committee discusses the recommendations and provides feedback to management. The committee seeks advice and guidance about compensation issues from its independent compensation advisor, and may seek feedback from shareholders and proxy advisory firms

The risk committee reviews the risk management aspects of the program

Once the recommendations are finalized, the management resources and compensation committee recommends the compensation program and structure to the board for approval

See page 51 for this year’s compensation program

Set performance goals

The board approves the individual performance goals of the CEO and other senior executives

The management resources and compensation committee:

•

reviews, approves and recommends to the board the individual performance goals of the executive leadership team and heads of control functions

•

reviews, approves and recommends to the board the business performance measures and financial targets for incentive plan purposes. Targets are aligned with the board-approved plans and are intended to be achievable yet provide a performance “stretch”

•

reviews stress tests of different scenarios to set appropriate financial targets, performance peer group composition and plan changes

See pages 57 and 66 for this year’s performance goals

Ongoing review of market and trends

The management resources and compensation committee:

•

reviews and approves changes to the composition of the compensation and performance peer groups

•

reviews the competitive positioning of target compensation against desired market positioning

•

reviews ongoing trends

See page 53 for more about compensation benchmarking

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Assess performance

The CFO presents and discusses the business performance results with the management resources and compensation committee

The independent advisor provides their perspective on the soundness of performance measures and standards used for the incentive plans

The management resources and compensation committee reviews the performance factors for the annual incentive plan and performance share units

The board reviews the performance results and assesses circumstances that might result in a discretionary adjustment, and then approves the performance factors

See pages 56 and 70 for this year’s performance results

Finalize compensation

Management presents to the management resources and compensation committee a summary of any adjustments to incentive compensation for material risk takers resulting from reports from internal audit, compliance or risk management

The CEO discusses and approves the individual performance and compensation recommendations for all executive leadership team members and heads of control functions with the management resources and compensation committee

During sessions held without management, the management resources and compensation committee and the board discuss compensation for the CEO, all executive leadership team members and heads of control functions

The board exercises independent judgment when making final compensation decisions

See the named executive profiles starting on page 71 for details about their compensation this year

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Compensation of employees who have

a material impact on risk

We are committed to ensuring our compensation program is aligned with the Financial Stability Board’s (FSB) Principles for Sound Compensation Practices, the Financial Stability Board’s Implementation Standards and other governance practices related to compensation. Our internal auditors conduct an annual independent review of the executive compensation program.

The last audit was finalized in March 2025 and confirmed that we continued to be aligned with the FSB Principles and Standards.

See page 109 for more information about our compensation governance practices.

You can read about the management resources and compensation committee’s composition and mandate in its report on page 35, and the compensation decision-making process and program design beginning on page 114.

FSB PRINCIPLES AND BASEL COMMISSION FOR BANKING SUPERVISION

PILLAR 3 REQUIREMENTS

The tables below show the breakdown of 2025 compensation for employees who have a material impact on our risk exposure (material employees). Material employees include:

•	all executives including named executive officers who were members of the executive leadership team at any point in 2025, and
•	employees who have:
–	authority and responsibility for policy-setting and implementation of controls, and/or
–	significant influence, oversight and approval authority on general account assets, and/or
–	oversight of a significant business unit that could have a material impact on our risk exposure.

2025 compensation

	($ thousands)
Number of material employees	Total compensation	Fixed compensation	Variable compensation		Non-deferred compensation	Deferred variable compensation	Severance payments
57	$210,349	$46,945	Annual incentive	$55,084	$102,296	$106,800	$1,252
			Special awards	$267
			RSUs	$41,036
			PSUs	$41,259
			Other long-term incentives	$24,506
			Total	$162,152

Manulife provided $4.6 million in sign-on bonuses to material employees in 2025. Sign-on bonuses, when provided, replace compensation employees forfeit when they leave their previous employer.

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Variable compensation

The annual incentive, equity-based incentives grant values of restricted share units, performance share units, and other longer-term incentives (based on an internal book value of a business, the market value of funds managed, or carried interest payments for some employees in our Private Markets business) awarded for 2025. 54 material employees received incentive awards for 2025.

Deferred variable compensation

The total value of restricted share units, performance share units, deferred share units and stock options awarded for 2025.

Severance payments

In 2025, severance payments were made to material employees as indicated above. Total severance amounts of $1.3 million were agreed to for these material employees. To protect employee privacy, we have provided information about the highest single severance amount agreed to in 2025 for a material employee to the Office of the Superintendent of Financial Institutions (OSFI) on a confidential basis. The number of terminations each year fluctuates depending on circumstances.

DEFERRED COMPENSATION OUTSTANDING

Number of material employees	RSUs/PSUs/DSUs		Stock options		Total value of deferred compensation outstanding at year-end	Deferred compensation paid out in 2025	Value of deferred compensation granted in 2025	Implicit change in deferred compensation value
	Outstanding vested	Outstanding unvested	Outstanding vested	Outstanding unvested
57	$2,336	$311,219	$139,224	$0	$452,828	$157,955	$106,800	$43,812

Restricted share units, performance share units and deferred share units

Amounts are based on $49.84, the closing price of Manulife common shares on the TSX on December 31, 2025.

Vested and unvested, unexercised in-the-money stock options

Amounts are the difference between the exercise price of the stock options and $49.84, the closing price of Manulife common shares on the TSX on December 31, 2025.

Deferred compensation paid out in 2025

The total value of restricted share units and performance share units vested and paid out and any gains from stock options exercised in 2025.

Implicit change in deferred compensation value

The increase (or decrease) in value of deferred compensation due to any change in share price and performance vesting conditions.

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Governance at Manulife

We believe that excellent corporate governance is critical to our long-term success – for us, our shareholders and our customers. Our board of directors sets the tone at the top, promoting a strong risk culture of integrity and ethical behaviour throughout our entire organization.

Our governance policies and practices are consistent in all material respects with the various rules and requirements that apply to us, including:

•	Insurance Companies Act (Canada)
•	Corporate governance guidelines established by OSFI and the CSA
•	U.S. Securities and Exchange Commission rules and regulations
•	TSX corporate governance guidelines
•	New York Stock Exchange corporate governance rules for domestic issuers.

Where to find it

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What we do

INDEPENDENCE – see page 131 • All directors are independent (except for the CEO) and all committee members are independent • The board and its committees can retain independent advisors	• Chair of the Board and CEO roles are separate • Annual strategic planning meeting held separately from regular board meetings • In camera sessions at board and committee meetings
ETHICS AND INTEGRITY – see pages 123 and 130 • We promote a strong risk culture of integrity and ethical behavior • Ethics Hotline available to all employees or third parties	• Directors certify compliance with our code of business conduct and ethics every year and receive training in information risk management

LEADERSHIP AND DEVELOPMENT – see page 135
• We have an orientation program and continuing education for directors • Risk committee members must take at least one externally facilitated session or course on cybersecurity every two years

•

Corporate governance and nominating committee members must take at least one externally facilitated session or course on sustainability matters, including climate, every two years

•

The board has a formal annual self-assessment process that is periodically conducted by an independent advisor, including for 2025

BOARD SUCCESSION – see page 132

•

Shareholders elect individual directors annually

•

We have a majority voting policy and director term limits

•

Continuous, strategic approach to board succession, using a skills matrix and an independent search firm to assist in board recruiting

•

Board inclusion policy covers gender, age, race, ethnicity, culture, disability, sexual orientation, geographic representation and other characteristics

•

Board succession practices promote the objectives set out in the board inclusion policy

•

Search firms must identify and present diverse and balanced slates of potential director candidates that include female candidates, as well as explicitly consider and present candidates from other underrepresented groups including visible minorities as defined in the Employment Equity Act (Canada), Indigenous peoples, people with disabilities and members of the LGBTQ+ community

SHAREHOLDER ENGAGEMENT AND ALIGNMENT – see page 129
• Robust shareholder engagement program follows publicly available shareholder engagement principles	• We have equity ownership guidelines for directors and executives • We have a proxy access policy
RISK OVERSIGHT – see page 124 • We have strong risk oversight, carried out by the board and supported by the risk committee	• The audit and risk committees have joint meetings at least once a year • There is cross-membership between the management resources and compensation committee and the risk committee
What we don’t do

• No hedging of Manulife securities – Directors, executives and employees are prohibited from monetizing or hedging Manulife common shares or equity awards

•

No stock options, perquisites, severance, pension or retirement benefits or participation in an equity-based compensation plan for non-executive directors, other than receiving equity in lieu of cash compensation

• No slate voting for directors – Shareholders can vote for or withhold their vote from individual directors
• No staggered voting for directors – We have annual elections for all directors
• No unequal voting structure – We do not have dual-class or subordinate voting shares
• No tie-breaking vote – Our Chair of the Board does not have a deciding vote in the event of a tie at the board

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About the Manulife board

The board is responsible for overseeing our business and affairs as set out in the board’s mandate. You can read about the board’s responsibilities in more detail beginning on page 123, and you can find a copy of the board’s mandate on manulife.com and on SEDAR+ (sedarplus.ca). The board carries out its responsibilities directly and through its four committees, which you can read about beginning on page 122.

Other than the CEO, all of our directors are independent, and all members of the board’s committees are independent. This ensures the board and committees can effectively oversee all aspects of our business and act in Manulife’s best interests.

The board needs a mix of certain competencies, experience and personal qualities for proper oversight and effective decision-making, and sets its size and composition accordingly. The board routinely reviews its size and make-up with the corporate governance and nominating committee, and may appoint new directors to the board between annual meetings. You can read more about board diversity and the competencies and experience of our directors beginning on page 132.

The board and each of its committees set aside time at each meeting to meet without management present. The board holds monthly update calls to keep directors informed between regularly scheduled meetings.

The corporate governance and nominating committee reviews the board mandate annually. The board mandate, committee charters and position descriptions for the Chair of the Board, committee chairs, individual directors and the CEO are posted on manulife.com.

Year in review

The board continued its effective oversight of the company in the past year:

•

continued to review governance policies and processes in light of peer practice and stakeholder expectations

•

continued to engage with stakeholders on areas of importance, including the company’s strategy and our executive compensation program (see page 129 for more information on our engagement with shareholders)

•

continued to oversee and focus on board succession with the appointment of two new directors, who bring skills and experience critical to Manulife’s strategic priorities, since the beginning of 2025

•

completed a successful CEO succession process, welcoming Phil Witherington as Manulife’s new CEO in May 2025

•

continued to provide robust oversight over the strategic ambitions of the company and related activities, including through standalone sessions reviewing Manulife’s refreshed enterprise strategy, the execution of the strategic acquisition of Comvest and the announcement of a joint venture transaction with Mahindra to enter the life insurance market in India

•

engaged an independent advisor to help carry out a self-assessment of the board, committees, the board chair and committee chairs

•

engaged external facilitators to provide educational sessions on areas of importance, including AI governance, climate change and cybersecurity matters (see page 135 for more information on our board education program).

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Contacting the board

Our board of directors values regular and constructive engagement with shareholders, and encourages shareholders to express their views on governance matters directly to the board. If you have questions about our governance practices, you can send them to the Chair of the Board at the following address:

Chair of the Board

Manulife Financial Corporation

200 Bloor Street East

Toronto, Ontario M4W 1E5

Canada

Email: corporate_governance@manulife.com

If your question relates to a board committee matter, please address your note to the chair of the appropriate committee.

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Chair of the Board • provides independent board leadership and oversight

Board of directors oversees: • risk culture of integrity and ethics • strategic planning • risk management • leadership development and succession planning	• corporate governance • internal controls • communications and public disclosure

Audit committee

•

oversees the external auditors, internal control over financial reporting and our finance, actuarial, internal audit and global compliance functions

•

serves as the conduct review committee

•

reviews our compliance with legal and regulatory requirements

Corporate governance and nominating committee

•

develops our governance policies, practices and procedures

•

develops and oversees the approach to director succession and development, including approach to inclusion

•

develops and oversees the process for assessing effectiveness of the board, its committees and individual directors

•

oversees director compensation

•

oversees the company’s ESG framework and strategy, including matters related to climate change and the company’s climate commitments

	Management resources and compensation committee oversees: • our global human resources strategy, policies and programs • management succession • executive compensation • pension plan governance	Risk committee oversees: • the management of our principal risks • our programs and procedures to manage those risks • the company’s information risk management program, including cybersecurity

Management • reports to the committees and the board • control functions such as finance, risk, compliance and internal audit operate independently of the business units

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Board committees

The board has four committees to help carry out its mandate:

•	audit committee
•	corporate governance and nominating committee
•	management resources and compensation committee
•	risk committee.

Each committee is made up entirely of independent directors and has a committee charter. Committees set aside time at each meeting to meet in camera (without management present) and may also use part of this time to meet with independent advisors and individual members of management.

Committee chairs report to the board, providing updates on the committee’s deliberations and any recommendations that require the board’s approval.

Committees review their charter every year and update it as necessary. They also conduct an assessment of the committee’s performance and effectiveness in carrying out the responsibilities set out in its charter. Each committee considers the results when developing its priorities and objectives for the coming year.

The corporate governance and nominating committee reviews committee composition at least once a year and adjusts committee membership as appropriate. The CEO is not involved in any of these decisions.

You can access the committee charters and position description for each committee chair on manulife.com and read the 2025 committee reports beginning on page 31.

Independent advice

The board and committees may retain outside advisors to receive independent advice, and we pay for the cost of these services.

Board roles and responsibilities

Among other things, the board is responsible for approving our strategy, risk oversight, leadership development, succession planning and corporate governance. It reviews and approves our financial statements, significant investments, the raising of capital and other significant matters such as significant mergers, acquisitions and divestitures.

1 — PROMOTING A RISK CULTURE OF INTEGRITY AND ETHICAL BEHAVIOUR

The board and management promote a strong risk culture of integrity and ethical behaviour.

Our code of business conduct and ethics applies to all directors, officers and employees and sets out the importance of Manulife’s values, ethics in the workplace and our business relationships, avoiding conflicts of interest, protecting our assets, and prompt reporting of illegal or unethical behaviour.

Sustainability and the board

Sustainability considerations, including climate-related issues, cross several aspects of the board’s role, including culture, strategic planning, risk oversight, leadership and compensation, inclusion and disclosure. Each committee oversees various sustainability matters, including strategy, impacts, risks, opportunities, and disclosures. You can read more about the board’s oversight activities in this area starting on page 138, and in our 2025 Sustainability Report (the 2025 report will be published in the second quarter of 2026).

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Anyone, including third parties, can contact our Global Ethics Office, or file a confidential report by contacting our Ethics Hotline, 24 hours a day, 7 days a week.

Reports can be made anonymously by phone or online. Please visit manulifeethics.com for more information or to submit a report.

All Manulife directors, officers and employees have a duty to comply with the code and to report an incident if they suspect fraud or other unethical behaviour or wrongdoing, including a breach relating to accounting, auditing or internal controls. The code makes it clear that an individual can report suspected or potential illegal or unethical behavior without fear of retaliation for any report made in good faith.

Each year everyone subject to the code must complete annual training and confirm that they have read and comply with the code. The audit committee monitors compliance with the code and reviews the code every year.

Some limited aspects of the code can be waived for directors and senior executives in exceptional situations if approved by the board on the recommendation of the audit committee, and promptly disclosed. To date, the board has not waived any aspect of the code. You can access a copy of the code on manulife.com.

2 — STRATEGIC PLANNING

The board and senior management hold an annual strategic planning meeting, separate from regular board meetings, where board members and management review Manulife’s strategy and discuss emerging trends, the competitive environment, risk issues and any significant business issues or products as important context for our strategic direction.

Management develops strategic, financial and capital plans, our risk appetite and allocation of resources. The strategic business plans include the strategy and related opportunities and risks for Manulife and each of our business segments.

The board reviews the plans, risk appetite and resource allocation, consults further with management and considers any other key issues before approval.

The board monitors management’s progress on strategic plans throughout the year. It receives regular updates from the CEO and management on strategic developments and our performance against the strategic plan, and oversees adjustments management makes to the plans to reflect new conditions or environmental factors.

The location of the strategic planning meeting is regularly rotated through our key markets globally to give the board an opportunity to visit our global operations and meet with employees in those operations. The 2025 meeting was held in Boston, United States.

3 — RISK OVERSIGHT

The company’s strategic direction drives and is informed by our overall risk appetite. All risk-taking activities are managed within Manulife’s overall risk appetite framework, which guides the level of risk, for each risk category we are prepared to accept in pursuit of our strategic objectives, as well as how much additional risk we can tolerate.

The company’s risk appetite framework supports informed decision-making, a risk-aware culture and a balanced view of risk and return that promotes sustainable growth and resilience.

We categorize the risks we face into six overarching categories (known collectively as “principal risks”), to identify, assess, manage, monitor, and report on our risk profile: strategic, market and liquidity, credit and investment, insurance, operational, and technology and cyber.

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Achieving our strategic priorities requires us to take risks. Effective risk management enables value protection that results in financial and operational resilience, as well as value creation that results in sustainable growth. We are exposed to risks within our control and outside of our direct influence. When taking risk, we keep the following Risk Management Principles in mind:

•  keep commitments to customers, creditors, regulators, and shareholders

•  pursue only the risks that we can understand and manage

•  deploy capital prudently and effectively to optimize risk/return

•  maintain our targeted financial strength rating

•  achieve and maintain financial and operational resilience

•  invest all assets, including client-owned assets, consistent with stated objectives

•  design and deliver innovative client-centric solutions

•  consider environmental, social, and governance impacts

Managing climate-related risks and opportunities

The corporate governance and nominating committee oversees matters related to climate change, including climate-related objectives, and receives regular reports on relevant climate topics, including our progress against the objectives set out in Manulife’s Climate Action Plan (see page 140). The executive risk committee and the risk committee of the board consider climate-related risks and opportunities through ongoing risk processes and reporting.

Our 2025 MD&A includes disclosures related to climate risk governance and risk management. Please also see the 2025 Sustainability Report (the 2025 report will be published in the second quarter of 2026), for detailed climate risk and opportunity-related disclosures guided by OSFI Guideline B-15: Climate Risk Management.

•	promote employee well-being and inclusion
•	protect our reputation and brand

The board looks to the audit committee, risk committee and management resources and compensation committee to assist in overseeing certain areas of risk:

•	audit committee
–	oversees compliance with legal and regulatory requirements
–	oversees policies and internal control systems for effectiveness to mitigate our exposure to financial reporting risk
–	reviews our quarterly and annual financial statements and related disclosure before recommending them to the board for their review and approval
•	risk committee
–	reviews and assesses our principal risks, including our overall risk profile and risk appetite
–	reviews and assesses our evolving risks
–	reviews the risk impact of the business plan and new business initiatives
–	oversees the risk management function
–	oversees our compliance with risk management policies
–	oversees the company’s risk culture
•	management resources and compensation committee and risk committee
–	reviews our executive compensation program to ensure alignment against our risk management principles and our risk appetite

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The board and cybersecurity

The risk committee of the board oversees the company’s information risk management program, considers quarterly reports from senior leaders on technology and cybersecurity risks (including AI-related risks), mitigation and resilience, and reviews the effectiveness of the program and controls for identifying and addressing the related risks.

Each director, other than the Chair of the Board, sits on two committees. There is cross-membership between the management resources and compensation committee and the risk committee, and the corporate governance and nominating committee and the audit committee, which adds depth to committee deliberations. The audit committee and risk committee have at least one joint meeting every year.

The board meets directly with OSFI, our principal regulator, at least once every year, and there are regular meetings between other members of the board, including the Chair of the Board, and OSFI throughout the year.

Enterprise risk management (ERM) framework

Our approach to risk management is governed by our ERM framework. The ERM framework is a foundational, holistic, integrated, and adaptive approach to understanding and managing risk while balancing the need to remain competitive. This structure provides guardrails on our risk profile to optimize risk-adjusted returns without compromising our ability to meet our commitments to customers and all stakeholders. The ERM framework is comprised of five inter-related components: Risk Taxonomy, Risk Appetite, Risk Governance, Risk Process, and Risk Culture.

Our risk management practices are influenced and impacted by external and internal factors (such as economic conditions, geopolitical environment, technology and risk culture), which can significantly impact the levels and types of risks we might face in pursuit of strategically optimized risk-taking and risk management. Our ERM framework incorporates relevant impacts and mitigating actions as appropriate.

As part of our ERM framework, we follow a compensation risk assessment process to support the governance and design of controls for the risks associated with the compensation program. Our compensation programs are assessed through this process every year.

We have a global framework for managing the company’s technology and information security risks. Programs supporting this framework are overseen by the Chief Information Risk Officer. These programs establish the governance, policies and standards, and appropriate controls to protect information and computer systems. Our Technology Risk Management program provides strategy, direction, and oversight for all technology risk domain activities across the company, and our Information Security Management program provides strategy, direction, and oversight for all cybersecurity risk domain activities across the company.

Compliance and reporting

Management oversees the principal risks and implementation of controls to manage risk, and regularly assesses whether there are any material deficiencies. They update the board on our principal risks at least quarterly.

Controls and certifications

We update our risk policies, risk management processes, internal controls and management information systems regularly to make sure they match our risk profile and comply with regulatory requirements. We also perform stress testing on an ongoing basis to support the way we identify, assess and mitigate risk.

The CEO and CFO certify our disclosure controls and procedures, annual financial statements and quarterly financial statements, among other things, to meet legal and regulatory requirements.

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4 — LEADERSHIP DEVELOPMENT AND SUCCESSION

The management resources and compensation committee reviews our approach to human resources, talent management, compensation and the succession planning process for senior executives.

Our inclusive culture aims to inspire employees to bring their authentic selves to work, enabling them to provide high-quality service to our customers, business partners, and communities.

The following table shows the number of women in leadership positions at Manulife and our subsidiaries:

(as at February 27, 2026)

Women in senior leadership roles (vice president and higher)	199 of 534	37%

Women in senior officer roles (senior vice president and higher)	34 of 104	33%

Women on the executive leadership team	4 of 15	27%

We continuously examine our HR and succession processes to create an inclusive experience for all. We are committed to eliminating bias, fostering inclusivity and enhancing employee engagement to retain the best talent to meet the business’ needs. We have not adopted a target regarding the representation of women in executive officer positions because we believe that, by embracing inclusion for all (rather than simply relying on representation targets), we will retain the best talent across all groups and create a stronger, more resilient global organization.

You can read more about our inclusive culture in our annual Sustainability Report.

Management development and assessment

The management resources and compensation committee oversees our human resources strategy and our talent management program globally.

Management development

We integrate our talent and succession planning process for senior management with the primary objective of having high performing individuals in critical roles across the organization.

We are focusing on several areas to ensure we have depth of talent and diverse leadership to fill critical roles in the future:

•	acquiring and retaining high performing, high potential talent
•	selective external hiring of exceptional, seasoned executives
•	increasing our diversity to better reflect the global markets where we operate
•	identifying early high performing, high potential employees, developing their skills and providing regular assessments
•

engaging our talent and driving high performance, including a board review of the annual employee engagement survey results and overseeing management actions to continuously improve employee engagement

•	significantly investing in the development of our top talent both on the job and through formal development programs.

High potential employees participate in development programs that combine formal training in specific areas and practical work experience that is meaningful and varied. The program may include roles in different divisions or an international assignment, among other things.

Assessment

We have a formal assessment process that is based on corporate and individual performance:

•

The board approves the CEO’s objectives for the upcoming year, which includes a formal scorecard that contains metrics important for meeting our bold ambitions and strategic priorities, with targets tied to our business plan

•	The independent directors assess the CEO’s performance every year, including the completion of a feedback questionnaire

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•	The CEO completes a self-assessment against a series of measures, which is provided to the board to assist in its assessment and compensation decisions
•	The CEO receives a 360-degree leadership assessment to provide an evaluation of his skills and behaviors by gathering feedback from multiple stakeholders
•

The management resources and compensation committee reviews assessments of the performance of senior executives every year, based on business performance, including risk-related aspects, and individual performance

•	The board also approves compensation decisions for the CEO and other senior executives based on these assessments.

The audit committee assesses the effectiveness of the heads of our oversight functions, including the CFO, Chief Audit Executive, Chief Actuary and Global Chief Compliance Officer. The risk committee assesses the effectiveness of the Chief Risk Officer. The board approves all senior executive appointments.

Management succession planning

Management devotes its attention to developing talent below the senior executive level to ensure there is a well-trained, high performing pool of executives that is representative of our customer base and the communities where we operate, and that has a broad range of business and functional experience that can contribute to a common culture and values for building a sustainable, high performing company. Developing our people helps retention and ensures orderly transitions.

Our succession strategy is based on promoting talented individuals within the organization and hiring from outside to strengthen our capabilities where appropriate and to build diverse perspectives and fresh thinking.

The board and its committees review the succession plans for senior management and the heads of our key oversight functions. The board develops the CEO’s succession plan, and the management resources and compensation committee monitors succession plans for senior executives. The management resources and compensation committee, with the assistance of the audit committee and risk committee where appropriate, also monitors succession plans for the heads of our oversight functions.

The management resources and compensation committee conducts regular reviews of senior executive succession planning.

5 — COMMUNICATIONS AND SHAREHOLDER ENGAGEMENT

Disclosure policy and practices

The board has established policies and standards for the disclosure of material information to ensure it is timely, accurate and balanced.

The executive disclosure committee is responsible for overseeing and monitoring our disclosure processes and practices, including the review, from time to time, of Manulife’s disclosure policy. It is made up of members of senior management who report to the audit committee on disclosure matters.

The executive disclosure committee reviews all material information in disclosure documents before board-level review.

A cross-functional group that includes members of senior management, as well as employees from our legal, investor relations and corporate communications groups, and others as required, reviews information and developments to assess materiality in compliance with our disclosure policies.

The board reviews and approves our financial statements, MD&A and earnings releases, annual information form, management information circular and other material disclosures. The audit committee reviews material financial disclosures and reviews and approves our disclosure policy.

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Engagement

We regularly engage with our stakeholders, as we believe that engaging and communicating directly with shareholders and other stakeholders is important for receiving timely and meaningful feedback. Our shareholder engagement principles help our stakeholders understand how the board engages with shareholders and how they can engage with the board. These are available on our website at manulife.com.

The board’s shareholder engagement program facilitated by our investor relations department includes:

•

an annual shareholder outreach program to generate dialogue and feedback on a variety of topics in which the Chair of the Board and at least one other director participate each year

•

ongoing communication, which is an important part of creating an open, candid and productive dialogue. Directors make themselves available throughout the year to engage with and respond to questions from shareholders

•

encouraging shareholders to participate at the annual meeting, because it offers a valuable opportunity to discuss Manulife, our corporate governance practices and other topics.

Say on executive pay

This year shareholders will again have an opportunity to have a say on our approach to executive pay (see page 14). This is an advisory vote, so the results are not binding. The board will, however, take the results into account together with feedback received from other shareholder engagement activities, when making decisions about compensation policies, procedures and executive pay in the future.

Shareholder proposals

Shareholders can submit proposals to be considered at an annual meeting and included in our circular. The corporate governance and nominating committee oversees this process.

See page 14 for more information. We did not receive any proposals to be considered at the 2026 annual meeting.

As part of our shareholder outreach program, Donald Lindsay, Guy Bainbridge, Julie Dickson and Michael Durland met with shareholders who collectively own approximately 33% of Manulife’s outstanding institutional shares. Overall, feedback from investors was supportive of the company and the board. A broad range of matters were discussed, including:

•

strategic priorities – Manulife’s progress on executing on its refreshed enterprise strategy including growing its high growth businesses, sustaining a globally diversified and balanced portfolio as well as deploying capital in a disciplined manner

•

governance – Manulife’s approach to governance, including board composition, CEO transition, board and executive succession planning, and auditor independence

•

risk management – approach to risk management and views on emerging risks, including geopolitical, operational, financial, and technology and cyber risks, as well as on the deployment of AI capabilities within the company

•

sustainability – Manulife’s sustainability strategy and goals, including our Impact Agenda, Climate Action Plan, Sustainability Report, Manulife Longevity Institute, emission targets, and diversity and inclusion

•

executive compensation – our compensation plan design.

Proxy access

The board understands that proxy access is important to shareholders and has a proxy access policy that allows shareholders to nominate directors for election at the next annual meeting.

Eligible shareholders (or a group of up to 20 eligible shareholders) who have held full voting and economic rights in at least 5% of the outstanding common shares for at least three years as of the date of the nomination, may nominate up to 20% of the number of directors to be elected at the next annual meeting. Nominations must be made in compliance with the proxy access policy and nominees must meet the eligibility criteria described in the policy. See page 14 for more information about submitting nominations under the proxy access policy.

You can find our proxy access policy at manulife.com.

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For more information

You can find more information about Manulife on manulife.com, including webcasts of the quarterly investor conference calls and senior management’s presentations to the investment community, our annual reports and other investor information.

SUBSIDIARY GOVERNANCE

The corporate governance and nominating committee is responsible for reviewing the adequacy and effectiveness of the board’s governance policies, practices, and procedures, including supporting the board’s oversight of the activities of our subsidiaries globally.

Our global subsidiary governance policy and standard establish a subsidiary governance framework that supports the board in its oversight of our subsidiaries. We use a risk-based approach to subsidiary governance, categorizing our subsidiaries according to size, risk profile, regulatory status, minority interests and other factors, and aligning our corporate governance practices to each subsidiary’s risk categorization.

An effective subsidiary board requires that directors have the necessary skills, experience, and integrity to carry out their responsibilities and that the size and composition of the subsidiary board facilitate open and effective dialogue and the full participation of each director. The boards of most of our significant subsidiaries include both internal (i.e., employee) directors and external (i.e., non-employee) directors. Internal directors bring industry experience and knowledge, and external directors can contribute different experience and expertise and add a diverse perspective to subsidiary boards. Fostering the inclusion of diverse perspectives and ideas at our subsidiary boards is paramount for the board and our subsidiaries, as it enhances oversight, decision-making, and governance.

A global operating approach to subsidiary governance allows us to balance global oversight and transparency with local execution. This hybrid approach includes:

•	a central team that focuses on driving subsidiary governance best practices and consistency (wherever possible), supporting an enterprise-wide view of subsidiary governance, and
•	local centres-of-excellence that have day-to-day accountability for governance matters.

Serving as a director

We and the board expect directors to conduct themselves professionally, with integrity and always in the best interests of Manulife.

A director must commit the necessary time to their duties as a director and is expected to attend all meetings except in extenuating circumstances. We compensate directors appropriately and our fee schedule is competitive with the market (see page 37 for details).

Directors must notify the chair of the corporate governance and nominating committee of any significant changes in their status, including contemplating joining another public company board and changing employment or country of residence. In certain circumstances, such as a change in principal occupation or country of residence, the director must also tender his or her resignation for consideration.

Directors who receive more withheld votes than for votes in an uncontested election have to submit their resignation. See page 17 for more about our majority voting policy.

The chair will review the matter and consider an appropriate course of action including, in the case of a public company appointment, seeking the approval of the committee. As part of its review, the committee considers whether there are circumstances that could impair the director’s ability to exercise independent judgment or create a conflict of interest, as well as whether the proposed appointment would impede the director’s ability to devote the time and commitment necessary. We expect the director to resign if the change creates a conflict of interest, or affects our ability to comply with legal or regulatory requirements or our own internal policies.

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SERVING ON OTHER BOARDS

We have not set a limit for the number of public company boards our directors can serve on, however, as noted above, the corporate governance and nominating committee must review and approve a proposed appointment to another public company board to ensure the additional commitment does not create a conflict of interest or affect the director’s independence or ability to devote appropriate time to Manulife. There are no interlocks among the director nominees.

INTEGRITY

In addition to complying with our code of business conduct and ethics, directors are required to follow rules established to ensure they exercise independent judgment and avoid conflicts of interest.

EQUITY OWNERSHIP

We require directors to hold equity in Manulife to help align their interests with those of our shareholders. All independent directors must hold at least six times the mandatory equity portion of the annual board member retainer. Directors are expected to meet their equity ownership requirements within six years of joining the board. To facilitate equity ownership, all directors receive at least US$137,500 (approximately 57%) of the annual board retainer in deferred share units. The President and CEO has separate equity ownership requirements, which you can read about on page 113.

TERM LIMITS

Independent directors can serve up to 12 years on our board, to balance the benefits of experience with the need for board renewal and new perspectives. In exceptional circumstances, the board has discretion to nominate a director for additional one-year terms for up to three years.

The Chair of the Board may serve up to five years in the role regardless of the number of years served as a director. Mr. Lindsay’s maximum term as Chair of the Board will end at the 2028 meeting.

INDEPENDENCE

We have a board independence policy that complies with all applicable legal, regulatory and securities exchange requirements and which is available on manulife.com. The policy is reviewed every year in determining the independence of the company’s directors.

A director is independent if the individual doesn’t have a direct or indirect relationship with Manulife that could reasonably be expected to interfere with the director’s ability to exercise independent judgment. Other than the CEO, who must be a member of the board under the Insurance Companies Act (Canada), all of the nominated directors are independent. Members of the audit committee and the management resources and compensation committee also meet the additional independence requirements applicable to those committees.

Independent Chair of the Board

The Chair of the Board must be an independent director. The Chair of the Board is appointed each year by the directors and can serve up to five years in the role.

The Chair of the Board is responsible for providing leadership to the board, encouraging open discussion and debate, overseeing performance and guiding deliberations on strategic and policy matters. The Chair of the Board has frequent discussions with senior management and one-on-one sessions with board members, sets the meeting agendas and attends all committee meetings whenever possible. The Chair of the Board also has frequent interactions with Manulife’s primary regulator, OSFI, to facilitate direct and open communication and works closely with corporate governance and nominating committee members on all governance matters. The Chair of the Board’s mandate is available on manulife.com.

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Independent directors

The independent directors meet regularly with senior management, and have the opportunity to meet without management present at each board and committee meeting to facilitate open and candid discussion.

The independent directors also meet in a closed session at least once every year to review the performance of the CEO and approve his compensation, review the board’s own performance assessments and approve the board’s objectives for the following year.

They also regularly have closed sessions with the company’s external auditors, other independent advisors, heads of our control functions and other members of management.

BOARD SUCCESSION

The corporate governance and nominating committee oversees the board succession process and manages board succession in light of the board’s overall needs, term limits and retirements. In doing so, the committee takes a long-term, strategic view of board succession, and diversity is an important consideration. In accordance with the board’s inclusion policy, the committee will consider the following when identifying candidates for nomination to the board:

•

qualifications, including skills, expertise, competencies and experience, and other qualities the board identifies from time to time as being necessary for effective oversight given the global nature of the company’s operations and strategy, and the rapidly evolving global economic environment

•	characteristics that will foster a board culture that welcomes multiple perspectives and is free of conscious or unconscious bias and discrimination
•

characteristics that contribute to board diversity, including gender, age, race, ethnicity, culture, disability, sexual orientation and geographic representation, as well as any other characteristics that may be identified from time to time

•	legal and regulatory requirements, such as those relating to residency and independence

The Chair of the Board, committee chairs and other directors interview suitable candidates, a review is undertaken to identify potential conflicts and interlocks, and an independent firm conducts background checks. The committee considers input from all of these sources before it recommends a candidate for the board’s review and approval for nomination or appointment to the board.

INCLUSION

The board recognizes the importance of inclusion and is committed to fostering diversity at all levels of the organization, including within its own ranks. The board has a history of promoting diversity and believes that having highly qualified directors from diverse backgrounds brings different perspectives and experiences to the boardroom, generating healthy discussion and debate and more effective decision-making. This commitment is reflected in the board’s long-standing inclusion policy (which you can access on manulife.com), and in the board succession practices described below which include considering characteristics that contribute to board diversity and inclusion. We are proud of the progress we have made to build a diverse board that represents the communities where we operate, particularly when it comes to the representation of women among our board members, and recognize the need for continued attention to increasing the representation of other underrepresented groups, including people who identify as Indigenous, members of a visible minority, have a disability or are members of the LGBTQ+ community.

Board succession

The corporate governance and nominating committee engages independent advisors to help identify candidates, including diverse candidates in line with the board inclusion policy. The committee is committed to equitable and inclusive recruitment practices and requires search firms to identify and present diverse and balanced slates of potential director candidates that include female candidates, as well as explicitly consider and present candidates from other underrepresented groups such as visible minorities as defined in the Employment Equity Act (Canada), Indigenous peoples, people with disabilities and members of the LGBTQ+ community. It also maintains a list of prospective candidates from these underrepresented groups who meet established criteria and objectives.

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With respect to gender in particular, the board strives to maintain parity between men and women among the independent directors and has established a specific objective that at least 40% of the independent directors are women, recognizing that board composition may fluctuate from time to time during periods of transition. To maintain an appropriate gender balance, no more than 60% of the independent directors will be from any one gender, subject to temporary fluctuations during periods of transition.

The following table shows the number of women and directors who are members of a visible minority (as defined in the Employment Equity Act (Canada)) currently on the board. None of the directors has self-identified as an Indigenous person, person with disabilities or member of the LGBTQ+ community. You can read about management diversity on page 127.

Nominated directors

Female directors (as a percentage of total directors)	6 of 13	46%

Female directors (as a percentage of independent directors)	6 of 12	50%

Directors who have self-identified as members of a visible minority[1] (as a percentage of total directors)	2 of 13	15%

Directors who have self-identified as members of a visible minority[1] (as a percentage of independent directors)	2 of 12	17%

1	As defined in the Employment Equity Act (Canada).

The corporate governance and nominating committee reviews the board inclusion policy and specific objectives annually and may recommend changes to the policy and the objectives as appropriate. The board and committee’s effectiveness at implementing the policy is taken into account during annual performance evaluations.

SKILLS AND EXPERIENCE

The corporate governance and nominating committee helps determine the necessary qualities, skills and experience for a member of the board of a global financial services company and Manulife in particular. The committee maintains a skills matrix to identify any gaps or emerging areas of importance in the board’s overall skill set.

Directors must possess six core attributes:

•	a reputation for integrity and ethical behaviour
•	a demonstrated ability to exercise judgment and communicate effectively
•	financial knowledge
•	prominence in their area of expertise
•	experience relevant to our operations
•	sufficient time to dedicate to board and committee work.

In addition to the core attributes, all members of the board have considerable senior executive experience, operations/governance experience in one or more of Asia, Canada and the U.S., and are financially literate within the meaning of applicable securities laws.

The table on the following page shows the diverse experience of the board and individual nominees in areas identified as necessary for effective oversight of the company given its current operations and strategy. These qualifications are considered in reviewing board succession and evaluating potential board members.

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Key competencies

Finance/Accounting We operate in a financial environment with complex accounting, actuarial and capital management issues

Insurance/Reinsurance/Investment management We value industry expertise as it provides insight into operations, strategy, and market factors

Risk management

We operate in a complex risk environment and experience in risk disciplines and in navigating emerging business risks, opportunities, and/or threats provides us with expertise to effectively manage our principal risks

Talent management/Executive compensation We want to attract, develop and retain top talent globally

Key experience

Asia experience Business and cultural experience in regions in which we operate is essential to providing oversight in the best long-term interests of the company

Government relations/Public policy/
Regulatory

Experience with governmental agencies provides valuable insight into government processes and actions, and knowledge of the regulatory environments across our geographical footprint is essential to understanding the threats and opportunities of our long-term strategy

Public company executive/Director Public company experience provides practical insights on the operations and governance of a complex, publicly traded organization

Technology/Operations

Experience in matters relating to technology and digital innovation, AI, and cybersecurity is important as we focus on transforming our business by integrating technology, including AI-powered solutions, to create value, drive growth and productivity, and enhance customer and colleague experiences

Sales/Marketing/Distribution Experience in sales, marketing and distribution provides valuable market and consumer insights as we focus on growing our diversified business portfolio

Environmental/Climate/Social/Governance

Experience in environmental (including climate), social and governance matters provides us with expertise that supports board monitoring and oversight of relevant strategies, including Manulife’s ESG framework

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DIRECTOR DEVELOPMENT

Directors receive ongoing education to keep them up to date in their knowledge and understanding of our businesses and market and regulatory environment so they can carry out their responsibilities effectively.

Orientation

We are able to attract qualified and experienced directors from various backgrounds with a diverse range of skills. New directors participate in a comprehensive orientation program to increase their knowledge of Manulife and matters that are important to our operations. The program is tailored to each director’s knowledge, skills and experience. We continually enhance the orientation program to leverage available technology and increase its effectiveness and ability to be tailored to individual director needs.

Directors receive information about Manulife, the board and board committees and their duties as a director. The Chair of the Board and committee chairs meet with new directors to discuss the role of the board and committees and to give them an opportunity to have a candid discussion and ask questions.

We also arrange sessions with senior management on a wide variety of relevant subjects to help new directors gain a deeper understanding of our strategic priorities, businesses and challenges.

All directors have a standing invitation to attend committee meetings whether or not they are a member, and new directors are encouraged to do so as part of their orientation.

Continuing education

We run a continuing education program for all directors and the corporate governance and nominating committee coordinates the program agenda.

The program includes regular presentations by senior executives about emerging issues and topics relevant to our business and operations and the regulatory environment, as well as information packages developed to enhance the director’s understanding of the subject matter. External experts are also invited from time to time to speak on various topics.

Site visits and events are organized on a regular basis where directors can engage with employees across the enterprise to gain additional insights

Members of the corporate governance and nominating committee must take at least one externally facilitated sustainability-related education session, and members of the risk committee must take at least one externally facilitated cybersecurity-related education session every two years. All members of the board are invited to attend. In 2025, the board engaged external facilitators to provide educational sessions on areas of importance, including AI governance, climate change and cybersecurity matters.

into various aspects of our business and our global operations. In 2025, members of the board had opportunities to engage with Manulife employees at a number of events held in Boston, United States, as part of the strategic planning meeting.

Committee chairs may also coordinate education sessions on specific topics for their committee members.

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The following table provides highlights of our continuing education program for directors in 2025:

Date	Topic	Attendees

Business and operations
February 2025 November 2025	Global Inforce Management Update	board
May 2025	Asia Overview	board
May 2025	Canada Overview	board
May 2025	Competitive Landscape	board
June 2025	Global Wealth and Asset Management Overview	board
June 2025	US Overview	board
June 2025	Alternative Long Duration Asset Investment Strategy	board
June 2025	Mergers and Acquisitions Overview	board
August 2025	Global Inforce Management Update	board
September 2025	Shareholders’ Perspective	board
September 2025	External Perspective on Manulife	board
October 2025	Product Economics	board
November 2025	Private Markets Strategy Update	board
November 2025	Longevity Institute	board

Market trends and regulatory updates
February 2025 June 2025 November 2025	AI Governance	board
April 2025	Geopolitical Update / Market & Credit Risk	board
September 2025	Navigating a Changing Climate Today (including Climate Risk Update)	corporate governance and nominating committee
February 2025 May 2025 August 2025 November 2025	Technology and Cyber-Risk Update	risk committee
December 2025	Cybersecurity	board
December 2025	Updates in Corporate Governance	corporate governance and nominating committee

We also encourage directors to participate in outside professional development programs. We pay for these expenses so long as the program is approved in advance according to established procedures.

All of our directors are members of the Institute of Corporate Directors (ICD) and the National Association of Corporate Directors (NACD), which provide continuing education for directors through publications, seminars and conferences. They are also provided with corporate subscriptions to certain relevant industry publications.

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ASSESSMENT

The board retained an independent advisor to help carry out a self-assessment of the board, each of the committees, the board chair and committee chairs.

Directors engaged in an iterative interview process with the independent advisor to assess the performance and effectiveness of:

•	the board and the board chair vis-à-vis the board’s objectives
•	the committees and the chairs of those committees vis-à-vis the committee objectives
•	themselves and their peers
•	the board’s relationship with management (including feedback from management where appropriate).

The results of the board’s self-assessment and of the assessment of the Chair of the Board are reviewed by the corporate governance and nominating committee, and the Chair of that committee reports on those results to the full board. The board meets in camera to discuss the feedback and agree on its objectives for the coming year. The Chair of the Board shares peer feedback with individual directors as appropriate.

Each year the board also assesses the performance and effectiveness of the Chair of the Board in carrying out his mandate.

Each of the committee chairs solicits feedback from committee members on their respective committee’s performance against the prior year objectives and proposed objectives for the following year. Each committee also meets in camera to discuss the assessment and to review and assess the adequacy of their respective committee charters and confirm all requirements of the charter were met during the year.

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Other information

Sustainability at Manulife

We report on the environmental, social and governance dimensions of our operations, products and services, as well as our community partnerships, in our annual Sustainability Report and Public Accountability Statement. These reports describe our priorities and performance, including the board’s oversight of Manulife’s sustainability strategy, and can be found on the Sustainability section of our website at www.manulife.com/sustainability.

Our Impact Agenda outlines key focus areas to drive sustained societal impact through our business and reflects the needs of the people we serve and communities in which we live and work. Three interconnected focus areas comprise our Impact Agenda: prioritizing sustained health and well-being, supporting financial resilience and contributing to a healthier planet.

In connection with our sustainability efforts, we actively engage with various internationally recognized initiatives and frameworks. Our 2025 MD&A includes disclosures in the “Strategic Risk – Environmental, Social and Governance Risks” section on our sustainability framework, including Manulife’s approach to climate risk. Please also see our Sustainability Report, published in the second quarter of each year, for detailed climate risk disclosure and our sustainability performance.

Strategy and oversight, including oversight of climate-related risks

Manulife’s sustainability governance framework is designed to help us achieve our sustainability objectives across the enterprise by facilitating strategic decision-making within the context of our business objectives.

The board is responsible for overseeing our sustainability strategy and framework, including our climate-related strategy, risks and opportunities. Each of the board’s committees oversees specific sustainability matters, as outlined on the following page.

Members of the corporate governance and nominating committee must take at least one externally facilitated sustainability-related education session every two years. In 2025, the board engaged external facilitators to provide educational sessions on areas of importance, including AI governance, climate change and cybersecurity matters.

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Other Information

Board	Sustainability considerations, including oversight of climate-related strategy, risks and opportunities, cross several aspects of the board’s role, including their involvement in and oversight of culture, strategic planning, risk oversight, leadership and compensation, inclusion, and disclosure.

Each committee oversees various sustainability-related matters, including strategy, impacts, risks, opportunities, and disclosures.

Corporate governance and nominating committee	Oversees the company’s ESG framework, including matters related to climate change and the company’s climate commitments. The committee receives updates at each regularly scheduled meeting on relevant topics, including Manulife’s Impact Agenda and Climate Action Plan, and oversees progress on relevant climate commitments.

Audit committee	Oversees the company’s sustainability risk disclosures, including Manulife’s approach to climate risk included in our 2025 MD&A, through its oversight of internal controls over financial reporting and disclosure controls and procedures.

Risk committee	Oversees the company’s principal risks and the programs, procedures and controls in place to manage those risks. The committee regularly reviews risks related to sustainability, including climate risks and opportunities, through the company’s evolving risk report and regular risk reporting. Our 2025 MD&A and 2025 Sustainability Report (the 2025 report will be published in the second quarter of 2026) include additional information regarding climate risk governance and risk management.

Management resources and compensation committee	Oversees the company’s global human resources strategy, policies and programs, including executive compensation plans which incorporate enterprise goals linked to climate action, employee engagement, fostering an inclusive culture, and customer satisfaction. The committee receives regular reports on progress on the company’s approach to inclusivity.

Manulife’s Executive Sustainability Council is composed of senior executives, including the Chief Executive Officer, the Global Chief Sustainability Officer, and other functional and business leaders, is responsible for sustainability-related strategy and disclosures. It typically meets monthly, with additional engagement occurring between meetings as needed, and provides quarterly updates to the corporate governance and nominating committee. The Executive Sustainability Council is supported by a Sustainability Centre of Expertise that consists of representatives from multiple businesses and functional areas.

You can read more about the board’s oversight of sustainability matters, including climate, in our annual Sustainability Report.

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2025 sustainability highlights

You can read about our sustainability initiatives and performance on our sustainability website (manulife.com/sustainability), and in our most recent Sustainability Report and Public Accountability Statement (the 2025 report will be published in the second quarter of 2026). These disclosures are informed by regulatory and voluntary reporting frameworks, including the IFRS Foundation’s International Sustainability Standards Board (ISSB), the Global Reporting Initiative (GRI), and the Sustainability Accounting Standards Board (SASB). The report also highlights several of our global sustainability network memberships, including the UN Global Compact and UN Principles for Responsible Investment (PRI).

Climate Action Plan

We recognize the link between environmental and financial stewardship and have established a Climate Action Plan aligned to the pursuit of the net zero economy. We incorporate climate change considerations, where relevant, into decisions about how we manage our operations, how we invest our own assets, and the products and service solutions we offer to customers. Efforts required to address climate change require an unprecedented scale of cooperation and collaboration globally. Our contributions include ongoing advancement against the following objectives:

•

Operations: Reducing Manulife’s scope 1 and 2 emissions by 40% by 2035 relative to our 2019 emissions

•

Investments: Mapping a pathway towards net zero in our General Account’s investment portfolio by 2050, including pursuit of near-term science-based targets covering 42% of our invested assets and financing of solutions that enable economic decarbonization and energy transition outcomes in the real economy

•

Products and services: Helping clients meet their own climate objectives and enhancing the resilience of our business in light of climate risks

You can read more about these commitments and plans underway to achieve them at http://manulife.com/climate.

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Other Information

Directors’ and officers’ liability insurance

We have directors’ and officers’ liability insurance to protect our directors and officers against liabilities they may incur as directors and officers of Manulife and our subsidiaries in circumstances where we cannot indemnify them. Our current policy provides approximately US$500 million in coverage and is reviewed annually.

Loans to directors and executive officers

We may grant loans to our directors, executive officers and other employees in the regular course of business as long as the loans are in compliance with legal and regulatory requirements and are on market terms, and therefore on the same terms as loans we make to customers with similar creditworthiness.

The table below shows the aggregate indebtedness outstanding to Manulife or any of our subsidiaries of all executive officers, directors and employees and former officers, directors and employees of Manulife or our subsidiaries as of February 15, 2026, excluding routine indebtedness under applicable Canadian securities laws:

To Manulife or any of our subsidiaries

Aggregate indebtedness	$2,876,137

The table below shows the indebtedness of each individual who is or was, at any time during fiscal 2025, a director or executive officer, of each director nominee, and of each associate of any such director, executive officer or director nominee, excluding routine indebtedness under applicable Canadian securities laws:

Name and principal position	Involvement of company or subsidiary	Largest amount outstanding during financial year ended December 31, 2025[1]	Amount outstanding as at February 15, 2026[1]

Paul Lorentz, President and CEO, Global Wealth and Asset Management	Manulife Bank as Mortgagee	$1,507,889	$993,377

[1]

Amount represents a Manulife One Account secured against a primary residence of the borrower. As at December 31, 2025, the facility had a balance of $0.00 in a sub account and a revolving balance of $628,150.27 at the Manulife One variable base rate of 4.95% per annum. As at February 15, 2026, the facility had a balance of $0.00 in the sub account and a revolving balance of $993,377 at the Manulife One variable base rate of 4.95%.

Directors’ approval

The board of directors has approved the contents of this circular and authorized us to distribute it to all shareholders of record.

Antonella Deo

Corporate Secretary

March 16, 2026

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Caution regarding forward-looking statements

From time to time, Manulife makes written and/or oral forward-looking statements, including in this document. In addition, our representatives may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995.

The forward-looking statements in this document include, but are not limited to, statements with respect to our strategic priorities and targets and our medium-term financial and operating targets, the anticipated benefits of the acquisitions of Comvest and Schroders Indonesia, our entry into the Indian insurance market and its anticipated benefits, and also relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, “suspect”, “outlook”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “forecast”, “objective”, “seek”, “aim”, “continue”, “goal”, “restore”, “embark” and “endeavour” (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results.

Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements and they should not be interpreted as confirming market or analysts’ expectations in any way.

Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements.

Important factors that could cause actual results to differ materially from expectations include but are not limited to: general business and economic conditions (including but not limited to the performance, volatility and correlation of equity markets, interest rates, credit and swap spreads, inflation rates, currency rates, investment losses and defaults, market liquidity and creditworthiness of guarantors, reinsurers and counterparties); changes in laws and regulations; changes in accounting standards applicable in any of the territories in which we operate; changes in regulatory capital requirements; our ability to obtain premium rate increases on in-force policies; our ability to execute strategic plans and changes to strategic plans; downgrades in our financial strength or credit ratings; our ability to maintain our reputation; impairments of goodwill or intangible assets or the establishment of provisions against future tax assets; the accuracy of estimates relating to morbidity, mortality and policyholder behaviour; the accuracy of other estimates used in applying accounting policies and actuarial methods and embedded value methods; our ability to implement effective hedging strategies and unforeseen consequences arising from such strategies; our ability to source appropriate assets to back our long-dated liabilities; level of competition and consolidation; our ability to market and distribute products through current and future distribution channels; unforeseen liabilities or asset impairments arising from acquisitions and dispositions of businesses; the realization of losses arising from the sale of investments classified fair value through other comprehensive income; our liquidity, including the availability of financing to satisfy existing financial liabilities on expected maturity dates when required; obligations to pledge additional collateral; the availability of letters of credit to provide capital management flexibility; accuracy of information received from counterparties and the ability of counterparties to meet their obligations; the availability, affordability and adequacy of reinsurance; legal and regulatory proceedings, including tax audits, tax litigation or similar proceedings; our ability to adapt products and services to the changing market; our ability to attract and retain key executives, employees and agents; the appropriate use and interpretation of complex models or deficiencies in models used; political, legal, operational and other risks associated with our operations; geopolitical uncertainty, including international conflicts and trade disputes; acquisitions and our ability to complete acquisitions including the availability of equity and debt financing for this purpose; the disruption of or changes to key elements of the company’s or public infrastructure systems; environmental concerns, including climate change; our ability to protect our intellectual property and exposure to claims of infringement, the anticipated benefits of the Comvest and Schroders Indonesia acquisitions; the receipt of regulatory approvals and satisfaction of closing conditions for the Schroders Indonesia acquisition; the receipt of regulatory approvals for entering into

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Other Information

the Indian insurance market and the anticipated benefits of such entry; our ability to execute our digital plans and to deploy future digital use cases and derive value from AI, and our inability to withdraw cash from subsidiaries.

Additional information about material risk factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in our 2025 Management’s Discussion and Analysis under “Risk Management and Risk Factors” and “Critical Actuarial and Accounting Policies” and in the “Risk Management” note to the Consolidated Financial Statements for the year ended December 31, 2025, as well as elsewhere in our filings with Canadian and U.S. securities regulators.

The forward-looking statements in this document are, unless otherwise indicated, stated as of March 16, 2026 and are presented for the purpose of assisting investors and others in understanding our financial position and results of operations, our future operations, as well as our objectives and strategic priorities, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statements, except as required by law.

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